Exhibit 99.1

Barclays PLC

This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the six months ended 30 June 2017, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Barclays PLC and Barclays Bank PLC

Table of Contents

Results Announcement	Page
Notes	i-x
Performance Highlights	1 – 2
Group Performance Review	3 – 5
Results by Business
● Barclays UK	6 – 8
● Barclays International	9 – 11
● Head Office	12
● Barclays Non-Core	13 – 15
Discontinued Operation Results	16 – 17
Quarterly Results Summary	18 – 20
Quarterly Core Results by Business	21 – 25
Performance Management
● Margins and balances	26
Risk Management
● Overview	27
● Credit Risk	28 – 33
● Market Risk	34
● Treasury and Capital Risk	35 – 45
Condensed Consolidated Financial Statements	46 – 51
Financial Statement Notes	52 – 87
Appendix: Non-IFRS Performance Measures	88 – 92
Shareholder Information	93

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC and Barclays Bank PLC

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2017 to the corresponding six months of 2016 and balance sheet analysis as at 30 June 2017 with comparatives relating to 31 December 2016 and 30 June 2016. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/results.

The information in this announcement, which was approved by the Board of Directors on 27 July 2017, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2016, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the section Non-IFRS performance measures below, the Results glossary of non-IFRS performance measures on page 88 and the glossary of terms on pages 94 to 113.

References made throughout the document to the “2016 Annual Report” are referring to the 2016 Annual Report on Form 20-F, which can be accessed at www.sec.gov.

Non-IFRS performance measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 88 to 92 for further information, reconciliations and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Average allocated equity represents the average shareholders’ equity that is allocated to Barclays Core, and to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on page ix;

– Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible shareholders’ equity for the quarter/year is the average of the monthly averages within that quarter/year. Period end allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The comparable IFRS measure is average equity. A reconciliation is provided on page ix;

– Average tangible equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. Period end tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The average tangible shareholders’ equity for the quarter/year is the average of the monthly averages within that quarter/year. The comparable IFRS measure is average equity. A reconciliation is provided on page ix;

– Barclays Core return on average allocated tangible equity is calculated as the annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on pages ix to x;

– Barclays Core return on average allocated tangible equity excluding charges for PPI is calculated as the annualised statutory profit after tax attributable to ordinary shareholders excluding the impact of charges for PPI, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on pages 89 to 90;

– Barclays Core results are considered to be non-IFRS because Barclays Core represents the sum of three Operating Segments, each of which is prepared in accordance with IFRS 8; “Operating Segments”: Barclays UK, Barclays International and Head Office. A reconciliation is provided on pages iv to viii;

– Barclays Core profit attributable to ordinary equity holders of the parent excluding charges for PPI represents Barclays Core profit attributable to ordinary equity holders excluding the impact of charges for PPI. Barclays Core results are considered to be non-IFRS because Barclays Core represents the sum of three Operating Segments, each of which is prepared in accordance with IFRS 8; “Operating Segments”: Barclays UK, Barclays International and Head Office. The comparable IFRS measure is profit attributable to ordinary equity holders of the parent. A reconciliation is provided on pages 89 to 90;

– Core basic earnings per share contribution represents basic earnings per share calculated for Barclays Core. Barclays Core represents the sum of three Operating Segments, each of which is prepared in accordance with IFRS 8, “Operating Segments”: Barclays UK, Barclays International and Head Office. The comparable IFRS measure is basic earnings per share. A reconciliation is provided on page 91;

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– Core cost: income ratio represents cost: income ratio calculated for Barclays Core. Barclays Core represents the sum of three Operating Segments, each of which is prepared in accordance with IFRS 8, “Operating Segments”: Barclays UK, Barclays International and Head Office. The comparable IFRS measure is cost: income ratio, which is calculated as operating expenses divided by total income. A reconciliation is provided on pages iv to viii;

– Operating expenses excluding conduct and litigation charges represents operating expenses excluding the impact of provisions for UK customer redress, and provisions for ongoing investigations and litigation including Foreign Exchange. The comparable IFRS measure is operating expenses. A reconciliation to IFRS is provided on pages iv to viii;

– Operating expenses excluding impairment of Barclays’ holding in BAGL represents operating expenses excluding the impairment of Barclays’ holding in BAGL. The comparable IFRS measure is operating expenses. A reconciliation to IFRS is provided on page 17;

– Operating expenses excluding UK Bank Levy and impairment of Barclays’ holding in BAGL represents operating expenses excluding the impact of UK Bank Levy and the impairment of Barclays’ holding in BAGL. The comparable IFRS measure is operating expenses. A reconciliation to IFRS is provided on page 17;

– Operating expenses excluding UK Bank Levy and litigation and conduct charges represents operating expenses excluding the impact of UK Bank Levy, provisions for UK customer redress, and provisions for ongoing investigations and litigation including Foreign Exchange. The comparable IFRS measure is operating expenses. A reconciliation to IFRS is provided on pages vi and viii;

– Profit before tax excluding impairment of Barclays’ holding in BAGL and loss on sale of BAGL represents profit/(loss) before tax excluding the impairment of Barclays’ holding in BAGL and loss on sale of BAGL. The comparable IFRS measure is profit before tax. A reconciliation to IFRS is provided on page 17;

– Profit attributable to ordinary shareholders of the parent excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL represents profit/(loss) attributable to ordinary shareholders excluding the impact of charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL. The comparable IFRS measure is attributable profit. A reconciliation to IFRS is provided on pages 89 to 90;

– Profit on disposal of undertakings and share of results of associates and joint ventures excluding loss on sale of BAGL represents profit on disposal of undertakings and share of results of associates and joint ventures excluding the impact of the loss on sale of BAGL. The comparable IFRS measure is profit on disposal of undertakings and share of results of associates and joint ventures. A reconciliation to IFRS is provided on page 17;

– Return on average allocated equity represents the return on shareholders’ equity that is allocated to Barclays Core and to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page x;

– Return on average allocated tangible equity excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL is calculated as profit attributable to ordinary equity holders excluding the impact of charges for PPI, impairment of Barclays’ holding in BAGL and the loss on the sale of BAGL, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on pages 89 to 90;

– Return on average allocated tangible equity is calculated as the annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on pages ix to x;

– Return on average tangible shareholders’ equity is calculated as the annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average tangible shareholders’ equity. The comparable IFRS measure is return on equity. A reconciliation is provided on pages ix to x;

– Tangible net asset value per share is calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 92; and

– Transitional CET1 ratio according to FSA October 2012. This measure is calculated by taking into account the statement of the Financial Services Authority, the predecessor of the Prudential Regulation Authority, on CRD IV transitional provisions in October 2012, assuming such provisions were applied as at 1 January 2014. This ratio is used as the relevant measure starting 1 January 2014 for purposes of determining whether the automatic write-down trigger (specified as a Transitional CET1 ratio according to FSA October 2012 of less than 7.00%) has occurred under the terms of the Contingent Capital Notes issued by Barclays Bank PLC on November 21, 2012 (CUSIP: 06740L8C2) and April 10, 2013 (CUSIP: 06739FHK0). Please refer to page 41 for a reconciliation of this measure to CRD IV CET1 ratio.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, notable items, business strategy, structural reform, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the Group Strategy Update, rundown of assets and businesses within Barclays Non-Core, sell down of the Group’s interest in Barclays Africa Group Limited or the impact of any regulatory deconsolidation, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, future levels of notable items, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In

Barclays PLC and Barclays Bank PLC	ii

addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the exercise by the United Kingdom of Article 50 of the Treaty of Lisbon and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2016), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC and Barclays Bank PLC	iii

Barclays Group results reconciliation	H117
	Barclays UK £m	Barclays International £m	Head Office £m	Barclays Core £m	Barclays Non-Core £m	Barclays Group £m
Total income[1]	3,661	7,748	2	11,411	(530)	10,881
Credit impairment charges and other provisions	(398)	(625)	(1)	(1,024)	(30)	(1,054)
Net operating income/(expenses)	3,263	7,123	1	10,387	(560)	9,827
Operating expenses excluding litigation and conduct	(1,933)	(4,711)	(89)	(6,733)	(256)	(6,989)
Litigation and conduct	(695)	(9)	(11)	(715)	(28)	(743)
Operating expenses[1]	(2,628)	(4,720)	(100)	(7,448)	(284)	(7,732)
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	(1)	214	(164)	49	197	246
Profit/(loss) before tax	634	2,617	(263)	2,988	(647)	2,341
Attributable profit/(loss)[2]	185	1,656	(298)	1,543	(419)	(1,211)

Cost: income ratio[1]	72%	61%		65%		71%
Average allocated tangible equity (£bn)[2]	8.8	27.5	8.2	44.5	4.9	49.4
Risk weighted assets (£bn)[2]	66.1	212.2	26.2	304.6	22.8	327.4

1	Cost: income ratio is calculated by dividing Operating expenses by Total income.
2	Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

Barclays Group results reconciliation	H116
	Barclays UK £m	Barclays International £m	Head Office £m	Barclays Core £m	Barclays Non-Core £m	Barclays Group £m
Total income[1]	3,746	7,552	301	11,599	(586)	11,013
Credit impairment charges and other provisions	(366)	(509)	(1)	(876)	(55)	(931)
Net operating income/(expenses)	3,380	7,043	300	10,723	(641)	10,082
Operating expenses excluding litigation and conduct	(1,899)	(4,295)	(121)	(6,315)	(857)	(7,172)
Litigation and conduct	(400)	(14)	(18)	(432)	(93)	(525)
Operating expenses[1]	(2,299)	(4,309)	(139)	(6,747)	(950)	(7,697)
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	(1)	19	(27)	9	(313)	(322)
Profit/(loss) before tax	1,080	2,753	134	3,967	(1,904)	2,063
Attributable profit/(loss)[2]	608	1,746	90	2,444	(1,490)	1,110

Cost: income ratio[1]	61%	57%		58%		70%
Average allocated tangible equity (£bn)[2]	9.1	25.0	5.8	39.9	8.5	48.3
Risk weighted assets (£bn)[2]	67.1	212.7	43.2	319.6	46.7	366.3

1	Cost: income ratio is calculated by dividing Operating expenses by Total income.
2	Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

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Barclays Group results reconciliation	Q217
	Barclays UK £m	Barclays International £m	Head Office £m	Barclays Core £m	Barclays Non-Core £m	Barclays Group £m
Total income[1]	1,820	3,610	84	5,514	(456)	5,058
Credit impairment charges and other provisions	(220)	(279)	(1)	(500)	(27)	(527)
Net operating income/(expenses)	1,600	3,331	83	5,014	(483)	4,531
Operating expenses excluding litigation and conduct	(974)	(2,276)	(40)	(3,290)	(108)	(3,398)
Litigation and conduct	(699)	4	(1)	(696)	(19)	(715)
Operating expenses[1]	(1,673)	(2,272)	(41)	(3,986)	(127)	(4,113)
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	(1)	202	(164)	37	204	241
Profit/(loss) before tax	(74)	1,261	(122)	1,065	(406)	659
Attributable profit/(loss)[2]	(285)	819	(175)	359	(226)	(1,401)

Cost: income ratio[1]	92%	63%		72%		81%
Average allocated tangible equity (£bn)[2]	8.7	27.4	8.8	44.9	4.5	49.3
Risk weighted assets (£bn)[2]	66.1	212.2	26.2	304.6	22.8	327.4

1	Cost: income ratio is calculated by dividing Operating expenses by Total income.
2	Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

Barclays Group results reconciliation	Q117
	Barclays UK £m	Barclays International £m	Head Office £m	Barclays Core £m	Barclays Non-Core £m	Barclays Group £m
Total income[1]	1,841	4,138	(82)	5,897	(74)	5,823
Credit impairment charges and other provisions	(178)	(346)	-	(524)	(3)	(527)
Net operating income/(expenses)	1,663	3,792	(82)	5,373	(77)	5,296
Operating expenses excluding litigation and conduct	(959)	(2,435)	(49)	(3,443)	(148)	(3,591)
Litigation and conduct	4	(13)	(10)	(19)	(9)	(28)
Operating expenses[1]	(955)	(2,448)	(59)	(3,462)	(157)	(3,619)
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	-	12	-	12	(7)	5
Profit/(loss) before tax	708	1,356	(141)	1,923	(241)	1,682
Attributable profit/(loss)[2]	470	837	(123)	1,184	(193)	190

Cost: income ratio[1]	52%	59%		59%		62%
Average allocated tangible equity (£bn)[2]	8.9	27.7	7.6	44.2	5.2	49.4
Risk weighted assets (£bn)[2]	66.3	215.3	52.9	334.5	27.4	361.9

1	Cost: income ratio is calculated by dividing Operating expenses by Total income.
2	Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

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Barclays Group results reconciliation	Q416
	Barclays UK £m	Barclays International £m	Head Office £m	Barclays Core £m	Barclays Non-Core £m	Barclays Group £m
Total income[1]	1,828	3,592	(9)	5,411	(419)	4,992
Credit impairment charges and other provisions	(180)	(426)	-	(606)	(47)	(653)
Net operating income/(expenses)	1,648	3,166	(9)	4,805	(466)	4,339
Operating expenses excluding UK Bank Levy and litigation and conduct	(989)	(2,497)	15	(3,471)	(341)	(3,812)
UK Bank Levy	(48)	(284)	(2)	(334)	(76)	(410)
Litigation and conduct	(28)	(17)	(1)	(46)	(51)	(97)
Operating expenses[1]	(1,065)	(2,798)	12	(3,851)	(468)	(4,319)
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	-	5	159	164	146	310
Profit/(loss) before tax	583	373	162	1,118	(788)	330
Attributable profit/(loss)[2]	383	43	223	649	(498)	99

Cost: income ratio[1]	58%	78%		71%		87%
Average allocated tangible equity (£bn)[2]	8.6	26.6	7.2	42.4	6.5	48.9
Risk weighted assets (£bn)[2]	67.5	212.7	53.3	333.5	32.1	365.6

1	Cost: income ratio is calculated by dividing Operating expenses by Total income.
2	Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

Barclays Group results reconciliation	Q316
	Barclays UK £m	Barclays International £m	Head Office £m	Barclays Core £m	Barclays Non-Core £m	Barclays Group £m
Total income[1]	1,943	3,851	(189)	5,605	(159)	5,446
Credit impairment charges and other provisions	(350)	(420)	1	(769)	(20)	(789)
Net operating income/(expenses)	1,593	3,431	(188)	4,836	(179)	4,657
Operating expenses excluding litigation and conduct	(904)	(2,337)	(29)	(3,270)	(311)	(3,581)
Litigation and conduct	(614)	(17)	(8)	(639)	(102)	(741)
Operating expenses[1]	(1,518)	(2,354)	(37)	(3,909)	(413)	(4,322)
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	-	8	(4)	4	498	502
Profit/(loss) before tax	75	1,085	(229)	931	(94)	837
Attributable profit/(loss)[2]	(163)	623	(203)	257	72	414

Cost: income ratio[1]	78%	61%		70%		79%
Average allocated tangible equity (£bn)[2]	8.7	25.7	7.4	41.8	7.6	49.4
Risk weighted assets (£bn)[2]	67.4	214.6	47.5	329.5	43.9	373.4

1	Cost: income ratio is calculated by dividing Operating expenses by Total income.
2	Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

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Barclays Group results reconciliation	Q216
	Barclays UK £m	Barclays International £m	Head Office £m	Barclays Core £m	Barclays Non-Core £m	Barclays Group £m
Total income[1]	1,943	4,039	334	6,316	(344)	5,972
Credit impairment charges and other provisions	(220)	(240)	(2)	(462)	(26)	(488)
Net operating income/(expenses)	1,723	3,799	332	5,854	(370)	5,484
Operating expenses excluding litigation and conduct	(947)	(2,074)	(36)	(3,057)	(368)	(3,425)
Litigation and conduct	(399)	(10)	(11)	(420)	(27)	(447)
Operating expenses[1]	(1,346)	(2,084)	(47)	(3,477)	(395)	(3,872)
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	(1)	11	(28)	(18)	(324)	(342)
Profit/(loss) before tax	376	1,726	257	2,359	(1,089)	1,270
Attributable profit/(loss)[2]	141	1,171	182	1,494	(887)	677

Cost: income ratio[1]	69%	52%		55%		65%
Average allocated tangible equity (£bn)[2]	9.0	24.8	6.6	40.4	7.9	48.3
Risk weighted assets (£bn)[2]	67.1	209.3	43.2	319.6	46.7	366.3

1	Cost: income ratio is calculated by dividing Operating expenses by Total income.
2	Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

Barclays Group results reconciliation	Q116
	Barclays UK £m	Barclays International £m	Head Office £m	Barclays Core £m	Barclays Non-Core £m	Barclays Group £m
Total income[1]	1,803	3,513	(33)	5,283	(242)	5,041
Credit impairment charges and other provisions	(146)	(269)	1	(414)	(29)	(443)
Net operating income/(expenses)	1,657	3,244	(32)	4,869	(271)	4,598
Operating expenses excluding litigation and conduct	(952)	(2,221)	(85)	(3,258)	(489)	(3,747)
Litigation and conduct	(1)	(4)	(7)	(12)	(66)	(78)
Operating expenses[1]	(953)	(2,225)	(92)	(3,270)	(555)	(3,825)
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	-	8	1	9	11	20
Profit/(loss) before tax	704	1,027	(123)	1,608	(815)	793
Attributable profit/(loss)[2]	467	575	(92)	950	(603)	433

Cost: income ratio[1]	53%	63%		62%		76%
Average allocated tangible equity (£bn)[2]	9.3	25.1	5.0	39.3	9.0	48.3
Risk weighted assets (£bn)[2]	69.7	202.2	40.3	312.2	50.9	363.0

1	Cost: income ratio is calculated by dividing Operating expenses by Total income.
2	Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

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Barclays Group results reconciliation	Q415
	Barclays UK £m	Barclays International £m	Head Office £m	Barclays Core £m	Barclays Non-Core £m	Barclays Group £m
Total income[1]	1,834	2,968	(285)	4,516	(68)	4,448
Credit impairment charges and other provisions	(219)	(303)	-	(522)	(32)	(554)
Net operating income/(expenses)	1,615	2,665	(285)	3,994	(100)	3,894
Operating expenses excluding UK Bank Levy and litigation and conduct	(920)	(2,007)	(64)	(2,992)	(555)	(3,547)
UK Bank Levy	(77)	(253)	(8)	(338)	(88)	(426)
Litigation and conduct	(1,466)	(151)	(17)	(1,634)	(89)	(1,722)
Operating expenses[1]	(2,463)	(2,411)	(89)	(4,964)	(732)	(5,695)
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	1	8	(14)	(5)	(268)	(274)
Profit/(loss) before tax	(847)	262	(388)	(975)	(1,100)	(2,075)
Attributable profit/(loss)[2]	(1,078)	(24)	(140)	(1,240)	(1,208)	(2,422)

Cost: income ratio[1]	134%	81%		110%		128%
Average allocated tangible equity (£bn)[2]	9.2	24.9	3.9	38.1	9.7	47.8
Risk weighted assets (£bn)[2]	69.5	194.8	39.7	304.1	54.3	358.4

1	Cost: income ratio is calculated by dividing Operating expenses by Total income.
2	Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

Barclays Group results reconciliation	Q315
	Barclays UK £m	Barclays International £m	Head Office £m	Barclays Core £m	Barclays Non-Core £m	Barclays Group £m
Total income[1]	1,874	3,223	169	5,265	215	5,481
Credit impairment charges and other provisions	(154)	(235)	1	(388)	(41)	(429)
Net operating income/(expenses)	1,720	2,988	170	4,877	174	5,052
Operating expenses excluding litigation and conduct	(925)	(2,059)	(110)	(3,094)	(458)	(3,552)
Litigation and conduct	(76)	(302)	(42)	(419)	(279)	(699)
Operating expenses[1]	(1,001)	(2,361)	(152)	(3,513)	(737)	(4,251)
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	1	9	2	13	(195)	(182)
Profit/(loss) before tax	720	636	20	1,377	(758)	619
Attributable profit/(loss)[2]	541	422	(1)	961	(628)	417

Cost: income ratio1	53%	73%		67%		78%
Average allocated tangible equity (£bn)[2]	9.4	24.7	3.4	37.5	10.2	47.6
Risk weighted assets (£bn)[2]	71.7	204.0	41.3	316.3	65.6	381.9

1	Cost: income ratio is calculated by dividing Operating expenses by Total income.
2	Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

Barclays PLC and Barclays Bank PLC	viii

Average allocated equity[1]	H117 £bn	H116 £bn	Q217 £bn	Q117 £bn	Q416 £bn	Q316 £bn	Q216 £bn	Q116 £bn	Q415 £bn	Q315 £bn
Barclays UK	13.5	13.6	13.5	13.6	13.2	13.3	13.5	13.8	13.7	13.8
Corporate and Investment Bank	24.6	22.8	24.4	24.8	24.0	23.3	22.7	22.9	23.0	22.8
Consumer, Cards and Payments	5.7	4.6	5.7	5.7	5.5	5.1	4.7	4.6	4.1	4.1
Barclays International	30.3	27.5	30.1	30.5	29.5	28.4	27.4	27.5	27.1	26.9
Head Office[2]	9.3	7.1	9.5	9.2	8.8	8.8	8.0	6.2	5.2	4.7
Barclays Core	53.2	48.2	53.1	53.3	51.5	50.5	48.9	47.5	46.0	45.4
Barclays Non-Core	4.9	8.6	4.5	5.2	6.5	7.7	8.0	9.2	10.0	10.4
Barclays Group	58.0	56.8	57.5	58.5	58.0	58.2	56.9	56.7	56.0	55.8

Effect of goodwill and intangibles	H117 £bn	H116 £bn	Q217 £bn	Q117 £bn	Q416 £bn	Q316 £bn	Q216 £bn	Q116 £bn	Q415 £bn	Q315 £bn
Barclays UK	(4.8)	(4.5)	(4.8)	(4.7)	(4.6)	(4.5)	(4.5)	(4.5)	(4.5)	(4.4)
Corporate and Investment Bank	(1.2)	(1.3)	(1.2)	(1.3)	(1.4)	(1.4)	(1.4)	(1.3)	(1.3)	(1.2)
Consumer, Cards and Payments	(1.6)	(1.2)	(1.6)	(1.5)	(1.5)	(1.4)	(1.2)	(1.1)	(0.9)	(1.0)
Barclays International	(2.8)	(2.5)	(2.8)	(2.8)	(2.9)	(2.8)	(2.6)	(2.4)	(2.2)	(2.2)
Head Office[2]	(1.1)	(1.3)	(0.7)	(1.6)	(1.6)	(1.5)	(1.3)	(1.3)	(1.2)	(1.3)
Barclays Core	(8.6)	(8.3)	(8.2)	(9.1)	(9.1)	(8.8)	(8.4)	(8.2)	(7.9)	(7.9)
Barclays Non-Core	-	(0.1)	-	-	-	-	(0.1)	(0.2)	(0.3)	(0.3)
Barclays Group	(8.6)	(8.4)	(8.2)	(9.1)	(9.1)	(8.8)	(8.5)	(8.4)	(8.2)	(8.2)

Average allocated tangible equity[3]	H117 £bn	H116 £bn	Q217 £bn	Q117 £bn	Q416 £bn	Q316 £bn	Q216 £bn	Q116 £bn	Q415 £bn	Q315 £bn
Barclays UK	8.8	9.1	8.7	8.9	8.6	8.7	9.0	9.3	9.2	9.3
Corporate and Investment Bank	23.3	21.5	23.3	23.5	22.6	21.9	21.3	21.6	21.8	21.7
Consumer, Cards and Payments	4.2	3.5	4.1	4.2	4.0	3.7	3.5	3.4	3.2	3.1
Barclays International	27.5	25.0	27.4	27.7	26.6	25.7	24.8	25.1	24.9	24.7
Head Office[2]	8.2	5.8	8.8	7.6	7.2	7.4	6.6	5.0	3.9	3.4
Barclays Core	44.5	39.9	44.9	44.2	42.4	41.8	40.4	39.3	38.1	37.5
Barclays Non-Core	4.9	8.5	4.5	5.2	6.5	7.6	7.9	9.0	9.7	10.2
Barclays Group	49.4	48.3	49.3	49.4	48.9	49.4	48.3	48.3	47.8	47.6

1	This table shows the allocation of Group average equity across IFRS and non-IFRS reporting segments.
2	Includes the Africa Banking discontinued operation.
3	This table shows average tangible equity for the Group and average allocated tangible equity for the IFRS and non-IFRS reporting segments.

Barclays PLC and Barclays Bank PLC	ix

Profit/(loss) attributable to ordinary equity holders of the parent	H117 £m	H116 £m	Q217 £m	Q117 £m	Q416 £m	Q316 £m	Q216 £m	Q116 £m	Q415 £m	Q315 £m
Barclays UK	203	622	(276)	479	390	(156)	149	473	(1,075)	546
Corporate and Investment Bank	1,128	903	646	483	(66)	505	509	394	(135)	242
Consumer, Cards and Payments	582	883	201	381	132	138	681	202	122	190
Barclays International	1,710	1,786	847	864	66	643	1,190	596	(13)	432
Head Office	(298)	86	(172)	(126)	227	(203)	180	(94)	(133)	(4)
Barclays Core	1,615	2,494	398	1,217	683	284	1,519	975	(1,221)	974
Barclays Non-Core	(409)	(1,482)	(221)	(188)	(493)	76	(883)	(599)	(1,203)	(626)
Africa Banking discontinued operation	(2,335)	156	(1,533)	(801)	(52)	85	70	86	25	85
Barclays Group	(1,129)	1,168	(1,357)	228	138	445	706	462	(2,399)	433

Average allocated equity[1]	H117 £bn	H116 £bn	Q217 £bn	Q117 £bn	Q416 £bn	Q316 £bn	Q216 £bn	Q116 £m	Q415 £m	Q315 £m
Barclays UK	13.5	13.6	13.5	13.6	13.2	13.3	13.5	13.8	13.7	13.8
Corporate and Investment Bank	24.6	22.8	24.4	24.8	24.0	23.3	22.7	22.9	23.0	22.8
Consumer, Cards and Payments	5.7	4.6	5.7	5.7	5.5	5.1	4.7	4.6	4.1	4.1
Barclays International	30.3	27.5	30.1	30.5	29.5	28.4	27.4	27.5	27.1	26.9
Head Office[2]	9.3	7.1	9.5	9.2	8.8	8.8	8.0	6.2	5.2	4.7
Barclays Core	53.2	48.2	53.1	53.3	51.5	50.5	48.9	47.5	46.0	45.4
Barclays Non-Core	4.9	8.6	4.5	5.2	6.5	7.7	8.0	9.2	10.0	10.4
Barclays Group	58.0	56.8	57.5	58.5	58.0	58.2	56.9	56.7	56.0	55.8

Return on average allocated equity[3]	H117%	H116%	Q217%	Q117%	Q416%	Q316%	Q216%	Q116%	Q415%	Q315%
Barclays UK	3.0%	9.1%	(8.2%)	14.1%	11.8%	(4.7%)	4.4%	13.8%	(31.3%)	15.8%
Corporate and Investment Bank	9.2%	7.9%	10.6%	7.8%	(1.1%)	8.7%	9.0%	6.9%	(2.4%)	4.2%
Consumer, Cards and Payments	20.4%	38.0%	14.1%	26.6%	9.6%	10.8%	57.6%	17.7%	11.8%	18.8%
Barclays International	11.3%	13.0%	11.2%	11.3%	0.9%	9.0%	17.4%	8.7%	(0.2%)	6.4%
Barclays Core[4]	6.1%	10.4%	3.0%	9.1%	5.3%	2.2%	12.4%	8.2%	(10.6%)	8.6%
Barclays Group	(3.9%)	4.1%	(9.4%)	1.6%	1.0%	3.1%	5.0%	3.3%	(17.1%)	3.1%

1	This table shows the average shareholders’ equity for the Group and average allocated equity for the IFRS and non-IFRS reporting segments. Average shareholders’ equity is calculated as the average of the previous month’s period end equity and the current month’s period end equity. The average shareholders’ equity for the quarter/year is the average of the monthly averages within that quarter/year.
2	Includes the Africa Banking discontinued operation.
3	This table shows return on shareholders’ equity for the Group and return on average allocated equity for the IFRS and non-IFRS reporting segments.
4	Includes Head Office.

Barclays PLC and Barclays Bank PLC	x

Performance Highlights

Barclays Group results
for the half year ended	30.06.17	30.06.16	YoY
	£m	£m	% Change
Total income	10,881	11,013	(1)
Credit impairment charges and other provisions	(1,054)	(931)	(13)
Net operating income	9,827	10,082	(3)
Operating expenses excluding litigation and conduct	(6,989)	(7,172)	3
Litigation and conduct	(743)	(525)	(42)
Operating expenses	(7,732)	(7,697)	-
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	246	(322)
Profit before tax	2,341	2,063	13
Tax charge	(778)	(715)	(9)
Profit after tax in respect of continuing operations	1,563	1,348	16
(Loss)/profit after tax in respect of discontinued operation[1]	(2,195)	311
Non-controlling interests in respect of continuing operations	(138)	(186)	26
Non-controlling interests in respect of discontinued operation[1]	(140)	(155)	10
Other equity holders[2]	(301)	(208)	(45)
Attributable (loss)/profit	(1,211)	1,110

Performance measures
Return on average shareholders’ equity[2]	(3.9%)	4.1%
Return on average tangible shareholders’ equity[2]	(4.6%)	4.8%
Average shareholders’ equity (£bn)	58	57
Average tangible shareholders’ equity (£bn)	49	48
Cost: income ratio	71%	70%
Loan loss rate (bps)	49	39

Basic (loss)/earnings per share[2]	(6.6p)	6.9p
Basic earnings per share in respect of continuing operations[2]	7.1p	6.0p
Dividend per share	1.0p	1.0p

Balance sheet and capital management	As at 30.06.17	As at 31.12.16
Net asset value per share	329p	344p
Tangible net asset value per share	284p	290p
Common equity tier 1 ratio	13.1%	12.4%
Common equity tier 1 capital	£42.8bn	£45.2bn
Risk weighted assets	£327bn	£366bn
UK leverage ratio (quarterly month end average)[3]	4.8%	4.5%
Fully loaded tier 1 capital (quarterly month end average)[3]	£52.1bn	£51.6bn
UK leverage exposure (quarterly month end average)[3]	£1,092bn	£1,137bn

Funding and liquidity
Group liquidity pool	£201bn	£165bn
CRD IV liquidity coverage ratio	149%	131%
Loan: deposit ratio[4]	81%	83%

1	Refer to pages 16-17 for further information relating to the Africa Banking discontinued operation. Loss after tax in respect of discontinued operation includes impairment of Barclays’ holding in BAGL of £1,090m and the loss on the sale of 33.7% of BAGL’s issued share capital of £1,435m in H117.
2	The profit after tax attributable to other equity holders of £301m (H116: £208m) is offset by a tax credit recorded in reserves of £82m (H116: £58m). The net amount of £219m (H116: £150m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.
3	The UK leverage ratio uses capital and exposure measures based on the average of the last day of each month in the quarter; additionally, the average exposure measure excludes qualifying central bank claims.
4	Loan: deposit ratio for Barclays UK, Barclays International and Non-Core, excluding investment banking businesses.

Barclays PLC and Barclays Bank PLC	1

Performance Highlights

Barclays Core and Non-Core results	Barclays Core			Barclays Non-Core
for the half year ended	30.06.17	30.06.16	YoY	30.06.17	30.06.16	YoY
	£m	£m	% Change	£m	£m	% Change
Total income	11,411	11,599	(2)	(530)	(586)	10
Credit impairment charges and other provisions	(1,024)	(876)	(17)	(30)	(55)	45
Net operating income/(expenses)	10,387	10,723	(3)	(560)	(641)	13
Operating expenses excluding litigation and conduct	(6,733)	(6,315)	(7)	(256)	(857)	70
Litigation and conduct	(715)	(432)	(66)	(28)	(93)	70
Operating expenses	(7,448)	(6,747)	(10)	(284)	(950)	70
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	49	(9)		197	(313)
Profit/(loss) before tax	2,988	3,967	(25)	(647)	(1,904)	66
Tax (charge)/credit	(1,060)	(1,181)	10	282	466	(39)
Profit/(loss) after tax	1,928	2,786	(31)	(365)	(1,438)	75
Non-controlling interests	(121)	(164)	26	(17)	(22)	23
Other equity holders	(264)	(178)	(48)	(37)	(30)	(23)
Attributable profit/(loss)[1]	1,543	2,444	(37)	(419)	(1,490)	72

Performance measures
Return on average allocated equity	6.1%	10.4%
Return on average allocated tangible equity	7.3%	12.5%
Average allocated equity (£bn)[1]	53	48		5	9
Average allocated tangible equity (£bn)[1]	45	40		5	8
Period end allocated tangible equity (£bn)[1]	44	41		4	8
Cost: income ratio	65%	58%		n/m	n/m
Loan loss rate (bps)	54	43		12	15
Basic earnings/(loss) per share contribution	9.5p	14.8p		(2.4p)	(8.8p)

Capital management	As at 30.06.17	As at 31.12.16		As at 30.06.17	As at 31.12.16
Risk weighted assets[1]	£304.6bn	£333.5bn		£22.8bn	£32.1bn
UK leverage exposure (quarterly month end average)[1]	£997bn	£1,026bn		£95bn	£111bn

1	Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

	Half year ended	Half year ended
Income by business	30.06.17 £m	30.06.16 £m	YoY % Change
Barclays UK	3,661	3,746	(2)
Barclays International	7,748	7,552	3
Head Office	2	301	(99)
Barclays Core	11,411	11,599	(2)
Barclays Non-Core	(530)	(586)	10
Barclays Group	10,881	11,013	(1)

Profit/(loss) before tax by business
Barclays UK	634	1,080	(41)
Barclays International	2,617	2,753	(5)
Head Office	(263)	134
Barclays Core	2,988	3,967	(25)
Barclays Non-Core	(647)	(1,904)	66
Barclays Group	2,341	2,063	13

Barclays PLC and Barclays Bank PLC	2

Group Performance Review

Group performance

●

Profit before tax increased 13% to £2,341m, driven by materially reduced losses from the Non-Core which reported a loss before tax of £647m (H116: £1,904m). Core profits decreased 25% to £2,988m, impacted by charges for PPI of £700m (H116: £400m) and the non-recurrence of a £615m gain on disposal of Barclays’ share of Visa Europe Limited in H116. H117 results were also impacted by the appreciation of average USD and EUR against GBP of 12% and 10% respectively, compared to H116, which positively impacted income and adversely affected impairment and operating expenses

●

Total income decreased 1% to £10,881m, reflecting a 2% reduction in income in the Core to £11,411m, predominantly in Head Office, partially offset by a 10% reduction in Non-Core negative income to £530m. Income increased 3% in Barclays International, with growth across both CIB and Consumer, Cards and Payments, though decreased 2% in Barclays UK, impacted by the non-recurrence of a gain on disposal of Barclays’ share of Visa Europe Limited in H116

●

Credit impairment charges increased £123m to £1,054m, driven by a 53% increase in Consumer, Cards and Payments, mainly reflecting a change in portfolio mix, an increase in underlying delinquency trends in US Cards and business growth, partially offset by lower impairment in CIB. As a result, the Group loan loss rate increased 10bps to 49bps

●

Operating expenses were broadly in line at £7,732m (H116: £7,697m), driven by a 10% increase in Core to £7,448m due to charges for PPI, the impact of the change in compensation awards introduced in Q416 and business growth and investment, which more than offset cost efficiencies. Non-Core operating expenses reduced 70% to £284m as the segment continued to be rundown

●

Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures increased to £246m (H116: £322m loss) reflecting a gain of £109m on the sale of Barclays’ share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan. A gain of £189m on the sale of Barclays Bank Egypt was broadly offset by the recycling of £180m of currency translation reserve losses to the income statement

●

Loss after tax in respect of the Africa Banking discontinued operation of £2,195m (H116: profit of £311m) included a £1,090m impairment of Barclays’ holding in BAGL and a £1,435m loss on the sale of 33.7% of BAGL’s issued share capital, primarily due to recycling of currency translation reserve losses to the income statement on accounting deconsolidation

●

Return on average shareholders’ equity of (3.9)% (H116: 4.1%, RoTE was (4.6%) (H116: 4.8%) and basic loss per share was (6.6p) (H116: earnings of 6.9p). Excluding the impact of the loss on the sale of 33.7% of BAGL’s issued share capital, the impairment of Barclays’ holding in BAGL and charges for PPI RoTE, was 8.1% and earnings per share were 11.8p

Core performance

●	The Core business generated a return on average allocated equity of 6.1% (H116 10.4%) and an RoTE of 7.3% (H116: 12.5%), though excluding charges for PPI delivered a double digit RoTE of 10.4%

●

Profit before tax decreased 25% to £2,988m mainly due to the impact of charges for PPI of £700m (H116: £400m) and the non-recurrence of the gain on disposal of Barclays’ share of Visa Europe Limited of £615m in H116

●

Total income decreased 2% to £11,411m driven by reduced income in Head Office, primarily due to the non-recurrence of own credit gains in H116, and in Barclays UK, mainly due to the non-recurrence of the gain on disposal of Barclays’ share of Visa Europe Limited. This was partially offset by 3% growth in Barclays International, with growth across both CIB and Consumer, Cards and Payments

●

Credit impairment charges increased 17% to £1,024m, driven by increased impairment in Consumer, Cards and Payments mainly reflecting a change in portfolio mix, an increase in underlying delinquency trends in US Cards and business growth. The Core loan loss rate increased 11bps to 54bps

●

Operating expenses increased 10% to £7,448m driven by charges for PPI, the change in compensation awards introduced in Q416, higher structural reform programme costs and business growth and investment in Consumer, Cards and Payments

●

Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures of £49m (H116: £9m expense) reflected a gain of £109m on the sale of Barclays’ share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan, offset by an expense of £180m on the recycling of the currency translation reserve to the income statement on the sale of Barclays Bank Egypt

Barclays PLC and Barclays Bank PLC	3

Group Performance Review

Barclays UK

●

Return on average allocated equity was 3.0% (H116 9.1%). RoTE reduced to 4.6% (H116: 13.6%) with a 41% decrease in profit before tax to £634m due to charges for PPI of £700m (H116: £400m) and the non-recurrence of the £151m gain on disposal of Barclays’ share of Visa Europe Limited in H116

●

Total income decreased 2% to £3,661m driven by the non-recurrence of the £151m gain on disposal of Barclays’ share of Visa Europe Limited in H116 and the impact of the UK base rate reduction in 2016, partially offset by pricing initiatives and deposit growth. The net interest margin increased 10bps to 3.69%

●

Credit impairment charges increased £32m year-on-year to £398m, reflecting higher charge-offs in Personal Banking and the higher recoveries in H116. Underlying delinquency trends reduced year-on-year, with 30 and 90 day arrears rates in UK Cards improving year-on-year to 2.0% (H116: 2.3%) and 0.9% (H116: 1.2%) respectively

●

Operating expenses increased 14% to £2,628m, due to charges for PPI of £700m (H116: £400m), the costs of setting up the ring-fenced bank and investment in cyber resilience and technology, partially offset by cost efficiencies

Barclays International

●

Return on average allocated equity of 11.3% (H116: 13.0%) reflected an improved return on average allocated equity of 9.2% in CIB (H116: 7.9%) and a return on average allocated equity of 20.4% (H116: 38.0%) in Consumer, Cards and Payments. RoTE of 12.4% (H116: 14.3%) reflected an improved RoTE of 9.7% in CIB (H116: 8.4%) and an RoTE of 28.0% (H116: 50.9%) in Consumer, Cards and Payments

●	Profit before tax decreased 5% to £2,617m driven by an increase in operating expenses and impairment, partially offset by higher income

●

Total income increased 3% to £7,748m, including the appreciation of average USD and EUR against GBP, with growth in both CIB and Consumer, Cards and Payments. CIB income increased 3% to £5,346m driven by higher Banking income, partially offset by a decrease in Macro income, while Consumer, Cards and Payments income increased 2% to £2,402m including growth in US Cards

●

Credit impairment charges increased 23% to £625m driven by Consumer, Cards and Payments, which increased 53% to £575m, due to a change in portfolio mix, an increase in underlying delinquency trends in US Cards, business growth and the appreciation of average USD and EUR against GBP. CIB credit impairment charges reduced 62% to £50m due to the non-recurrence of oil and gas single name charges in H116

●

Total operating expenses increased 10% to £4,720m, including the appreciation of average USD and EUR against GBP. CIB operating expenses increased 7% to £3,697m reflecting the change in compensation awards introduced in Q416 and higher structural reform programme costs, partially offset by a reduction in restructuring charges and cost efficiencies. Consumer, Cards and Payments operating expenses increased 21% to £1,023m including continued growth and investment

●

Profit on disposal of undertakings and share of results of associates and joint ventures increased to £214m (H116: £19m) reflecting a gain of £109m on the sale of Barclays’ share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan

Head Office

●

Income reduced £299m to £2m, primarily due to the early adoption of the own credit provisions of IFRS 9 and lower net income from treasury operations. Own credit, which was previously recorded in the income statement (H116: gain of £183m) is now recognised within other comprehensive income

●	Loss before tax of £263m (H116: profit of £134m) included an expense of £180m on the recycling of the currency translation reserve to the income statement on the sale of Barclays Bank Egypt

Non-Core performance

●

Non-Core to close on 1 July 2017, with residual assets and liabilities to be reintegrated into the Core and, as previously guided to, it is expected that risk weighted assets and loss before tax previously associated with Non-Core will continue to reduce in future periods

●

Progress on the rundown continued with RWAs reduced to £22.8bn (December 2016: £32.1bn), below guidance of approximately £25bn, driven by a £5bn reduction in Derivatives, a £2bn reduction in Businesses and a £1bn reduction in Securities and loans

●

Loss before tax decreased to £647m (H116: £1,904m) driven by lower operating expenses, favourable fair value movements on the Education, Social Housing and Local Authority (ESHLA) portfolio, the non-recurrence of impairment associated with the valuation of the French retail business in H116 and a £189m gain on the sale of Barclays Bank Egypt

●

Total income increased £56m to a net expense of £530m driven by increased Securities and loans income primarily due to positive fair value movements on the ESHLA portfolio. This was offset by reduced Derivatives income, reflecting increased cost of exits, and lower Businesses income following the completion of the sale of the Italian retail, Southern European cards and Barclays Bank Egypt businesses

●	Operating expenses improved 70% to £284m reflecting the completion of the sale of several businesses, a reduction in restructuring charges, and lower litigation and conduct charges

●

Profit on disposal of undertakings and share of results of associates and joint ventures increased to £197m (H116: £313m loss) reflecting a £189m gain on sale of Barclays Bank Egypt and the non-recurrence of impairment associated with the valuation of the French retail business in H116

Group capital and leverage

●	The fully loaded CET1 ratio increased to 13.1% (December 2016: 12.4%) principally due to a reduction in RWAs of £38.2bn to £327.4bn. CET1 capital decreased £2.4bn to £42.8bn

–

Profits relating to continuing operations were largely offset by decreases in other qualifying reserves as a result of the redemption of USD preference shares, the separation payments relating to the BAGL disposal and increased pension deductions. CET1 capital further decreased by £1.8bn as a result of BAGL minority interest no longer being included under proportional consolidation

Barclays PLC and Barclays Bank PLC	4

Group Performance Review

–

Losses relating to the discontinued operation due to the impairment allocated to the goodwill of Barclays’ holding in BAGL and the recycling of the BAGL currency translation reserve losses to the income statement had no impact on CET1 capital

–	The decrease in RWAs principally reflected the £27.9bn reduction as a result of the proportional consolidation of BAGL following the selldown of Barclays’ holding, as well as reductions in Non-Core

●

The average UK leverage ratio increased to 4.8% (December 2016: 4.5%) driven by an increase in the average fully loaded Tier 1 capital to £52.1bn (December 2016: £51.6bn) and a decrease in the average UK leverage exposure to £1,092bn (December 2016: £1,137bn)

●

Net asset value per share decreased to 329p (December 2016: 340p). Tangible net asset value per share decreased to 284p (December 2016: 290p) primarily due to profit after tax excluding additional charges for PPI being more than offset by the redemption of USD preference shares, dividends paid and reduction in reserves including the currency translation and cash flow hedge reserves

Group funding and liquidity

●

The Group continued to maintain surpluses to its internal and regulatory requirements. The liquidity pool increased to £201bn (December 2016: £165bn). The increase in the liquidity pool was driven by a net increase in minimum requirement for own funds and eligible liabilities (MREL) issuance, drawdown from the Bank of England Term Funding Scheme, higher money market balances and deposit growth. The liquidity coverage ratio (LCR) increased to 149% (December 2016: 131%), equivalent to a surplus of £65bn (December 2016: £39bn) to 100%, reflecting our approach to build a conservative liquidity position

●

Wholesale funding outstanding excluding repurchase agreements was £163bn (December 2016: £158bn). The Group issued £7.6bn equivalent of capital and term senior unsecured debt from Barclays PLC (HoldCo) of which £4.8bn was in public senior unsecured debt, and £2.8bn in capital instruments. In the same period, £4.7bn of Barclays Bank PLC (OpCo) capital and senior public term instruments either matured or were redeemed, including the $1.375bn 7.1% Series 3 USD preference shares

Other matters

●

On 1 June 2017, Barclays sold 286 million ordinary shares of BAGL, representing 33.7% of BAGL’s issued share capital. The sale resulted in the accounting deconsolidation of BAGL from the Barclays Group. Following the sale, BAGL is accounted for as an Available for Sale (AFS) asset in Barclays’ financial statements and is no longer reported as a discontinued operation. The Group’s CET1 ratio increased 47bps as a result of the sale and reflecting the proportional consolidation of BAGL for regulatory reporting purposes

●

As at 30 June 2017, Barclays accounted for 139 million ordinary shares in BAGL, representing 16.4% of BAGL’s issued share capital. Barclays had an obligation at this date to contribute 1.5% of BAGL’s ordinary shares or the cash equivalent to a Black Economic Empowerment scheme. At 30 September 2017, Barclays will account for 126 million ordinary shares in BAGL, currently representing 14.9% of BAGL’s issued share capital

●

The latest triennial valuation of the UK Retirement Fund (UKRF) with an effective date of 30 September 2016 has been completed and showed a funding deficit of £7.9bn and funding level of 81.5%, versus a £6.0bn funding deficit at the 30 September 2015 update. Amongst other measures, Barclays and the UKRF agreed a recovery plan with revised deficit reduction contributions of £740m in 2017 (of which £620m has been paid in H117), £500m per annum in 2018 to 2020, and £1,000m per annum in 2021 to 2026

●

Additional charges of £700m (H116: £400m) relating to PPI were recognised in Q217, primarily to reflect higher than expected complaints flow in the year to date. The remaining PPI provision as at June 2017 was £2,109m (December 2016: £1,979m)

●

Certain legal proceedings and investigations relating to legacy issues remain outstanding. Resolving outstanding legacy issues in an appropriate timeframe will continue to be a priority. Please see Note 19 to the financial statements for details of relevant matters

Dividends

●	An interim dividend of 1.0p per share will be paid on 18 September 2017

Barclays PLC and Barclays Bank PLC	5

Results by Business

Barclays UK	Half year ended	Half year ended
Income statement information	30.06.17 £m	30.06.16 £m	YoY % Change
Net interest income	3,045	2,977	2
Net fee, commission and other income	616	769	(20)
Total income	3,661	3,746	(2)
Credit impairment charges and other provisions	(398)	(366)	(9)
Net operating income	3,263	3,380	(3)
Operating expenses excluding litigation and conduct	(1,933)	(1,899)	(2)
Litigation and conduct	(695)	(400)	(74)
Operating expenses	(2,628)	(2,299)	(14)
Loss on disposal of undertakings and share of results of associates and joint ventures	(1)	(1)	-
Profit before tax	634	1,080	(41)
Attributable profit	185	608	(70)

Balance sheet information	As at 30.06.17 £bn	As at 31.12.16 £bn	As at 30.06.16 £bn
Loans and advances to customers at amortised cost	166.6	166.4	166.0
Total assets	203.4	209.6	204.6
Customer deposits	187.4	189.0	181.7
Risk weighted assets	66.1	67.5	67.1

Key facts	Half year ended 30.06.17	Half year ended 30.06.16
Average LTV of mortgage portfolio[1]	47%	47%
Average LTV of new mortgage lending[1]	62%	63%
Number of branches	1,295	1,331
Barclays mobile banking active customers	5.9m	5.1m
30 day arrears rate - Barclaycard Consumer UK	2.0%	2.3%

Performance measures
Return on average allocated equity	3.0%	9.1%
Return on average allocated tangible equity	4.6%	13.6%
Average allocated equity (£bn)	13.5	13.6
Average allocated tangible equity (£bn)	8.8	9.1
Cost: income ratio	72%	61%
Loan loss rate (bps)	47	43
Loan: deposit ratio	89%	91%
Net interest margin	3.69%	3.59%

1	Average LTV of mortgage portfolio and new mortgage lending calculated on the balance weighted basis.

Barclays PLC and Barclays Bank PLC	6

Results by Business

Analysis of Barclays UK	Half year ended	Half year ended
Analysis of total income	30.06.17 £m	30.06.16 £m	YoY % Change
Personal Banking	1,877	1,987	(6)
Barclaycard Consumer UK	993	954	4
Wealth, Entrepreneurs & Business Banking	791	805	(2)
Total income	3,661	3,746	(2)

Analysis of credit impairment charges and other provisions
Personal Banking	(106)	(86)	(23)
Barclaycard Consumer UK	(272)	(274)	1
Wealth, Entrepreneurs & Business Banking	(20)	(6)
Total credit impairment charges and other provisions	(398)	(366)	(9)

Analysis of loans and advances to customers at amortised cost	As at 30.06.17 £bn	As at 31.12.16 £bn	As at 30.06.16 £bn
Personal Banking	136.5	135.0	134.7
Barclaycard Consumer UK	16.2	16.5	16.2
Wealth, Entrepreneurs & Business Banking	13.9	14.9	15.1
Total loans and advances to customers at amortised cost	166.6	166.4	166.0

Analysis of customer deposits
Personal Banking	138.5	139.3	134.8
Barclaycard Consumer UK	-	-	-
Wealth, Entrepreneurs & Business Banking	48.9	49.7	46.9
Total customer deposits	187.4	189.0	181.7

Barclays PLC and Barclays Bank PLC	7

Results by Business

Barclays UK

Income statement – H117 compared to H116

●	Profit before tax decreased 41% to £634m primarily due to charges for PPI of £700m (H116: £400m) and the non-recurrence of the £151m gain on disposal of Barclays’ share in Visa Europe Limited in H116

●

Total income decreased 2% to £3,661m due to the non-recurrence of the £151m gain on disposal of Barclays’ share of Visa Europe Limited in H116 and the impact of the UK base rate reduction in 2016, partially offset by pricing initiatives and deposit growth

–

Personal Banking income decreased 6% to £1,877m driven by the non-recurrence of the gain on disposal of Barclays’ share of Visa Europe Limited in H116, the impact of the UK base rate reduction in 2016 and asset margin pressure, partially offset by pricing initiatives and deposit growth

–	Barclaycard Consumer UK income increased 4% to £993m reflecting improved margins

–

Wealth, Entrepreneurs & Business Banking (WEBB) decreased 2% to £791m due to the non-recurrence of the gain on disposal of Barclays’ share of Visa Europe Limited in H116, partially offset by deposit pricing initiatives and balance growth

–	Net interest income increased 2% to £3,045m due to deposit pricing initiatives and balance growth

–	Net interest margin increased 10bps to 3.69% reflecting higher margins on Personal Banking deposits, partially offset by lower asset margins

–	Net fee, commission and other income decreased 20% to £616m due to the non-recurrence of the gain on disposal of Barclays’ share of Visa Europe Limited in H116

●

Credit impairment charges increased £32m to £398m reflecting higher charge-offs in Personal Banking and higher recoveries in H116. Underlying delinquency trends reduced year-on-year, with 30 day and 90 day arrears rates in UK cards improving year-on-year at 2.0% (H116: 2.3%) and 0.9% (H116: 1.2%) respectively

●

Total operating expenses increased 14% to £2,628m due to charges for PPI of £700m (H116: £400m), the costs of setting up the ring-fenced bank and investment in cyber resilience and technology, partially offset by cost efficiencies

Balance sheet – 30 June 2017 compared to 31 December 2016

●	Loans and advances to customers were broadly in line at £166.6bn (December 2016: £166.4bn)

●	Total assets decreased 3% to £203.4bn primarily due to a reduction in the allocated liquidity pool

●

Customer deposits decreased 1% to £187.4bn reflecting the realignment of certain clients between Barclays UK and Barclays International in preparation for structural reform, partially offset by underlying deposit growth

●	RWAs reduced to £66.1bn (December 2016: £67.5bn) reflecting the realignment of certain clients between Barclays UK and Barclays International in preparation for structural reform

Barclays PLC and Barclays Bank PLC	8

Results by Business

Barclays International

	Half year ended	Half year ended
Income statement information	30.06.17 £m	30.06.16 £m	YoY % Change
Net interest income	2,172	2,111	3
Net trading income	2,221	2,375	(6)
Net fee, commission and other income	3,355	3,066	9
Total income	7,748	7,552	3
Credit impairment charges and other provisions	(625)	(509)	(23)
Net operating income	7,123	7,043	1
Operating expenses excluding litigation and conduct	(4,711)	(4,295)	(10)
Litigation and conduct	(9)	(14)	36
Operating expenses	(4,720)	(4,309)	(10)
Profit on disposal of undertakings and share of results of associates and joint ventures	214	19
Profit before tax	2,617	2,753	(5)
Attributable profit	1,656	1,746	(5)

Balance sheet information	As at 30.06.17 £bn	As at 31.12.16 £bn	As at 30.06.16 £bn
Loans and advances to banks and customers at amortised cost[1]	204.8	211.3	230.6
Trading portfolio assets	83.3	73.2	68.1
Derivative financial instrument assets	108.4	156.2	181.4
Derivative financial instrument liabilities	116.8	160.6	187.5
Reverse repurchase agreements and other similar secured lending	17.2	13.4	19.7
Financial assets designated at fair value	94.1	62.3	68.3
Total assets	681.6	648.5	679.9
Customer deposits[2]	230.3	216.2	226.5
Risk weighted assets	212.2	212.7	209.3

Performance measures	Half year ended 30.06.17	Half year ended 30.06.16
Return on average allocated equity	11.3%	13.0%
Return on average allocated tangible equity	12.4%	14.3%
Average allocated equity (£bn)	30.3	27.5
Average allocated tangible equity (£bn)	27.5	25.0
Cost: income ratio	61%	57%
Loan loss rate (bps)	61	44
Loan: deposit ratio	80%	90%
Net interest margin	4.06%	3.90%

1	As at 30 June 2017 loans and advances included £183.9bn (December 2016: £185.9bn) of loans and advances to customers (including settlement balances of £31.6bn (December 2016: £19.5bn) and cash collateral of £26.9bn (December 2016: £30.1bn)), and £20.9bn (December 2016: £25.4bn) of loans and advances to banks (including settlement balances of £5.7bn (December 2016: £1.7bn) and cash collateral of £5.4bn (December 2016: £6.3bn)). Loans and advances to banks and customers in respect of Consumer, Cards and Payments were £38.5bn (December 2016: £39.7bn).
2	As at 30 June 2017 customer deposits included settlement balances of £29.4bn (December 2016: £16.6bn) and cash collateral of £16.2bn (December 2016: £20.8bn).

Barclays PLC and Barclays Bank PLC	9

Results by Business

Analysis of Barclays International

Corporate and Investment Bank Income statement information	Half year ended	Half year ended
	30.06.17 £m	30.06.16 £m	YoY % Change
Analysis of total income
Credit	695	591	18
Equities	917	919	-
Macro	946	1,185	(20)
Markets	2,558	2,695	(5)
Banking fees	1,400	1,103	27
Corporate lending	547	608	(10)
Transactional banking	802	798	1
Banking	2,749	2,509	10
Other	39	3
Total income	5,346	5,207	3
Credit impairment charges and other provisions	(50)	(132)	62
Operating expenses	(3,697)	(3,465)	(7)
Profit on disposal of undertakings and share of results of associates and joint ventures	116	-
Profit before tax	1,715	1,610	7

Balance sheet information	As at 30.06.17 £bn	As at 31.12.16 £bn	As at 30.06.16 £bn
Risk weighted assets	178.9	178.6	178.4

Performance measures	Half year ended 30.06.17	Half year ended 30.06.16
Return on average allocated equity	9.2%	7.9%
Return on average allocated tangible equity	9.7%	8.4%
Average allocated equity (£bn)	24.6	22.8
Average allocated tangible equity (£bn)	23.3	21.5

Consumer, Cards and Payments Income statement information	Half year ended	Half year ended
	30.06.17 £m	30.06.16 £m	YoY % Change
Total income	2,402	2,345	2
Credit impairment charges and other provisions	(575)	(377)	(53)
Operating expenses	(1,023)	(844)	(21)
Profit on disposal of undertakings and share of results of associates and joint ventures	98	19
Profit before tax	902	1,143	(21)

Balance sheet information	As at 30.06.17 £bn	As at 31.12.16 £bn	As at 30.06.16 £bn
Loans and advances to banks and customers at amortised cost	38.5	39.7	35.4
Customer deposits	57.3	50.0	46.9
Risk weighted assets	33.3	34.1	30.9

Key facts	Half year ended 30.06.17	Half year ended 30.06.16
30 day arrears rates – Barclaycard US	2.2%	2.2%
Total number of Barclaycard business clients	364,000	350,000
Value of payments processed	£157bn	£141bn

Performance measures
Return on average allocated equity	20.4%	38.0%
Return on average allocated tangible equity	28.0%	50.9%
Average allocated equity (£bn)	5.7	4.6
Average allocated tangible equity (£bn)	4.2	3.5

Barclays PLC and Barclays Bank PLC	10

Results by Business

Barclays International

Income statement – H117 compared to H116

●	Profit before tax decreased 5% to £2,617m driven by a 10% increase in total operating expenses and a 23% increase in impairment, partially offset by a 3% increase in total income

●

Total income increased 3% to £7,748m, including the appreciation of average USD and EUR against GBP, as CIB income increased 3% to £5,346m and Consumer, Cards and Payments income increased 2% to £2,402m

–	Markets income decreased 5% to £2,558m

–	Credit income increased 18% to £695m driven by improved performance in the European business and increased municipals income

–	Equities income was broadly in line at £917m (H116: £919m) driven by lower US equity derivatives revenue, offset by improved performance in cash equities and equity financing

–	Macro income decreased 20% to £946m driven by lower market volatility in rates and the impact of exiting energy-related commodities

–	Banking income increased 10% to £2,749m

–	Banking fees income increased 27% to £1,400m, driven by higher debt underwriting, equity underwriting and advisory fees, with fee share up in all products

–	Corporate lending reduced 10% to £547m primarily due to higher losses on fair value hedges, a reduction in work-out gains and reduced balances

–	Transactional banking income increased 1% to £802m as higher deposit balances were partially offset by margin compression in a low base rate environment

–

Consumer, Cards and Payments income increased 2% to £2,402m driven by continued growth, a gain of £192m relating to an asset sale in US cards and a valuation gain on Barclays’ preference shares in Visa Inc. of £74m, partially offset by the non-recurrence of the gain on the disposal of Barclays’ share of Visa Europe Limited of £464m in H116

●	Credit impairment charges increased 23% to £625m including the appreciation of average USD and EUR against GBP

–	CIB credit impairment charges reduced 62% to £50m due to the non-recurrence of oil and gas single name charges in H116

–

Consumer, Cards and Payments credit impairment charges increased 53% to £575m primarily driven by a change in portfolio mix, an increase in underlying delinquency trends in US cards and business growth. 30 and 90 days arrears rates within US Cards were broadly stable at 2.2% (H116: 2.2%) and 1.1% (H116: 1.0%) respectively, including a benefit from the Q117 asset sale in US cards

●	Total operating expenses increased 10% to £4,720m, including the appreciation of average USD and EUR against GBP

–

CIB increased 7% to £3,697m reflecting the change in compensation awards introduced in Q416 and higher structural reform programme costs, partially offset by a reduction in restructuring charges and cost efficiencies

–	Consumer, Cards and Payments increased 21% to £1,023m including continued growth and investment, primarily within the US Cards and merchant acquiring businesses

●

Profit on disposal of undertakings and share of results of associates and joint ventures increased to £214m (H116: £19m) due to a gain of £109m on the sale of Barclays’ share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan

Balance sheet – 30 June 2017 compared to 31 December 2016

●

Loans and advances to banks and customers at amortised cost decreased £6.5bn to £204.8bn with CIB decreasing £5.3bn to £166.3bn due to a reduction in lending and cash collateral, partially offset by an increase in settlement balances. Consumer, Cards and Payments decreased £1.2bn to £38.5bn due to an asset sale in US cards in Q117, partially offset by the realignment of certain clients from Barclays UK to Barclays International in preparation for structural reform

●	Trading portfolio assets increased £10.1bn to £83.3bn due to increased activity

●

Derivative financial instrument assets and liabilities decreased £47.8bn to £108.4bn and £43.8bn to £116.8bn respectively, reflecting the adoption of the Chicago Mercantile Exchange (CME) rulebook change to daily settlement and an increase in major interest rate forward curves and depreciation of USD against GBP

●	Reverse repurchase agreements and other similar lending increased £3.8bn to £17.2bn primarily due to increased trading desks’ funding requirements

●	Financial assets designated at fair value increased £31.8bn to £94.1bn primarily due to increased matched book trading and trading desks’ funding requirements

●

Customer deposits increased £14.1bn to £230.3bn, with CIB increasing £6.8bn to £173.0bn primarily driven by an increase in settlement balances, partially offset by a decrease in cash collateral and corporate deposits. Consumer, Cards and Payments increased £7.3bn to £57.3bn driven by the realignment of certain clients from Barclays UK to Barclays International in preparation for structural reform

●

RWAs remained broadly in line at £212.2bn (December 2016: £212.7bn) driven by a reduction due to the depreciation of USD against GBP, an asset sale in US cards in Q117 and credit quality improvement, offset by increased trading portfolio and securities financing transaction volumes

Barclays PLC and Barclays Bank PLC	11

Results by Business

Head Office

	Half year ended	Half year ended
Income statement information	30.06.17 £m	30.06.16 £m	YoY % Change
Net interest income	(7)	(6)	(17)
Net fee, commission and other income	9	307	(97)
Total income	2	301	(99)
Credit impairment charges and other provisions	(1)	(1)	-
Net operating income	1	300
Operating expenses excluding litigation and conduct	(89)	(121)	26
Litigation and conduct	(11)	(18)	39
Operating expenses	(100)	(139)	28
Loss on disposal of undertakings and share of results of associates and joint ventures	(164)	(27)
(Loss)/profit before tax	(263)	134
Attributable (loss)/profit	(298)	90

	As at 30.06.17	As at 31.12.16	As at 30.06.16
Balance sheet information	£bn	£bn	£bn
Total assets	17.3	75.2	87.7
Risk weighted assets[1]	26.2	53.3	43.2

	Half year ended	Half year ended
Performance measures	30.06.17 £bn	30.06.16 £bn
Average allocated equity	9.3	7.1
Average allocated tangible equity	8.2	5.8

1	Includes Africa Banking risk weighted assets of £9.8bn (December 2016: £42.3bn).

Head Office

Income statement – H117 compared to H116

●	Loss before tax was £263m (H116: profit of £134m)

●

Total income reduced £299m to £2m following the early adoption of the own credit provisions of IFRS 9 on 1 January 2017 and lower net income from treasury operations. Own credit, which was previously recorded in the income statement (H116: gain of £183m), is now recognised within other comprehensive income

●

Loss on disposal of undertakings and share of results of associates and joint ventures increased to £164m (H116: £27m) driven by an expense of £180m on the recycling of the currency translation reserve to the income statement on the sale of Barclays Bank Egypt

Balance sheet – 30 June 2017 compared to 31 December 2016

●	Total assets decreased to £17.3bn (December 2016: £75.2bn) primarily due to the sale of 33.7% of BAGL’s issued share capital resulting in the accounting deconsolidation of BAGL from the Barclays Group

●	RWAs decreased to £26.2bn (December 2016: £53.3bn) reflecting a £27.9bn reduction as a result of the proportional consolidation of BAGL

Barclays PLC and Barclays Bank PLC	12

Results by Business

Barclays Non-Core

	Half year ended	Half year ended
Income statement information	30.06.17 £m	30.06.16 £m	YoY % Change
Net interest income	(112)	136
Net trading income	(488)	(953)	49
Net fee, commission and other income	70	231	(70)
Total income	(530)	(586)	10
Credit impairment charges and other provisions	(30)	(55)	45
Net operating expenses	(560)	(641)	13
Operating expenses excluding litigation and conduct	(256)	(857)	70
Litigation and conduct	(28)	(93)	70
Operating expenses	(284)	(950)	70
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	197	(313)
Loss before tax	(647)	(1,904)	66
Attributable loss	(419)	(1,490)	72

	As at 30.06.17	As at 31.12.16	As at 30.06.16
Balance sheet information	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost[1]	48.3	51.1	68.5
Derivative financial instrument assets	150.3	188.7	262.8
Derivative financial instrument liabilities	143.0	178.6	253.4
Reverse repurchase agreements and other similar secured lending	-	0.1	0.1
Financial assets designated at fair value	12.1	14.5	15.4
Total assets	233.0	279.7	379.1
Customer deposits[2]	11.8	12.5	17.4
Risk weighted assets	22.8	32.1	46.7

Performance measures	Half year ended 30.06.17	Half year ended 30.06.16
Average allocated equity (£bn)	4.9	8.6
Average allocated tangible equity (£bn)	4.9	8.5
Loan loss rate (bps)	12	15

			YoY
Analysis of total income	£m	£m	% Change
Businesses	10	377	(97)
Securities and loans	43	(765)
Derivatives	(583)	(198)
Total income	(530)	(586)	10

1	As at 30 June 2017 loans and advances included £37.1bn (December 2016: £38.5bn) of loans and advances to customers (including settlement balances of £nil (December 2016: £0.1bn) and cash collateral of £15.3bn (December 2016: £17.3bn)), and £11.2bn (December 2016: £12.6bn) of loans and advances to banks (including settlement balances of £nil (December 2016: £0.1bn) and cash collateral of £10.9bn (December 2016: £12.1bn)).
2	As at 30 June 2017 customer deposits included settlement balances of £nil (December 2016 £0.1bn) and cash collateral of £11.4bn (December 2016: £11.9bn).

Barclays PLC and Barclays Bank PLC	13

Results by Business

Barclays Non-Core

Income statement – H117 compared to H116

●

Loss before tax reduced to £647m (H116: £1,904m) driven by lower operating expenses, favourable fair value movements on the ESHLA portfolio, the non-recurrence of impairment associated with the valuation of the French retail business in H116 and a gain on the sale of Barclays Bank Egypt

●	Total income increased £56m to a net expense of £530m

–	Businesses income reduced to £10m (H116: £377m) primarily due to the completion of the sale of the Italian retail, Southern European cards and Barclays Bank Egypt businesses

–

Securities and loans income increased £808m to net income of £43m primarily driven by fair value gains of £44m (H116: £424m expense) on the ESHLA portfolio and the non-recurrence of the £182m loss associated with the restructure of the ESHLA portfolio loan terms in H116

–	Derivatives income reduced £385m to an expense of £583m reflecting losses on the rundown of the portfolio

●	Credit impairment charges improved 45% to £30m due to higher recoveries across Europe and investment banking activities

●	Total operating expenses improved 70% to £284m reflecting the completion of the sale of several businesses, a reduction in restructuring charges, and lower litigation and conduct charges

●

Profit on disposal of undertakings and share of results of associates and joint ventures of £197m (H116: £313m loss) included a £189m gain on the sale of Barclays Bank Egypt. H116 included a £372m impairment associated with the valuation of the French retail business

Balance sheet – 30 June 2017 compared to 31 December 2016

●

Loans and advances to banks and customers at amortised cost decreased 5% to £48.3bn due to a decrease in cash collateral assets, partially offset by the reclassification of £1.5bn of ESHLA loans now recognised at amortised cost, following the restructuring of certain loans within the portfolio

●

Derivative financial instrument assets and liabilities decreased 20% to £150.3bn and 20% to £143.0bn respectively, due to the continued rundown of the derivative back book and an increase in major interest rate forward curves

●	Customer deposits decreased 6% to £11.8bn due to a decrease in cash collateral

●	Total assets decreased 17% to £233.0bn due to lower derivative financial instrument assets

●	RWAs reduced £9.3bn to £22.8bn including a £5bn reduction in Derivatives, a £2bn reduction in Businesses and a £1bn reduction in Securities and loans

Barclays PLC and Barclays Bank PLC	14

Results by Business

Barclays Non-Core closure and reintegration into Core

●

The Non-Core segment was closed on 1 July 2017 with the residual assets and liabilities, and prospective financial performance to be reintegrated into Barclays UK, Barclays International and Head Office. Financial results up until 30 June 2017 will continue to be reflected in the Non-Core

–

As at 30 June 2017 Non-Core RWAs were £22.8bn. It is estimated that c.£3.5bn will be reintegrated with Barclays UK comprising of ESHLA loans excluding higher education, c.£8.8bn will be reintegrated with Barclays International, primarily relating to derivatives and ESHLA higher education, and c.£10.5bn will be reintegrated with Head Office, primarily relating to Italian mortgages and operational risk

●

Guidance of a Non-Core loss before tax for 2017 of approximately £1bn is unchanged, with a loss before tax of approximately £300-400m in H217. The H217 loss before tax is anticipated to be split c.10% to Barclays UK, c.40% to Barclays International and c.50% to Head Office

●	As previously guided to, it is expected that risk weighted assets and loss before tax previously associated with Non-Core will continue to reduce in future periods

		Moves to
Balance sheet information (£bn)[1]	Barclays Non-Core	Barclays UK	Barclays International	Head Office
Loans and advances to banks and customers at amortised cost	48.3	10.1	28.9	9.3
Derivative financial instrument assets	150.3	-	150.3	-
Derivative financial instrument liabilities	143.0	-	143.0	-
Financial assets designated at fair value	12.1	8.2	3.2	0.7
Total assets	233.0	18.3	200.3	14.4
Customer deposits	11.8	-	11.7	0.1
Risk weighted assets	22.8	3.5	8.8	10.5

1	Estimated allocation based on 30.06.17 balance sheet.

Barclays PLC and Barclays Bank PLC	15

Discontinued Operation Results

Disposal of the shares in BAGL

On 1 March 2016, Barclays announced its intention to reduce the Group’s 62.3% interest in BAGL to a level which would permit Barclays to deconsolidate BAGL from a regulatory perspective and, prior to that, from an accounting perspective. From this date, BAGL was treated as a discontinued operation. On 5 May 2016, Barclays sold 12.2% of the Group’s interest in BAGL, reducing Barclays’ interest to 50.1% of BAGL’s issued share capital.

In December 2016, Barclays agreed the terms of the transitional services arrangements and separation payments of £0.7bn, as announced in Barclays’ 2016 Annual Report.

Following receipt of the required regulatory approvals, on 1 June 2017 Barclays sold 286 million ordinary shares of BAGL, representing 33.7% of BAGL’s issued share capital, of which 7.0% is allocated to the Public Investment Corporation (PIC) who is expected to take receipt of the shares following the necessary regulatory approvals. Following the sale, as at 30 June 2017 Barclays accounted for 139 million ordinary shares in BAGL, representing 16.4% of BAGL’s issued share capital. An amount of £1,141m was recognised on the balance sheet at the date of disposal, representing the fair value.

Additionally, as at 30 June 2017 Barclays had an obligation to contribute 1.5% of BAGL’s ordinary shares or the cash equivalent to a Black Economic Empowerment (BEE) scheme. As at 30 September 2017, Barclays will account for 126 million ordinary shares in BAGL, currently representing 14.9% of BAGL’s issued share capital. A liability for the obligation to the BEE scheme of £105m is reflected on the balance sheet.

Financial performance

The discontinued operation reported a loss before tax of £2,041m in H117, representing (i) a profit before tax on Africa Banking operations for five months to 31 May 2017, excluding impairment of Barclays’ holding in BAGL and loss on sale of BAGL, of £484m, (ii) a £60m loss on sale of the 33.7% share of BAGL’s issued share capital on 1 June 2017, (iii) a £1,375m loss on recycling of Other Comprehensive Income reserves of which £1,377m relates to the currency translation reserve, owing to the weakening of the ZAR since initial consolidation of BAGL in 2005, and (iv) a £1,090m impairment of Barclays’ holding in BAGL, predominantly allocated to acquisition goodwill. The recycling of the currency translation reserve and the impairment of Barclays’ holding in BAGL allocated to acquisition goodwill had no effect on the Group’s tangible net asset value or CET1 ratio.

Accounting and regulatory treatment

The sale of 33.7% of BAGL’s issued share capital resulted in the accounting deconsolidation of BAGL from the Barclays Group, as of 1 June 2017. Barclays’ holding in BAGL technically met the requirements to be treated as an Associate, the subsequent revision of its governance rights in July 2017 means that it is treated as an Available for Sale (AFS) asset. Given the immateriality of the differences between the accounting treatments since 1 June it has been determined that it would be appropriate to treat this holding as an AFS asset since 1 June 2017. BAGL is consequently no longer reported as a discontinued operation and the retained investment will be reported in the Head Office segment. Barclays’ share of BAGL’s dividend will be recognised in the Group’s income statement when the right to receive the dividend has been established, and changes in fair value of the asset will be recognised in the AFS reserve.

For regulatory reporting purposes, BAGL is treated at 30 June 2017 on a proportional consolidated basis based on a holding of 23.4%. The Group’s CET1 ratio increased 47bps as a result of the sale and reflecting the proportional consolidation of BAGL. Barclays expects to proportionally consolidate BAGL in H217 based on a holding of 14.9%, following the contribution of 1.5% of BAGL’s issued share capital to a BEE scheme and the expected delivery of 7.0% of BAGL’s issued share capital to PIC. Subject to regulatory approval, Barclays expects to fully deconsolidate BAGL from a regulatory perspective within 18 months. The estimated future accretion to the Group’s CET1 ratio is c.26bps in aggregate.

Barclays PLC and Barclays Bank PLC	16

Discontinued Operation Results

Africa Banking

	Half year ended	Half year ended
Income statement information¹	30.06.17 £m	30.06.16 £m	YoY % Change
Net interest income	1,024	982	4
Net fee, commission and other income	762	715	7
Total income	1,786	1,697	5
Credit impairment charges and other provisions	(177)	(244)	27
Net operating income	1,609	1,453	11
Operating expenses excluding impairment of Barclays’ holding in BAGL	(1,130)	(1,020)	(11)
Profit on disposal of undertakings and share of results of associates and joint ventures excluding loss on sale of BAGL	5	2
Profit before tax excluding impairment of Barclays’ holding in BAGL and loss on sale of BAGL	484	435	11
Impairment of Barclays’ holding in BAGL	(1,090)	-
Loss on sale of BAGL	(1,435)	-
(Loss)/profit before tax	(2,041)	435
Tax charge	(154)	(124)	(24)
(Loss)/profit after tax	(2,195)	311
Attributable (loss)/profit	(2,335)	156

	As at 30.06.17	As at 31.12.16	As at 30.06.16
Balance sheet information	£bn	£bn	£bn
Total assets	-	65.1	56.0
Risk weighted assets[2]	9.8	42.3	36.1

1	The H117 Africa Banking income statement represents five months of results as a discontinued operation to 31 May 2017.
2	Africa Banking (excluding Egypt and Zimbabwe) RWAs are reported in Head Office within Core.

	Q217	Q117	Q416	Q316	Q216	Q116	Q415	Q315
Income statement information[1]	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	407	617	626	561	502	480	468	471
Net fee, commission and other income	297	465	441	421	377	338	346	351
Total income	704	1,082	1,067	982	879	818	814	822
Credit impairment charges and other provisions	(71)	(106)	(105)	(96)	(133)	(111)	(93)	(66)
Net operating income	633	976	962	886	746	707	721	756
Operating expenses excluding UK bank levy and impairment of Barclays’ holding in BAGL	(477)	(653)	(727)	(598)	(543)	(477)	(501)	(515)
UK bank levy	-	-	(65)	-	-	-	(50)	-
Profit on disposal of undertakings and share of results of associates and joint ventures excluding loss on sale of BAGL	3	2	2	2	1	1	3	1
Profit before tax excluding impairment of Barclays’ holding in BAGL and loss on sale of BAGL	159	325	172	290	204	231	173	242
Impairment of Barclays’ holding in BAGL	(206)	(884)	-	-	-	-	-	-
Loss on sale of BAGL	(1,435)	-	-	-	-	-	-	-
(Loss)/profit before tax	(1,482)	(559)	172	290	204	231	173	242
(Loss)/profit after tax	(1,537)	(658)	71	209	145	166	101	167
Attributable (loss)/profit	(1,534)	(801)	(52)	85	70	86	25	85

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	-	66.0	65.1	61.1	56.0	52.7	47.9	50.2
Risk weighted assets	9.8	41.3	42.3	39.9	36.1	33.9	31.7	33.8

1	The Q217 Africa Banking income statement represents two months of results as a discontinued operation to 31 May 2017.

Barclays PLC and Barclays Bank PLC	17

Quarterly Results Summary

Barclays Group
	Q217	Q117	Q416	Q316	Q216	Q116	Q415	Q315
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,579	2,519	2,523	2,796	2,530	2,688	2,726	2,692
Net fee, commission and other income	2,479	3,304	2,469	2,650	3,442	2,353	1,722	2,789
Total income	5,058	5,823	4,992	5,446	5,972	5,041	4,448	5,481
Credit impairment charges and other provisions	(527)	(527)	(653)	(789)	(488)	(443)	(554)	(429)
Net operating income	4,531	5,296	4,339	4,657	5,484	4,598	3,894	5,052
Operating expenses excluding UK bank levy and litigation and conduct	(3,398)	(3,591)	(3,812)	(3,581)	(3,425)	(3,747)	(3,547)	(3,552)
UK bank levy	-	-	(410)	-	-	-	(426)	-
Litigation and conduct	(715)	(28)	(97)	(741)	(447)	(78)	(1,722)	(699)
Operating expenses	(4,113)	(3,619)	(4,319)	(4,322)	(3,872)	(3,825)	(5,695)	(4,251)
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	241	5	310	502	(342)	20	(274)	(182)
Profit/(loss) before tax	659	1,682	330	837	1,270	793	(2,075)	619
Tax (charge)/credit	(305)	(473)	50	(328)	(467)	(248)	(164)	(133)
Profit/(loss) after tax in respect of continuing operations	354	1,209	380	509	803	545	(2,239)	486
(Loss)/profit after tax in respect of discontinued operation	(1,537)	(658)	71	209	145	166	101	167

Attributable to:
Ordinary equity holders of the parent	(1,401)	190	99	414	677	433	(2,422)	417
Other equity holders	162	139	139	110	104	104	107	79
Non-controlling interests	56	222	213	194	167	174	177	157

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,135.3	1,203.8	1,213.1	1,324.0	1,351.3	1,248.9	1,120.0	1,236.5
Risk weighted assets	327.4	360.9	365.6	373.4	366.3	363.0	358.4	381.9
CRR leverage exposure	1,122.1	1,196.9	1,125.5	1,185.1	1,155.4	1,082.0	1,027.8	1,140.7

Performance measures
Return on average shareholders’ equity	(9.4)%	1.6%	1.0%	3.1%	5.0%	3.3%	(17.1%)	3.1%
Return on average tangible shareholders’ equity	(11.0%)	1.8%	1.1%	3.6%	5.8%	3.8%	(20.1%)	3.6%
Average shareholders’ equity (£bn)	57.5	58.5	58.0	58.2	56.9	56.7	56.0	55.8
Average tangible shareholders’ equity (£bn)	49.3	49.4	48.9	49.4	48.3	48.3	47.8	47.6
Cost: income ratio	81%	62%	87%	79%	65%	76%	128%	78%
Loan loss rate (bps)	49	47	58	66	41	40	53	37
Basic (loss)/earnings per share	(8.0p)	1.3p	0.8p	2.6p	4.2p	2.7p	(14.4p)	2.6p
Basic earnings/(loss) per share in respect of continuing operations	1.0p	6.1p	1.1p	2.1p	3.8p	2.2p	(14.4p)	2.1p

Barclays PLC and Barclays Bank PLC	18

Quarterly Results Summary

Barclays Core

	Q217	Q117	Q416	Q316	Q216	Q116	Q415	Q315
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,702	2,508	2,577	2,718	2,491	2,591	2,555	2,557
Net fee, commission and other income	2,812	3,389	2,834	2,887	3,825	2,692	1,961	2,708
Total income	5,514	5,897	5,411	5,605	6,316	5,283	4,516	5,265
Credit impairment charges and other provisions	(500)	(524)	(606)	(769)	(462)	(414)	(522)	(388)
Net operating income	5,014	5,373	4,805	4,836	5,854	4,869	3,994	4,877
Operating expenses excluding UK bank levy and litigation and conduct	(3,290)	(3,443)	(3,471)	(3,270)	(3,057)	(3,258)	(2,992)	(3,094)
UK bank levy	-	-	(334)	-	-	-	(338)	-
Litigation and conduct	(696)	(19)	(46)	(639)	(420)	(12)	(1,634)	(419)
Operating expenses	(3,986)	(3,462)	(3,851)	(3,909)	(3,477)	(3,270)	(4,964)	(3,513)
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	37	12	164	4	(18)	9	(5)	13
Profit/(loss) before tax	1,065	1,923	1,118	931	2,359	1,608	(975)	1,377
Tax charge	(512)	(548)	(272)	(522)	(696)	(485)	(92)	(299)
Profit/(loss) after tax	553	1,375	846	409	1,663	1,123	(1,067)	1,078
Non-controlling interests	(51)	(70)	(76)	(57)	(80)	(84)	(81)	(54)
Other equity holders	(143)	(121)	(121)	(95)	(89)	(89)	(92)	(63)
Attributable profit/(loss)	359	1,184	649	257	1,494	950	(1,240)	961

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	902.3	954.7	933.4	964.3	972.2	883.6	794.2	862.0
Risk weighted assets	304.6	333.5	333.5	329.5	319.6	312.2	304.1	316.3

Performance measures
Return on average allocated equity	3.0%	9.1%	5.3%	2.2%	12.4%	8.2%	(10.6)%	8.6%
Return on average allocated tangible equity	3.6%	11.0%	6.4%	2.7%	15.0%	9.9%	(12.8%)	10.4%
Average allocated equity (£bn)	53.1	53.3	51.5	50.5	48.9	47.5	46.0	45.4
Average allocated tangible equity (£bn)	44.9	44.2	42.4	41.8	40.4	39.3	38.1	37.5
Cost: income ratio	72%	59%	71%	70%	55%	62%	110%	67%
Loan loss rate (bps)	52	53	61	74	45	42	57	39
Basic earnings/(loss) per share contribution	2.3p	7.2p	4.0p	1.7p	9.0p	5.8p	(7.3p)	5.8p

Barclays PLC and Barclays Bank PLC	19

Quarterly Results Summary

Barclays Non-Core	Q217	Q117	Q416	Q316	Q216	Q116	Q415	Q315
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(123)	11	(54)	78	40	96	171	135
Net trading income	(411)	(77)	(462)	(288)	(463)	(490)	(398)	(124)
Net fee, commission and other income	78	(8)	97	51	79	152	159	204
Total income	(456)	(74)	(419)	(159)	(344)	(242)	(68)	215
Credit impairment charges and other provisions	(27)	(3)	(47)	(20)	(26)	(29)	(32)	(41)
Net operating (expenses)/income	(483)	(77)	(466)	(179)	(370)	(271)	(100)	174
Operating expenses excluding UK bank levy and litigation and conduct	(108)	(148)	(341)	(311)	(368)	(489)	(555)	(458)
UK bank levy	-	-	(76)	-	-	-	(88)	-
Litigation and conduct	(19)	(9)	(51)	(102)	(27)	(66)	(89)	(279)
Operating expenses	(127)	(157)	(468)	(413)	(395)	(555)	(732)	(737)
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	204	(7)	146	498	(324)	11	(268)	(195)
Loss before tax	(406)	(241)	(788)	(94)	(1,089)	(815)	(1,100)	(758)
Tax credit/(charge)	207	75	322	194	229	237	(72)	166
(Loss)/profit after tax	(199)	(166)	(466)	100	(860)	(578)	(1,172)	(592)
Non-controlling interests	(8)	(9)	(14)	(13)	(12)	(10)	(19)	(21)
Other equity holders	(19)	(18)	(18)	(15)	(15)	(15)	(17)	(15)
Attributable (loss)/profit	(226)	(193)	(498)	72	(887)	(603)	(1,208)	(628)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	48.3	49.5	51.1	58.7	68.5	55.4	51.8	57.1
Derivative financial instrument assets	150.3	164.2	188.7	253.2	262.8	249.7	213.7	243.3
Derivative financial instrument liabilities	143.0	155.3	178.6	243.0	253.4	239.1	202.1	235.0
Reverse repurchase agreements and other similar secured lending	-	-	0.1	0.1	0.1	0.7	3.1	8.5
Financial assets designated at fair value	12.1	13.4	14.5	15.5	15.4	23.4	21.4	22.8
Total assets	233.0	249.1	279.7	359.8	379.1	365.4	325.8	374.5
Customer deposits	11.8	12.9	12.5	16.0	17.4	19.3	20.9	25.8
Risk weighted assets	22.8	27.4	32.1	43.9	46.7	50.9	54.3	65.6

Performance measures
Average allocated equity (£bn)	4.5	5.2	6.5	7.7	8.0	9.2	10.0	10.4
Average allocated tangible equity (£bn)	4.5	5.2	6.5	7.6	7.9	9.0	9.7	10.2
Loan loss rate (bps)	22	2	31	13	14	21	25	27
Basic (loss)/earnings per share contribution	(1.3p)	(1.1p)	(2.9p)	0.5p	(5.2p)	(3.6p)	(7.2p)	(3.7p)

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Businesses	(41)	51	(73)	181	181	196	229	314
Securities and loans	(25)	68	161	(34)	(363)	(402)	(195)	(87)
Derivatives	(390)	(193)	(507)	(306)	(162)	(36)	(102)	(12)
Total income	(456)	(74)	(419)	(159)	(344)	(242)	(68)	215

Barclays PLC and Barclays Bank PLC	20

Quarterly Core Results by Business

Barclays UK	Q217	Q117	Q416	Q316	Q216	Q116	Q415	Q315
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,534	1,511	1,502	1,569	1,476	1,501	1,509	1,499
Net fee, commission and other income	286	330	326	374	467	302	325	375
Total income	1,820	1,841	1,828	1,943	1,943	1,803	1,834	1,874
Credit impairment charges and other provisions	(220)	(178)	(180)	(350)	(220)	(146)	(219)	(154)
Net operating income	1,600	1,663	1,648	1,593	1,723	1,657	1,615	1,720
Operating expenses excluding UK bank levy and litigation and conduct	(974)	(959)	(989)	(904)	(947)	(952)	(920)	(925)
UK bank levy	-	-	(48)	-	-	-	(77)	-
Litigation and conduct	(699)	4	(28)	(614)	(399)	(1)	(1,466)	(76)
Operating expenses	(1,673)	(955)	(1,065)	(1,518)	(1,346)	(953)	(2,463)	(1,001)
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	(1)	-	-	-	(1)	-	1	1
(Loss)/profit before tax	(74)	708	583	75	376	704	(847)	720
Attributable (loss)/profit	(285)	470	383	(163)	141	467	(1,078)	541

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	166.6	164.5	166.4	166.6	166.0	166.2	166.1	166.7
Total assets	203.4	203.0	209.6	209.1	204.6	201.7	202.5	204.1
Customer deposits	187.4	184.4	189.0	185.5	181.7	179.1	176.8	173.4
Risk weighted assets	66.1	66.3	67.5	67.4	67.1	69.7	69.5	71.0

Performance measures
Return on average allocated equity	(8.2%)	14.1%	11.8%	(4.7%)	4.4%	13.8%	(32.3%)	15.8%
Return on average allocated tangible equity	(12.7%)	21.6%	18.2%	(7.1%)	6.6%	20.5%	(46.5%)	23.3%
Average allocated equity (£bn)	13.5	13.6	13.2	13.3	13.5	13.8	13.7	13.8
Average allocated tangible equity (£bn)	8.7	8.9	8.6	8.7	9.0	9.3	9.2	9.3
Cost: income ratio	92%	52%	58%	78%	69%	53%	134%	53%
Loan loss rate (bps)	52	43	42	82	52	34	51	36
Net interest margin	3.70%	3.69%	3.56%	3.72%	3.56%	3.62%	3.58%	3.54%

Barclays PLC and Barclays Bank PLC	21

Quarterly Core Results by Business

Analysis of Barclays UK	Q217	Q117	Q416	Q316	Q216	Q116	Q415	Q315
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	933	944	934	970	1,068	919	945	938
Barclaycard Consumer UK	495	498	507	561	463	491	505	552
Wealth, Entrepreneurs & Business Banking	392	399	387	412	412	393	384	384
Total income	1,820	1,841	1,828	1,943	1,943	1,803	1,834	1,874

Analysis of credit impairment charges and other provisions
Personal Banking	(56)	(50)	(50)	(47)	(44)	(42)	(39)	(36)
Barclaycard Consumer UK	(149)	(123)	(118)	(291)	(169)	(105)	(176)	(111)
Wealth, Entrepreneurs & Business Banking	(15)	(5)	(12)	(12)	(7)	1	(4)	(7)
Total credit impairment charges and other provisions	(220)	(178)	(180)	(350)	(220)	(146)	(219)	(154)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	136.5	134.4	135.0	135.3	134.7	134.7	134.0	134.5
Barclaycard Consumer UK	16.2	16.1	16.5	16.2	16.2	16.0	16.2	15.9
Wealth, Entrepreneurs & Business Banking	13.9	14.0	14.9	15.1	15.1	15.5	15.9	16.3
Total loans and advances to customers at amortised cost	166.6	164.5	166.4	166.6	166.0	166.2	166.1	166.7

Analysis of customer deposits
Personal Banking	138.5	137.3	139.3	137.2	134.8	132.9	131.0	128.4
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Wealth, Entrepreneurs & Business Banking	48.9	47.1	49.7	48.3	46.9	46.2	45.8	45.0
Total customer deposits	187.4	184.4	189.0	185.5	181.7	179.1	176.8	173.4

Barclays PLC and Barclays Bank PLC	22

Quarterly Core Results by Business

Barclays International	Q217	Q117	Q416	Q316	Q216	Q116	Q415	Q315
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,060	1,112	1,046	1,355	1,001	1,110	1,121	1,109
Net trading income	1,039	1,182	1,131	1,074	1,130	1,245	593	817
Net fee, commission and other income	1,511	1,844	1,415	1,422	1,908	1,158	1,254	1,297
Total income	3,610	4,138	3,592	3,851	4,039	3,513	2,968	3,223
Credit impairment charges and other provisions	(279)	(346)	(426)	(420)	(240)	(269)	(303)	(235)
Net operating income	3,331	3,792	3,166	3,431	3,799	3,244	2,665	2,988
Operating expenses excluding UK bank levy and litigation and conduct	(2,276)	(2,435)	(2,497)	(2,337)	(2,074)	(2,221)	(2,007)	(2,059)
UK bank levy	-	-	(284)	-	-	-	(253)	-
Litigation and conduct	4	(13)	(17)	(17)	(10)	(4)	(151)	(302)
Operating expenses	(2,272)	(2,448)	(2,798)	(2,354)	(2,084)	(2,225)	(2,411)	(2,361)
Profit on disposal of undertakings and share of results of associates and joint ventures	202	12	5	8	11	8	8	9
Profit before tax	1,261	1,356	373	1,085	1,726	1,027	262	636
Attributable profit/(loss)	819	837	43	623	1,171	575	(24)	422

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	204.8	226.1	211.3	233.7	230.6	215.9	184.1	220.3
Trading portfolio assets	83.3	83.0	73.2	73.8	68.1	64.3	61.9	72.8
Derivative financial instrument assets	108.4	105.3	156.2	155.6	181.4	150.1	111.5	133.7
Derivative financial instrument liabilities	116.8	112.8	160.6	160.5	187.5	155.4	119.0	142.0
Reverse repurchase agreements and other similar secured lending	17.2	17.6	13.4	17.3	19.7	19.1	24.7	68.0
Financial assets designated at fair value	94.1	81.3	62.3	72.0	68.3	59.6	46.8	5.6
Total assets	681.6	677.2	648.5	681.9	679.9	618.4	532.2	596.1
Customer deposits	230.3	241.0	216.2	224.1	226.5	213.1	185.6	207.0
Risk weighted assets	212.2	214.3	212.7	214.6	209.3	202.2	194.8	204.0

Performance measures
Return on average allocated equity	11.2%	11.3%	0.9%	9.0%	17.4%	8.7%	(0.2%)	6.4%
Return on average allocated tangible equity	12.4%	12.5%	1.0%	10.0%	19.2%	9.5%	(0.2%)	7.0%
Average allocated equity (£bn)	30.1	30.5	29.5	28.4	27.4	27.5	27.1	26.9
Average allocated tangible equity (£bn)	27.4	27.7	26.6	25.7	24.8	25.1	24.9	24.7
Cost: income ratio	63%	59%	78%	61%	52%	63%	81%	73%
Loan loss rate (bps)	54	62	78	71	41	50	65	42
Net interest margin	4.07%	4.06%	3.91%	4.21%	3.92%	3.78%	3.79%	3.85%

Barclays PLC and Barclays Bank PLC	23

Quarterly Core Results by Business

Analysis of Barclays International

Corporate and Investment Bank	Q217	Q117	Q416	Q316	Q216	Q116	Q415	Q315
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Analysis of total income
Credit	296	399	261	333	269	322	195	191
Equities	455	462	410	461	406	513	319	416
Macro	456	490	505	614	612	573	382	487
Markets	1,207	1,351	1,176	1,408	1,287	1,408	896	1,094
Banking fees	674	726	650	644	622	481	458	501
Corporate lending	278	269	303	284	312	296	312	377
Transactional banking	404	398	401	458	390	408	415	419
Banking	1,356	1,393	1,354	1,386	1,324	1,185	1,185	1,297
Other	1	38	1	1	-	3	16	(17)
Total income	2,564	2,782	2,531	2,795	2,611	2,596	2,097	2,374
Credit impairment releases/(charges) and other provisions	1	(51)	(90)	(38)	(37)	(95)	(83)	(75)
Operating expenses	(1,756)	(1,941)	(2,287)	(1,872)	(1,665)	(1,800)	(1,962)	(1,940)
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	116	-	1	-	-	-	-	(1)
Profit before tax	925	790	155	885	909	701	52	358

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	178.9	180.6	178.6	182.5	178.4	172.6	167.3	177.4

Performance measures
Return on average allocated equity	10.6%	7.8%	(1.1%)	8.7%	9.0%	6.9%	(2.4%)	4.2%
Return on average allocated tangible equity	11.1%	8.2%	(1.2%)	9.2%	9.5%	7.3%	(2.5%)	4.5%
Average allocated equity (£bn)	24.4	24.8	24.0	23.3	22.7	22.9	23.0	22.8
Average allocated tangible equity (£bn)	23.3	23.5	22.6	21.9	21.3	21.6	21.8	21.7

Consumer, Cards and Payments
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,046	1,356	1,061	1,056	1,428	917	871	849
Credit impairment charges and other provisions	(280)	(295)	(336)	(382)	(203)	(174)	(219)	(160)
Operating expenses	(516)	(507)	(511)	(482)	(419)	(425)	(449)	(421)
Profit on disposal of undertakings and share of results of associates and joint ventures	86	12	4	8	11	8	8	10
Profit before tax	336	566	218	200	817	326	210	278

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	38.5	38.7	39.7	36.8	35.4	32.9	32.1	30.6
Customer deposits	57.3	57.6	50.0	48.3	46.9	44.2	41.8	39.8
Risk weighted assets	33.3	33.7	34.1	32.1	30.9	29.6	27.5	26.6

Performance measures
Return on average allocated equity	14.1%	26.6%	9.6%	10.8%	57.6%	17.7%	11.8%	18.8%
Return on average allocated tangible equity	19.4%	36.4%	13.2%	14.8%	77.9%	23.4%	15.3%	24.7%
Average allocated equity (£bn)	5.7	5.7	5.5	5.1	4.7	4.6	4.1	4.1
Average allocated tangible equity (£bn)	4.1	4.2	4.0	3.7	3.5	3.4	3.2	3.1

Barclays PLC and Barclays Bank PLC	24

Quarterly Core Results by Business

Head Office	Q217	Q117	Q416	Q316	Q216	Q116	Q415	Q315
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	108	(115)	29	(206)	14	(20)	(75)	(51)
Net fee, commission and other income[1]	(24)	33	(38)	17	320	(13)	(210)	220
Total income	84	(82)	(9)	(189)	334	(33)	(285)	169
Credit impairment (charges)/releases and other provisions	(1)	-	-	1	(2)	1	-	1
Net operating income/(expenses)	83	(82)	(9)	(188)	332	(32)	(285)	170
Operating expenses excluding UK bank levy and litigation and conduct	(40)	(49)	15	(29)	(36)	(85)	(64)	(110)
UK bank levy	-	-	(2)	-	-	-	(8)	-
Litigation and conduct	(1)	(10)	(1)	(8)	(11)	(7)	(17)	(42)
Operating expenses	(41)	(59)	12	(37)	(47)	(92)	(89)	(152)
Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures	(164)	-	159	(4)	(28)	1	(14)	2
(Loss)/profit before tax	(122)	(141)	162	(229)	257	(123)	(388)	20
Attributable (loss)/profit	(175)	(123)	223	(203)	182	(92)	(140)	(1)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	17.3	74.5	75.2	73.3	87.7	63.4	59.4	61.8
Risk weighted assets[2]	26.2	52.9	53.3	47.5	43.2	40.3	39.7	41.3

Performance measures
Average allocated equity (£bn)	9.5	9.2	8.8	8.8	8.0	6.2	5.2	4.7
Average allocated tangible equity (£bn)	8.8	7.6	7.2	7.4	6.6	5.0	3.9	3.4

1	Following the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit, which was previously reported in Net fee, commission and other income is now recognised within other comprehensive income from Q117.
2	Includes Africa Banking RWAs.

Barclays PLC and Barclays Bank PLC	25

Performance Management

Margins and balances

	Half year ended 30.06.17			Half year ended 30.06.16
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	3,045	166,200	3.69	2,977	166,944	3.59
Barclays International[1]	2,185	108,486	4.06	2,016	103,934	3.90
Total Barclays UK and Barclays International	5,230	274,686	3.84	4,993	270,878	3.71
Other[2]	(132)			225
Total net interest income	5,098			5,218

1	Barclays International margins include interest earning lending balances within the investment banking business.
2	Other includes Head Office, Barclays Non-Core and non-lending related investment banking balances.

Total Barclays UK and Barclays International net interest income increased 5% to £5,230m due to:

●	An increase in average customer assets to £274.7bn (H116: £270.9bn) predominantly driven by growth in Barclays International

●

Net interest margin increased 13bps to 3.84% primarily driven by higher margins on Personal Banking and Consumer, Cards and Payments deposits, partially offset by lower asset margins. Group net interest income decreased 2% to £5.1bn including net structural hedge contributions of £0.7bn (H116: £0.7bn)

Net interest margin by business reflects movements in the Group’s internal funding rates which are based on the cost to the Group of alternative funding in wholesale markets. The internal funding rate prices intra-group funding and liquidity to appropriately give credit to businesses with net surplus liquidity and to charge those businesses in need of alternative funding at a rate that is driven by prevailing market rates and includes a term premium.

Quarterly analysis for Barclays UK and Barclays International

	Three months ended 30.06.17
	Net interest income	Average customer assets	Net interest margin
	£m	£m	%
Barclays UK	1,534	166,345	3.70
Barclays International[1]	1,064	104,899	4.07
Total Barclays UK and Barclays International	2,598	271,244	3.84
	Three months ended 31.03.17
Barclays UK	1,511	166,065	3.69
Barclays International[1]	1,121	112,060	4.06
Total Barclays UK and Barclays International	2,632	278,125	3.84
	Three months ended 31.12.16
Barclays UK	1,502	167,935	3.56
Barclays International[1]	1,110	112,936	3.91
Total Barclays UK and Barclays International	2,612	280,871	3.70
	Three months ended 30.09.16
Barclays UK	1,569	167,713	3.72
Barclays International[1]	1,149	108,571	4.21
Total Barclays UK and Barclays International	2,718	276,284	3.91
	Three months ended 30.06.16
Barclays UK	1,476	166,891	3.56
Barclays International[1]	1,021	104,707	3.92
Total Barclays UK and Barclays International	2,497	271,598	3.70

1	Barclays International margins include interest earning lending balances within the investment banking business.

Barclays PLC and Barclays Bank PLC	26

Risk management

Risk management and principal risks

The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in the firm are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of the firm, the process by which the firm sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking. The framework identifies eight Principal Risks: Credit Risk; Market Risk; Treasury and Capital Risk; Operational Risk; Conduct Risk; Reputation Risk; Model Risk; and Legal Risk. Further detail on these risks and how they are managed is available in the 2016 Annual Report or online at home.barclays.com/annualreport. There have been no significant changes to these principal risks in the period nor are any expected for the remaining six months of the financial year.

The following section gives an overview of Credit Risk, Market Risk and Treasury and Capital Risk for the period.

Barclays PLC and Barclays Bank PLC	27

Credit Risk

Analysis of loans and advances to customers and banks

Loans and advances at amortised cost net of impairment allowances, by industry sector and geography

As at 30.06.17	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
Banks	7,337	14,454	9,256	2,183	3,878	37,108
Other financial institutions	28,590	20,985	41,978	401	5,027	96,981
Home loans	131,962	11,659	578	382	125	144,706
Cards, unsecured loans and other personal lending	29,082	4,263	20,541	372	93	54,351
Construction and property	21,613	1,014	1,546	133	122	24,428
Other	48,346	8,297	9,680	1,005	2,210	69,538
Net loans and advances to customers and banks	266,930	60,672	83,579	4,476	11,455	427,112
Impairment allowance	2,678	562	1,184	102	30	4,556
Gross loans and advances to customers and banks	269,608	61,234	84,763	4,578	11,485	431,668

Loans and advances at fair value	10,239	984	1,195	-	6	12,424

As at 31.12.16
Banks	7,458	12,674	16,894	1,778	4,447	43,251
Other financial institutions	22,209	19,800	45,189	425	4,189	91,812
Home loans	131,801	11,918	594	354	98	144,765
Cards, unsecured loans and other personal lending	29,606	4,003	22,513	493	114	56,729
Construction and property	21,276	1,042	1,669	89	125	24,201
Other	48,860	10,287	11,080	1,728	3,322	75,277
Net loans and advances to customers and banks	261,210	59,724	97,939	4,867	12,295	436,035
Impairment allowance	2,544	686	1,247	89	54	4,620
Gross loans and advances to customers and banks	263,754	60,410	99,186	4,956	12,349	440,655

Loans and advances at fair value	9,130	772	525	27	65	10,519

Barclays PLC	28

Credit Risk

Analysis of retail and wholesale loans and advances and impairment

As at 30.06.17	Gross loans and advances £m	Impairment allowance £m	Loans and advances net of impairment £m	Credit risk loans £m	CRLs % of gross loans and advances %	Loan impairment charges[1] £m	Loan loss rates bps
Barclays UK	155,040	1,585	153,455	1,980	1.3	380	49
Barclays International	30,801	1,505	29,296	1,247	4.0	578	378
Barclays Core	185,841	3,090	182,751	3,227	1.7	958	104
Barclays Non-Core	9,804	285	9,519	716	7.3	30	62
Total Group retail	195,645	3,375	192,270	3,943	2.0	988	102

Barclays UK	15,126	307	14,819	616	4.1	19	25
Barclays International	176,233	718	175,515	1,227	0.7	46	5
Head Office	5,702	-	5,702	-	-	-	-
Barclays Core	197,061	1,025	196,036	1,843	0.9	65	7

Barclays Non-Core	38,962	156	38,806	273	0.7	(1)	(1)
Total Group wholesale	236,023	1,181	234,842	2,116	0.9	64	5

Total loans and advances at amortised cost	431,668	4,556	427,112	6,059	1.4	1,052	49

Traded loans	3,942	n/a	3,942	n/a
Loans and advances designated at fair value	12,424	n/a	12,424	n/a
Loans and advances held at fair value	16,366	n/a	16,366	n/a

Total loans and advances	448,034	4,556	443,478	6,059

As at 31.12.16
Barclays UK	155,729	1,519	154,210	2,044	1.3	866	56
Barclays International	33,485	1,492	31,993	1,249	3.7	1,085	324
Barclays Core	189,214	3,011	186,203	3,293	1.7	1,951	103

Barclays Non-Core	10,319	385	9,934	838	8.1	102	99
Total Group retail	199,533	3,396	196,137	4,131	2.1	2,053	103

Barclays UK	15,204	282	14,922	591	3.9	30	20
Barclays International	180,102	748	179,354	1,470	0.8	258	14
Head Office	4,410	-	4,410	-	-	-	-
Barclays Core	199,716	1,030	198,686	2,061	1.0	288	14

Barclays Non-Core	41,406	194	41,212	299	0.7	11	3
Total Group wholesale	241,122	1,224	239,898	2,360	1.0	299	12

Total loans and advances at amortised cost	440,655	4,620	436,035	6,491	1.5	2,352	53

Traded loans	2,975	n/a	2,975	n/a
Loans and advances designated at fair value	10,519	n/a	10,519	n/a
Loans and advances held at fair value	13,494	n/a	13,494	n/a

Total loans and advances	454,149	4,620	449,529	6,491

1	Excluding impairment charges on available for sale investments and reverse repurchase agreements. H117 impairment charges represent 6 months charge, whereas December 2016 impairment charges represent 12 months charge.

Total loans and advances decreased £6bn to £448bn driven by a decrease in lending to banks and customers, partially offset by an increase in net settlement and cash collateral balances.

Credit risk loans (CRLs) and the ratio of CRLs to gross loans and advances decreased £0.4bn to £6.1bn and 0.1% to 1.4% respectively.

Barclays PLC	29

Credit Risk

Analysis of forbearance programmes

	Balances		Impairment allowance		Allowance coverage
	As at 30.06.17 £m	As at 31.12.16 £m	As at 30.06.17 £m	As at 31.12.16 £m	As at 30.06.17%	As at 31.12.16%
Barclays UK	841	926	197	237	23.4	25.6
Barclays International	218	243	84	57	38.5	23.5
Barclays Core	1,059	1,169	281	294	26.5	25.1
Barclays Non-Core	201	211	11	9	5.5	4.3
Total retail	1,260	1,380	292	303	23.2	22.0

Barclays UK	590	589	57	62	9.7	10.5
Barclays International	2,399	2,044	300	257	12.5	12.6
Barclays Core	2,989	2,633	357	319	11.9	12.1
Barclays Non-Core	201	269	54	50	26.9	18.5
Total wholesale	3,190	2,902	411	369	12.9	12.7

Group total	4,450	4,282	703	672	15.8	15.7

Retail balances decreased 9% to £1.3bn primarily due to continued improvement in the residential mortgage and Barclaycard portfolios within Barclays UK.

●	Barclays UK: Forbearance balances decreased 9% to £841m following a continued improvement in mortgage and card portfolios driven by the benign economic environment

●	Barclays International: Balances decreased primarily in US cards due to stricter forbearance criteria whereas impairment allowance increased as a result of a strengthened impairment methodology

Wholesale balances increased 10% to £3.2bn primarily due to an increase in forborne balances in Barclays International slightly offset by a reduction in Barclays Non-Core portfolios.

●	Barclays UK: Forbearance balances remained stable at £590m (December 2016 : £589m)

●	Barclays International: Balances increased £355m to £2.4bn as consistent forbearance methodologies were introduced across CIB

Barclays PLC	30

Credit Risk

Analysis of specific portfolios and asset types

Secured home loans

The UK home loan portfolio primarily comprises first lien mortgages and accounts for 99%1 (2016: 98%) of total home loans in the Group’s retail core portfolios.

Home loans principal portfolios2

	Barclays UK
	As at 30.06.17	As at 31.12.16
Gross loans and advances (£m)	128,966	129,136
>90 day arrears, excluding recovery book (%)	0.2	0.2
Non-performing proportion of outstanding balances (%)	0.5	0.6
Annualised gross charge-off rates (%)	0.2	0.3
Recovery book proportion of outstanding balances (%)	0.3	0.4
Recovery book impairment coverage ratio (%)	9.8	9.1

1	Remaining balance represents Wealth portfolio.
2	Gross loans and advances include loans and advances to customers and banks. Risk metrics based on exposures to customers only.

Barclays UK: Arrears and charge-off rates remained stable reflecting the continuing low base rate environment. The recovery book impairment coverage ratio increased as a result of a reduction in the recovery book without a corresponding release in the impairment provision. Balance weighted LTV reduced to 47.4% (2016: 47.7%) as average house prices increased. This increase also contributed to a 4% reduction in home loans with LTV >100% to £229m (2016: £239m)

Within the UK home loans portfolio:

●

Owner-occupied interest-only home loans comprised 29.5% (2016: 30.8%) of total balances. The average balance weighted LTV on these loans reduced to 40.7% (2016: 41.7%) as house prices improved across core regions and >90 day arrears was stable at 0.2% (2016: 0.2%)

●

Buy-to-let (BTL) home loans comprised 9.8% (2016: 9.1%) of total balances with the increase driven by strong performance in this segment. The average balance weighted LTV increased marginally to 52.9% (2016: 52.6%) while the >90 day arrears remained stable at 0.1% (2016: 0.1%)

Home loans principal portfolios-distribution of balances by LTV1

	Distribution of balances		Impairment coverage ratio		Non-performing proportion of outstanding balances		Non-performing balances impairment coverage ratio		Recovery book proportion of outstanding balances		Recovery book impairment coverage ratio
As at	30.06.17	31.12.16	30.06.17	31.12.16	30.06.17	31.12.16	30.06.17	31.12.16	30.06.17	31.12.16	30.06.17	31.12.16
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
<=75%	91.5	91.8	0.1	0.1	0.5	0.6	4.0	4.2	0.3	0.4	6.1	5.9
>75% and <=80%	4.0	3.5	0.2	0.2	0.6	0.6	16.9	17.1	0.4	0.4	23.2	22.1
>80% and <=85%	2.3	2.1	0.2	0.2	0.6	0.8	15.8	20.4	0.4	0.6	20.3	25.0
>85% and <=90%	1.2	1.3	0.3	0.3	0.7	0.7	25.4	23.0	0.5	0.6	32.6	25.4
>90% and <=95%	0.6	0.8	0.4	0.4	1.0	1.1	30.8	28.3	0.8	0.8	35.1	33.7
>95% and <=100%	0.2	0.3	1.0	0.7	2.6	1.9	29.7	23.4	1.9	1.5	36.5	27.0
>100%	0.2	0.2	3.7	3.1	6.5	5.7	41.0	38.6	5.5	5.0	45.6	40.9

1	Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest house price index available as at 30 June 2017.

Barclays PLC	31

Credit Risk

Home loans principal portfolios - average LTV
	Barclays UK
	As at 30.06.17	As at 31.12.16
Portfolio marked to market LTV:
Balance weighted (%)	47.4	47.7
Valuation weighted (%)	35.2	35.6
For > 100% LTVs:
Balances (£m)	229	239
Marked to market collateral (£m)	203	210
Average LTV: balance weighted (%)	124.8	118.4
Average LTV: valuation weighted (%)	117.6	113.1
% of balances in recovery book	5.5	5.0

Home loans principal portfolios - new lending
	Barclays UK
	Half year ended 30.06.17	Half year ended 30.06.16
New home loan bookings (£m)	10,025	9,990
New home loans proportion above 85% LTV (%)	4.7	8.7
Average LTV on new home loans: balance weighted (%)	62.4	63.2
Average LTV on new home loans: valuation weighted (%)	54.6	54.8

Barclays UK: New lending remained stable at £10.0bn (H116: £10.0bn). The decrease in mortgages with LTV > 85% to 4.7% (H116 8.7%) reflects an increased focus on remortgage business, which is typically lower LTV, and the closure of the Help to Buy 2 scheme that supported owner occupied home purchase loans where maximum LTV was 95%.

Barclays PLC	32

Credit Risk

Credit cards and unsecured loans

The principal portfolios listed below accounted for 92% (2016: 94%) of the Group’s total credit cards and unsecured loans.

Principal portfolios	Gross loans and advances[1]	30 day arrears, excluding recovery book	90 day arrears, excluding recovery book	Annualised gross charge-off rates	Recovery book proportion of outstanding balances	Recovery book impairment coverage ratio
As at 30.06.17	£m	%	%	%	%	%
Barclays UK
UK cards[2]	17,528	2.0	0.9	5.0	3.7	83.6
UK personal loans	6,254	2.2	1.0	3.5	4.7	78.6
Barclays International
US cards[2]	21,413	2.2	1.1	5.3	2.9	84.4
Barclays Partner Finance	3,857	1.4	0.5	2.7	2.4	81.0
Germany cards	1,912	2.9	1.1	3.7	2.7	79.8

As at 31.12.16
Barclays UK
UK cards[2]	17,833	1.9	0.9	5.5	3.0	83.8
UK personal loans	6,076	2.1	0.9	3.1	4.7	77.2
Barclays International
US cards[2]	23,915	2.6	1.3	4.5	2.4	83.6
Barclays Partner Finance	4,041	1.5	0.6	2.5	2.6	81.5
Germany cards	1,812	2.6	1.0	3.7	2.7	79.0

1	Gross loans and advances include loans and advances to customers and banks. Risk metrics based on exposures to customers.
2	For UK and US cards, outstanding recovery book balances for acquired portfolios recognised at fair value (which have no related impairment allowance) have been excluded from the recovery book impairment coverage ratio. Losses have been recognised where related to additional spend from acquired accounts in the period post acquisition.

UK cards: In 2017, both early and late stage arrears remained broadly stable. Charge-off rates reduced in the first half of 2017 following the non-recurrence of one-off accelerated charge-offs. However, recovery book proportion of outstanding balances was higher due to accelerated charge-off of certain forbearance plans since the beginning of the year.

US cards: Arrears rates improved principally due to a one-off portfolio sale. The higher charge-off rate is a result of accelerating the timeframe in which settlements and bankrupt clients are charged off to align with US industry standards. The increase in impairment coverage ratio for recovery book was due to a model enhancement providing a more accurate representation of future recovery expectations.

Barclays PLC	33

Market Risk

Analysis of management VaR

●

The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in CIB, Non-Core and Head Office and it is calculated with one day holding period

●	Limits are applied against each risk factor VaR as well as total Management VaR, which are then cascaded further by risk managers to each business

Management VaR (95%) by asset class[1]
Half year ended	30.06.17			31.12.16			30.06.16
	Average	High[2]	Low[2]	Average	High[2]	Low[2]	Average	High[2]	Low[2]
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	13	18	10	16	24	13	15	23	9
Interest rate risk	7	15	4	8	13	5	6	10	4
Equity risk	8	14	4	7	11	4	6	10	4
Basis risk	5	6	4	6	9	5	5	6	3
Spread risk	4	6	3	4	5	3	3	5	2
Foreign exchange risk	3	5	2	3	5	2	3	4	2
Commodity risk	2	3	1	2	3	2	2	4	1
Inflation risk	2	4	1	2	3	2	2	3	2
Diversification effect	(24)	-	-	(26)	-	-	(22)	-	-
Total management VaR	20	26	17	22	29	15	20	29	13

1	Including BAGL.
2	The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average total management VaR decreased 9% to £20m. Credit Risk VaR reduced by 19% to £13m primarily driven by reduction in counterparty risk trading as Barclays CDS spread tightened and a decrease in loan commitment hedging.

Barclays PLC and Barclays Bank PLC	34

Treasury and Capital Risk

The Group has a comprehensive Key Risk Control Framework for managing the Group’s liquidity risk. The Liquidity Framework meets the PRA’s standards and is designed to ensure the Group maintains liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the liquidity risk appetite. The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Funding and liquidity

Whilst Barclays has a comprehensive framework for managing the Group’s liquidity risks, liquidity risk is managed separately at Barclays Africa Group Limited (BAGL) due to local currency and funding requirements. All liquidity related disclosures treat BAGL on a fully deconsolidated basis.

Liquidity stress testing

Barclays manages the Group’s liquidity position against the Group’s internally defined Liquidity Risk Appetite (LRA) and regulatory metrics such as CRD IV Liquidity Coverage Ratio (LCR). As at June 2017, the Group held eligible liquid assets well in excess of 100% of net stress outflows for both the 30 day Barclays-specific LRA and the LCR.

Compliance with internal and regulatory stress tests

	Barclays’ LRA (30 day Barclays specific requirement)[1] £bn	CRD IV LCR[2] £bn
Eligible liquidity buffer	201	199
Net stress outflows	(129)	(134)
Surplus	71	65

Liquidity pool as a percentage of anticipated net outflows as at 30 June 2017	155%	149%
Liquidity pool as a percentage of anticipated net outflows as at 31 December 2016	120%	131%

1	Of the three stress scenarios monitored as part of the LRA, the 30 day Barclays specific scenario results in the lowest ratio at 155% (December 2016: 120%). This compares to 177% (December 2016: 134%) under the 90 day market-wide scenario and 190% (December 2016: 144%) under the 30 day combined scenario.

Barclays manages the Group’s liquidity position against the Group’s internally defined Liquidity Risk Appetite (LRA) and regulatory metrics, such as CRD IV Liquidity Coverage Ratio (LCR). As at 30 June 2017, the Group held eligible liquid assets significantly in excess of 100% of net stress outflows for both the 30 day Barclays-specific LRA and the LCR.

LRA buffer duration as of 30 June 2017 was observed at in excess of 90 days (December 2016: in excess of 90 days).

Barclays PLC and Barclays Bank PLC	35

Treasury and Capital Risk

Composition of the Group liquidity pool
	Liquidity pool	Liquidity pool of which interim CRD IV LCR-eligible			Liquidity pool
	30.06.17	Cash	Level 1	Level 2A	31.12.16
	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks[1]	146	141	-	-	103

Government bonds
AAA to AA-	39	-	39	-	34
A+ to A-	-	-	-	-	3
BBB+ to BBB-	1	-	1	-	1
Other LCR Ineligible government bonds	-	-	-	-	1
Total government bonds	40	-	40	-	39

Other
Government Guaranteed Issuers, PSEs and GSEs	8	-	7	1	12
International Organisations and MDBs	5	-	5	-	6
Covered bonds	1	-	1	-	1
Other	1	-	-	-	4
Total other	15	-	13	1	23

Total as at 30 June 2017	201	141	53	1
Total as at 31 December 2016	165	101	55	3

1	Of which over 98% (December 2016: over 98%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

Barclays manages the liquidity pool on a centralised basis. The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. As at 30 June 2017, 94% (December 2016: 91%) of the liquidity pool was located in Barclays Bank PLC and was available to meet liquidity needs across the Barclays Group. The residual liquidity pool is held predominantly within Barclays Capital Inc. The portion of the liquidity pool outside of Barclays Bank PLC is held primarily against entity-specific stressed outflows and regulatory requirements.

Deposit funding

	As at 30.06.17			As at 31.12.16
Funding of loans and advances to customers	Loans and advances to customers	Customer deposits	Loan to deposit ratio	Loan to deposit ratio
	£bn	£bn	%	%
Barclays UK	167	187
Barclays International[1]	94	159
Non-Core[1]	20	-
Total retail and corporate funding[1]	281	346	81%	83%

Barclays International and Head Office[2]	109	91
Total	390	437	89%	93%

1	Excluding the investment banking businesses.
2	Including the investment banking businesses.

Barclays UK and Barclays International (excluding the investment banking balances) are largely funded by customer deposits. The loan to deposit ratio for these businesses was 81% (December 2016: 83%).

The loan to deposit ratio for the Group was 89% (December 2016: 93%).

Barclays PLC and Barclays Bank PLC	36

Treasury and Capital Risk

Wholesale funding

Funding of other assets as at 30 June 2017

Assets	£bn	Liabilities	£bn

Trading portfolio assets	56	Repurchase agreements	121
Reverse repurchase agreements	65

Reverse repurchase agreements	40	Trading portfolio liabilities	40

Derivative financial instruments	260	Derivative financial instruments	261

Liquidity pool[1]	136	Less than 1 year wholesale debt	72
Other assets[2]	95	Greater than 1 year wholesale debt and equity	158

1	The portion of the liquidity pool estimated to be funded by wholesale funds.
2	Predominantly available for sale investments, trading portfolio assets, financial assets designated at fair value and loans and advances to banks.

Repurchase agreements fund reverse repurchase agreements and trading portfolio assets. Trading portfolio liabilities are settled by the remainder of reverse repurchase agreements.

Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid.

Wholesale debt, along with the surplus of customer deposits to loans and advances to customers, is used to fund the liquidity pool. Term wholesale debt and equity largely fund other assets.

Barclays PLC and Barclays Bank PLC	37

Treasury and Capital Risk

Composition of wholesale funding1

As the Group progresses to a Single Point of Entry resolution model, Barclays continues to issue debt capital and term senior unsecured funding from Barclays PLC, the holding company, replacing maturing debt in Barclays Bank PLC.

Maturity profile of wholesale funding

	<1 month £bn	1-3 months £bn	3-6 months £bn	6-12 months £bn	<1 year £bn	1-2 years £bn	2-3 years £bn	3-4 years £bn	4-5 years £bn	>5 years £bn	Total £bn
Barclays PLC
Senior unsecured (public benchmark)	-	-	-	0.8	0.8	0.1	2.3	2.8	4.5	9.9	20.4
Senior unsecured (privately placed)	-	-	-	-	-	0.1	-	0.1	0.1	0.5	0.8
Subordinated liabilities	-	-	-	-	-	-	-	1.1	-	4.2	5.3
Barclays Bank PLC
Deposits from banks	10.6	5.6	1.0	0.8	18.0	0.1	-	0.2	-	-	18.3
Certificates of deposit and commercial paper	0.6	6.4	10.4	8.5	25.9	0.7	0.9	0.5	0.4	0.1	28.5
Asset backed commercial paper	2.7	3.4	1.4	0.2	7.7	-	-	-	-	-	7.7
Senior unsecured (public benchmark)	-	-	-	-	-	1.4	1.9	0.6	0.1	1.1	5.1
Senior unsecured (privately placed)[2]	1.0	1.6	1.7	5.2	9.5	7.8	5.8	2.0	2.3	12.1	39.5
Covered bonds	-	1.5	-	1.0	2.5	-	2.8	1.0	2.4	1.3	10.0
Asset backed securities	-	-	0.6	0.7	1.3	0.6	2.3	-	0.1	1.3	5.6
Subordinated liabilities	-	-	1.2	3.1	4.3	-	-	5.9	1.4	7.0	18.6
Other[3]	1.3	0.5	0.1	0.3	2.2	0.2	0.1	0.2	-	0.5	3.2
Total as at 30 June 2017	16.2	19.0	16.4	20.6	72.2	11.0	16.1	14.4	11.3	38.0	163.0
Of which secured	2.7	4.9	2.0	2.0	11.6	0.6	5.1	1.0	2.5	2.6	23.4
Of which unsecured	13.5	14.1	14.4	18.6	60.6	10.4	11.0	13.4	8.8	35.4	139.6
Total as at 31 December 2016	16.6	17.3	16.4	20.0	70.3	14.3	14.4	8.6	14.1	36.1	157.8
Of which secured	3.7	5.6	3.4	2.3	15.0	1.8	3.2	0.4	1.0	4.4	25.8
Of which unsecured	12.9	11.7	13.0	17.7	55.3	12.5	11.2	8.2	13.1	31.7	132.0

1	The composition of wholesale funds comprises the balance sheet reported Deposits from Banks, Financial liabilities at Fair Value, Debt Securities in Issue and Subordinated Liabilities, excluding cash collateral and settlement balances. It does not include participation in the Bank of England’s Term Funding Scheme.
2	Includes structured notes of £30.1bn, £8.2bn of which matures within one year.
3	Primarily comprised of fair value deposits £2.1bn and secured financing of physical gold £0.3bn.

Outstanding wholesale funding includes £40.3bn (December 2016: £37.6bn) of privately placed senior unsecured notes in issue. These notes are issued through a variety of distribution channels including intermediaries and private banks. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £128.8bn (December 2016: £94.7bn).

Term financing

The Group issued £7.6bn equivalent of capital and term senior unsecured debt from Barclays PLC (HoldCo) of which £4.8bn was in public senior unsecured debt and £2.8bn was in capital instruments. In the same period, £4.7bn of Barclays Bank PLC (OpCo) capital and senior public term instruments either matured or were redeemed, including the $1.375bn 7.1% Series 3 USD preference shares.

In addition, Barclays has £8.6bn of term funding maturing in the remainder of 2017 and £11.2bn in 2018.

The Group expects to continue issuing public wholesale debt in 2017 from Barclays PLC, in order to ensure compliance with new prospective loss absorbency requirements and maintain a stable and diverse funding base by type, currency and distribution channel.

Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of the Group, Barclays also solicits independent credit ratings by Standard & Poor’s (S&P), Moody’s, Fitch and Rating and Investment Information (R&I). These

Barclays PLC and Barclays Bank PLC	38

Treasury and Capital Risk

ratings assess the creditworthiness of the Group, its subsidiaries and branches, and are based on reviews of a broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, asset quality, liquidity, accounting and governance.

Barclays Bank PLC	Standard & Poor’s	Moody’s	Fitch
Long-term	A- (Negative)	A1 (Negative)	A (Stable)
Short-term	A-2	P-1	F1
Standalone rating[1]	bbb+	baa2	a

Barclays PLC	Standard & Poor’s	Moody’s	Fitch
Long-term	BBB (Negative)	Baa2 (Negative)	A (Stable)
Short-term	A-2	P-3	F1

1	Refers to Standard & Poor’s Stand-Alone Credit Profile (SACP), Moody’s Baseline Credit Assessment (BCA) and Fitch’s Viability Rating (VR).

As at 30 June 2017, all solicited ratings with all agencies remained unchanged since 31 December 2016. S&P affirmed Barclays’ ratings in May 2017 as part of their periodic review.

Barclays’ ratings outlooks for Moody’s and S&P remain negative following the outcome of the EU referendum in June 2016, which were part of a wider review which saw the two agencies place several UK banks on negative outlooks whilst affirming the ratings. The ratings continue to carry a stable outlook with Fitch.

Barclays also solicits issuer ratings from R&I for local issuances purposes in Japan and the ratings of A for Barclays Bank PLC and A- for Barclays PLC and were affirmed in July 2017 with stable outlooks.

Barclays PLC and Barclays Bank PLC	39

Treasury and Capital Risk

CRD IV capital

Barclays’ current regulatory requirement is to meet a fully loaded CET1 ratio comprising the required 4.5% Pillar 1 minimum CET1 requirement and, phased in from 2016, a Combined Buffer Requirement. This currently comprises a Capital Conservation Buffer (CCB) and a Global Systemically Important Institution (G-SII) buffer determined by the PRA in line with guidance from the Financial Stability Board (FSB). Both buffers are subject to phased implementation at 25% per annum from 2016 with full effect from 2019. The CCB has been set at 2.5% with 1.25% applicable for 2017. The G-SII buffer for 2017 has been set at 2% with 1% applicable for 2017. On 21 November 2016 the FSB confirmed that the G-SII buffer for 2018 will be 1.5% with 1.1% applicable for 2018.

The Combined Buffer Requirement also includes a Counter-Cyclical Capital Buffer (CCyB) and a Systemic Risk Buffer (SRB). On 27 June 2017 the Financial Policy Committee (FPC) increased the UK CCyB rate from 0% to 0.5% applicable from 27 June 2018. Other national authorities also determine the appropriate CCyBs that should be applied to exposures in their jurisdiction. CCyBs have started to apply for Barclays’ exposures to other jurisdictions; however based on current exposures these are not material. No SRB has been set to date.

In addition, Barclays’ Pillar 2A requirement as per the PRA’s Individual Capital Guidance (ICG) for 2017 based on a point in time assessment is 4.2% of which 56% needs to be met in CET1 form, equating to approximately 2.3% of RWAs. The Pillar 2A requirement is subject to at least annual review.

For regulatory reporting purposes, BAGL is treated on a proportional consolidated basis based on a Barclays’ holding in BAGL of 23.4%.

As at 30 June 2017 Barclays’ CET1 ratio was 13.1% which exceeds the 2017 transitional minimum requirement of 9.1% including the minimum 4.5% CET1 ratio requirement, 2.3% of Pillar 2A, a 1.25% CCB buffer, a 1% G-SII buffer and a 0% CCyB.

Barclays PLC and Barclays Bank PLC	40

Treasury and Capital Risk

Capital ratios	As at 30.06.17	As at 31.03.17	As at 31.12.16
Fully loaded CET1[1,2]	13.1%	12.5%	12.4%
PRA Transitional Tier 1[3,4]	16.6%	15.8%	15.6%
PRA Transitional Total Capital[3,4]	20.7%	19.6%	19.6%

Capital resources	£m	£m	£m
Shareholders’ equity (excluding non-controlling interests) per the balance sheet	63,866	65,536	64,873
Less: other equity instruments (recognised as AT1 capital)	(7,694)	(7,690)	(6,449)
Adjustment to retained earnings for foreseeable dividends	(303)	(519)	(388)

Minority interests (amount allowed in consolidated CET1)	-	1,864	1,825

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(1,494)	(1,618)	(1,571)
Goodwill and intangible assets	(7,756)	(8,142)	(9,054)
Deferred tax assets that rely on future profitability excluding temporary differences	(346)	(421)	(494)
Fair value reserves related to gains or losses on cash flow hedges	(1,576)	(1,956)	(2,104)
Excess of expected losses over impairment	(1,179)	(1,286)	(1,294)
Gains or losses on liabilities at fair value resulting from own credit	58	(28)	86
Defined-benefit pension fund assets	(542)	(753)	(38)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)	(50)
Deferred tax assets arising from temporary differences (amount above 10% threshold)	(115)	(39)	(183)
Other regulatory adjustments	(35)	40	45
Fully loaded CET1 capital	42,834	44,938	45,204

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	7,694	7,690	6,449
Qualifying AT1 capital (including minority interests) issued by subsidiaries	3,843	4,576	5,445
Other regulatory adjustments and deductions	(130)	(131)	(130)
Transitional AT1 capital[5]	11,407	12,135	11,764
PRA Transitional Tier 1 capital	54,241	57,073	56,968

Tier 2 (T2) capital
Capital instruments and related share premium accounts	5,198	3,724	3,769
Qualifying T2 capital (including minority interests) issued by subsidiaries	8,486	10,153	11,366
Other regulatory adjustments and deductions	(252)	(257)	(257)
PRA Transitional total regulatory capital	67,673	70,693	71,846

1	The transitional regulatory adjustments to CET1 capital are no longer applicable resulting in CET1 capital on a fully loaded basis being equal to that on a transitional basis.
2	The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 13.7% based on £44.8bn of transitional CRD IV CET1 capital and £327bn of RWAs. The transitional CET1 ratio according to the FSA October 2012 transitional statement would be 13.7%. This is calculated as CET1 capital as adjusted for the transitional relief (£44.8bn), divided by CRD IV RWAs. The following transitional relief items are added back to CET1 capital: Goodwill and Intangibles (£1.6bn), Deferred tax asset (£0.1bn), Expected losses over impairment (£0.2bn) as well as the deferred tax assets arising from temporary differences (amount above the 10% threshold) (£0.1bn).
3	The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.
4	As at 30 June 2017, Barclays’ fully loaded Tier 1 capital was £50,398m, and the fully loaded Tier 1 ratio was 15.4%. Fully loaded total regulatory capital was £64,709m and the fully loaded total capital ratio was 19.8%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.
5	Of the £11.4bn transitional AT1 capital, fully loaded AT1 capital used for the leverage ratio comprises the £7.7bn capital instruments and related share premium accounts and £0.1bn capital deductions. It excludes legacy Tier 1 capital instruments issued by subsidiaries that are subject to grandfathering.

Barclays PLC and Barclays Bank PLC	41

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 30.06.17 £m	Half year ended 30.06.17 £m
Opening CET1 capital	44,938	45,204

Loss for the period attributable to equity holders	(1,239)	(910)
Own credit relating to derivative liabilities	64	79
Dividends paid and foreseen	(241)	(473)
Decrease in retained regulatory capital generated from earnings	(1,416)	(1,304)

Net impact of share schemes	272	(163)
Available for sale reserves	(7)	58
Currency translation reserves	947	705
Other reserves	(372)	(934)
Increase/(decrease) in other qualifying reserves	840	(334)

Retirement benefit reserve	(416)	(29)
Defined-benefit pension fund asset deduction	211	(504)
Net impact of pensions	(205)	(533)

Minority interests	(1,864)	(1,825)
Additional value adjustments (PVA)	124	77
Goodwill and intangible assets	386	1,298
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	75	148
Excess of expected loss over impairment	107	115
Deferred tax assets arising from temporary differences (amount above 10% threshold)	(76)	68
Other regulatory adjustments	(75)	(80)
Decrease in regulatory capital due to adjustments and deductions	(1,323)	(199)

Closing CET1 capital	42,834	42,834

CET1 capital decreased £2.4bn to £42.8bn (December 2016: £45.2bn) due to the following:

●

A £0.9bn loss for the period attributable to equity holders. £1.4bn profit after tax in respect of continuing operations was more than offset by losses in discontinued operation of £2.3bn. These losses, resulting from the impairment of Barclays’ holding in BAGL allocated to goodwill and the recycling of BAGL currency translation reserve losses to the income statement, had no impact on CET1 capital with offsetting movements in the goodwill and intangible assets deduction and other qualifying reserves

●	A £0.5bn decrease for dividends paid and foreseen

●

A £0.7bn increase in the currency translation reserve largely due to the £1.4bn recycling of losses in BAGL to the income statement which were offset by a £0.6bn decrease due to the appreciation of GBP against USD and JPY

●	A £0.9bn decrease in other qualifying reserves which included a £0.5bn decrease as a result of USD preference share redemptions, and £0.4bn separation payments in relation to the partial BAGL disposal

●

A £0.5bn decrease net of tax as a result of movements relating to pensions. The pension asset capital deduction increased due to the UKRF, which is the Group’s main pension scheme, moving from a small deficit in December 2016 to a £0.7bn surplus largely due to contributions in the period

●	A £1.8bn decrease due to BAGL minority interests which are no longer eligible under proportional consolidation

●	A £1.3bn increase due to the goodwill and a decrease in the intangible assets deduction largely as a result of the impairment of Barclays’ holding in BAGL allocated to goodwill

Barclays PLC and Barclays Bank PLC	42

Treasury and Capital Risk

Risk weighted assets (RWAs) by risk type and business

	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
As at 30.06.17	Std £m	IRB £m	Std £m	IRB £m	Settle- ment Risk £m	CVA £m	Std £m	IMA £m	£m	£m
Barclays UK	3,768	49,979	3	-	-	31	-	-	12,338	66,119
Barclays International	49,382	81,109	15,456	13,962	32	2,205	11,100	11,460	27,538	212,244
Head Office[1]	2,612	7,891	68	535	-	207	146	1,876	12,871	26,206
Barclays Core	55,762	138,979	15,527	14,497	32	2,443	11,246	13,336	52,747	304,569
Barclays Non-Core	2,627	9,102	874	4,072	-	590	294	1,373	3,913	22,845
Barclays Group	58,389	148,081	16,401	18,569	32	3,033	11,540	14,709	56,660	327,414

As at 31.03.17
Barclays UK	4,629	49,330	-	-	1	43	-	-	12,338	66,341
Barclays International	50,609	83,643	15,942	14,007	77	2,251	10,481	9,716	27,538	214,264
Head Office[1]	9,182	25,660	99	1,040	-	851	567	2,716	12,746	52,861
Barclays Core	64,420	158,633	16,041	15,047	78	3,145	11,048	12,432	52,622	333,466
Barclays Non-Core	4,036	9,396	1,034	5,106	-	638	337	2,827	4,038	27,412
Barclays Group	68,456	168,029	17,075	20,153	78	3,783	11,385	15,259	56,660	360,878

As at 31.12.16
Barclays UK	5,592	49,591	47	-	-	-	-	-	12,293	67,523
Barclays International	53,201	82,327	13,515	13,706	30	3,581	9,343	9,460	27,538	212,701
Head Office[1]	9,048	27,122	77	1,157	-	927	482	2,323	12,156	53,292
Barclays Core	67,841	159,040	13,639	14,863	30	4,508	9,825	11,783	51,987	333,516
Barclays Non-Core	4,714	9,945	1,043	6,081	37	2,235	477	2,928	4,673	32,133
Barclays Group	72,555	168,985	14,682	20,944	67	6,743	10,302	14,711	56,660	365,649

Movement analysis of RWAs

	Credit risk £bn	Counterparty credit risk £bn	Market risk £bn	Operational risk £bn	Total RWAs £bn
As at 01.01.17	241.5	42.4	25.0	56.7	365.6
Book size	(2.1)	(2.6)	2.8	-	(1.9)
Acquisitions and disposals	(27.7)	(1.3)	(1.5)	-	(30.5)
Book quality	(1.3)	0.1	0.1	-	(1.1)
Model updates	(1.4)	-	-	-	(1.4)
Methodology and policy	0.1	(0.6)	(0.2)	-	(0.7)
Foreign exchange movements[2]	(2.6)	-	-	-	(2.6)
As at 30.06.17	206.5	38.0	26.2	56.7	327.4

1	Includes Africa Banking RWAs.
2	Foreign exchange movement does not include FX for counterparty risk or market risk.

RWAs decreased £38.2bn to £327.4bn, primarily driven by a £27.9bn reduction as a result of the proportional consolidation of BAGL, as well as portfolio rundowns and disposals in Non-Core.

Barclays PLC and Barclays Bank PLC	43

Treasury and Capital Risk

Leverage ratio and exposures

Barclays is subject to a leverage ratio requirement that is implemented on a phased basis, with a transitional requirement of 3.4% as at 30 June 2017; this comprises of the 3% minimum requirement, a transitional G-SII additional leverage ratio buffer (G-SII ALRB) and a countercyclical leverage ratio buffer (CCLB). Based on both future and proposed requirements the expected end point leverage requirement is 4.0%. Additionally, the CRR fully loaded leverage requirement is currently expected at 3%, although this may be impacted by the Basel Consultation on the Leverage Framework.

Barclays is required to disclose a UK leverage ratio which is based on capital and exposure measures on the last day of the quarter; as well as an average UK leverage ratio based on the last day of each month in the quarter. Both approaches exclude qualifying cash at central banks from the calculation of leverage exposure. There is also a CRR leverage ratio disclosure requirement, which is based on the end point CRR definition of Tier 1 capital and the CRR definition of leverage exposure.

At 30 June 2017, Barclays’ UK leverage ratio was 5.0% (December 2016: 5.0%) and the average UK leverage ratio was 4.8% (December 2016: 4.5%), which exceeds the transitional leverage requirement for Barclays of 3.4%, and expected end point leverage requirement of 4.0%. The CRR leverage ratio was 4.5% (December 2016: 4.6%).

UK leverage ratio	As at 30.06.17 £bn	As at 31.03.17 £bn	As at 31.12.16 £bn
Average UK leverage exposure	1,092	1,130	1,137
Fully loaded Tier 1 capital (quarterly month end average)	52.1	52.3	51.6
Average UK leverage ratio	4.8%	4.6%	4.5%
UK leverage ratio	5.0%	4.8%	5.0%

CRR leverage ratio
Accounting assets
Derivative financial instruments	260	271	347
Cash collateral	58	60	67
Reverse repurchase agreements and other similar secured lending	17	18	13
Financial assets designated at fair value[1]	107	96	79
Loans and advances and other assets	693	759	707
Total IFRS assets	1,135	1,204	1,213

Regulatory consolidation adjustments	10	(4)	(6)

Derivatives adjustments
Derivatives netting	(235)	(244)	(313)
Adjustments to cash collateral	(47)	(51)	(50)
Net written credit protection	12	13	12
Potential Future Exposure (PFE) on derivatives	127	137	136
Total derivatives adjustments	(143)	(145)	(215)

Securities financing transactions (SFTs) adjustments	24	35	29

Regulatory deductions and other adjustments	(13)	(14)	(15)
Weighted off-balance sheet commitments	109	121	119
CRR leverage exposure	1,122	1,197	1,125

Fully loaded CET 1 capital	42.8	44.9	45.2
Fully loaded AT1 capital	7.6	8.0	6.8
Fully loaded Tier 1 capital	50.4	53.0	52.0

CRR leverage ratio	4.5%	4.4%	4.6%

1	Included within financial assets designated at fair value reverse repurchase agreements designated at fair value of £88bn (December 2016: £63bn).

Barclays PLC and Barclays Bank PLC	44

Treasury and Capital Risk

The average UK leverage exposure as at 30 June 2017, which excludes qualifying central bank claims, was £1,092bn (December 2016: £1,137bn), resulting in an average UK leverage ratio of 4.8% (December 2016: 4.5%). The CET1 capital held against the 0.35% transitional G-SII ALRB was £3.5bn. The impact of CCLB is currently nil.

The CRR leverage ratio decreased to 4.5% (December 2016: 4.6%) primarily driven by a £1.6bn decrease in fully loaded Tier 1 capital to £50.4bn (December 2016: £52.0bn):

●

Loans and advances and other assets decreased by £14bn to £693bn. This was driven primarily by a £67bn decrease in assets held for sale mainly due to the disposal of Barclays’ holding in BAGL; £44bn increase in cash and balances at central banks mainly due to an increase in the cash contributions to the Group liquidity pool; £17bn increase in settlement balances; £17bn decrease in lending for Barclays International and a £10bn increase in trading portfolio assets due to client activity

●	Reverse repurchase agreements increased £29bn to £105bn, primarily due to an increase in matched book trading

●

Net derivative leverage exposures, excluding net written credit protection and PFE on derivatives, decreased £15bn to £36bn due to a decrease in cash collateral and a reduction in IFRS derivatives mainly due to decrease in interest rate derivatives, continued rundown of Non-Core assets and decrease in foreign exchange derivatives

●	Regulatory consolidation adjustments increased £16bn to £10bn primarily due to the proportional consolidation of BAGL for regulatory purposes

●	Potential future exposure on derivatives decreased £9bn to £127bn primarily due to portfolio rundown in Non-Core

The difference between the average UK leverage ratio and the CRR leverage ratio was primarily driven by the exemption of qualifying central bank claims partially offset by higher positions for April and May within assets held for sale prior to the BAGL disposal, trading portfolio assets and settlement balances.

Additional Barclays’ regulatory disclosures prepared in accordance with the EBA Guidelines on materiality, proprietary and confidentiality and on disclosure frequency under Articles 432(1), 432(2) and 433 of Regulation (EU) No 575/2013 (EBA/GL/2014/14) and EBA Guidelines on disclosure requirements under Part Eight of Regulation (EU) No 575/2013 will be disclosed on 25th August 2017, available at home.barclays/results.

Barclays PLC and Barclays Bank PLC	45

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)

		Half year ended	Half year ended
		30.06.17	30.06.16
Continuing operations	Notes[1]	£m	£m
Net interest income		5,098	5,218
Net fee and commission income		3,550	3,299
Net trading income		1,667	1,545
Net investment income		528	914
Other income		38	37
Total income		10,881	11,013
Credit impairment charges and other provisions		(1,054)	(931)
Net operating income		9,827	10,082

Staff costs	2	(4,460)	(4,601)
Administration and general expenses	3	(3,272)	(3,096)
Operating expenses		(7,732)	(7,697)

Profit/(loss) on disposal of undertakings and share of results of associates and joint ventures		246	(322)
Profit before tax		2,341	2,063
Tax	5	(778)	(715)
Profit after tax in respect of continuing operations		1,563	1,348
(Loss)/profit after tax in respect of discontinued operation	4	(2,195)	311
(Loss)/profit after tax		(632)	1,659

Attributable to:
Ordinary equity holders of the parent		(1,211)	1,110
Other equity holders[2]		301	208
Total equity holders[2]		(910)	1,318

Profit attributable to non-controlling interests in respect of continuing operations	6	138	186
Profit attributable to non-controlling interests in respect of discontinued operation	6	140	155
(Loss)/profit after tax		(632)	1,659

Earnings per share		p	p
Basic (loss)/earnings per ordinary share[2]	7	(6.6)	6.9
Basic earnings per ordinary share in respect of continuing operations	7	7.1	6.0
Basic (loss)/earnings per ordinary share in respect of discontinued operation	7	(13.7)	0.9
Diluted (loss)/earnings per ordinary share[2]	7	(6.5)	6.8
Diluted earnings per ordinary share in respect of continuing operations	7	7.0	5.9

1	For notes to the Financial Statements see pages 52 to 87.
2	The profit after tax attributable to other equity holders of £301m (H116: £208m) is offset by a tax credit recorded in reserves of £82m (H116: £58m). The net amount of £219m (H116: £150m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average shareholders’ equity.

Barclays PLC and Barclays Bank PLC	46

Condensed Consolidated Financial Statements

Condensed consolidated statement of comprehensive income (unaudited)

		Half year ended 30.06.17	Half year ended 30.06.16
	Notes[1]	£m	£m
(Loss)/profit after tax		(632)	1,659
Profit after tax in respect of continuing operations		1,563	1,348
(Loss)/profit after tax in respect of discontinued operation		(2,195)	311

Other comprehensive (loss)/income that may be recycled to profit or loss from continuing operations:
Currency translation reserve	17	(635)	1,789
Available for sale reserve	17	69	(311)
Cash flow hedge reserve	17	(531)	1,747
Other		15	(2)
Other comprehensive (loss)/income that may be recycled to profit or loss from continuing operations		(1,082)	3,223

Other comprehensive loss not recycled to profit or loss from continuing operations:
Retirement benefit measurements	14	(29)	(759)
Own credit[2]		22	-
Other comprehensive loss not recycled to profit or loss from continuing operations		(7)	(759)

Other comprehensive (loss)/income for the period from continuing operations		(1,089)	2,464

Other comprehensive income for the period from discontinued operation		1,301	985

Total comprehensive (loss)/income for the period:
Total comprehensive income for the period, net of tax from continuing operations		474	3,812
Total comprehensive (loss)/income for the period, net of tax from discontinued operation		(894)	1,296
Total comprehensive (loss)/income for the period		(420)	5,108

Attributable to:
Equity holders of the parent		(666)	4,358
Non-controlling interests		246	750
Total comprehensive (loss)/income for the period		(420)	5,108

1	For notes to the Financial Statements see pages 52 to 87.
2	As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit which was previously recorded in the income statement is now recognised within other comprehensive income. The cumulative unrealised own credit net loss of £175m has therefore been reclassified from retained earnings to a separate own credit reserve, within Other reserves. During H117 a £22m gain on own credit has been booked in the reserve.

Barclays PLC and Barclays Bank PLC	47

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)

		As at	As at
		30.06.17	31.12.16
Assets	Notes[1]	£m	£m
Cash and balances at central banks		146,063	102,353
Items in the course of collection from other banks		1,226	1,467
Trading portfolio assets		90,698	80,240
Financial assets designated at fair value		107,197	78,608
Derivative financial instruments	10	259,851	346,626
Financial investments	9	61,771	63,317
Loans and advances to banks		37,108	43,251
Loans and advances to customers		390,004	392,784
Reverse repurchase agreements and other similar secured lending		17,209	13,454
Current and deferred tax assets	5	4,901	5,430
Prepayments, accrued income and other assets		3,072	2,893
Investments in associates and joint ventures		715	684
Goodwill and intangible assets		7,724	7,726
Property, plant and equipment		2,749	2,825
Retirement benefit assets	14	709	14
Assets included in disposal groups classified as held for sale	4	4,319	71,454
Total assets		1,135,316	1,213,126

Liabilities
Deposits from banks		48,887	48,214
Items in the course of collection due to other banks		778	636
Customer accounts		436,863	423,178
Repurchase agreements and other similar secured borrowing		38,578	19,760
Trading portfolio liabilities		40,470	34,687
Financial liabilities designated at fair value		125,348	96,031
Derivative financial instruments	10	260,765	340,487
Debt securities in issue[2]		76,664	75,932
Subordinated liabilities	12	23,879	23,383
Accruals, deferred income and other liabilities		6,533	8,871
Current and deferred tax liabilities	5	371	766
Provisions	13	3,930	4,134
Retirement benefit liabilities	14	329	390
Liabilities included in disposal groups classified as held for sale	4	5,658	65,292
Total liabilities		1,069,053	1,141,761

Equity
Called up share capital and share premium	15	21,998	21,842
Other reserves	17	6,148	6,051
Retained earnings		28,026	30,531
Shareholders’ equity attributable to ordinary shareholders of parent		56,172	58,424
Other equity instruments	16	7,694	6,449
Total equity excluding non-controlling interests		63,866	64,873
Non-controlling interests	6	2,397	6,492
Total equity		66,263	71,365
Total liabilities and equity		1,135,316	1,213,126

1	For notes to the Financial Statements see pages 52 to 87.
2	Debt securities in issue include covered bonds of £10.0bn (December 2016: £12.4bn).

Barclays PLC and Barclays Bank PLC	48

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)

	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves[1]	Retained earnings	Total	Non- controlling interests[2]	Total equity
Half year ended 30.06.17	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2016	21,842	6,449	6,051	30,531	64,873	6,492	71,365
Effects of changes in accounting policies[3]	-	-	(175)	175	-	-	-
Balance as at 1 January 2017	21,842	6,449	5,876	30,706	64,873	6,492	71,365
Profit after tax	-	301	-	1,124	1,425	138	1,563
Currency translation movements	-	-	(634)	-	(634)	(1)	(635)
Available for sale investments	-	-	69	-	69	-	69
Cash flow hedges	-	-	(531)	-	(531)	-	(531)
Retirement benefit remeasurements	-	-	-	(29)	(29)	-	(29)
Own credit	-	-	22	-	22	-	22
Other	-	-	-	15	15	-	15
Total comprehensive income net of tax from continuing operations	-	301	(1,074)	1,110	337	137	474
Total comprehensive income net of tax from discontinued operation	-	-	1,332	(2,335)	(1,003)	109	(894)
Total comprehensive income for the period	-	301	258	(1,225)	(666)	246	(420)
Issue of new ordinary shares	107	-	-	-	107	-	107
Issue of shares under employee share schemes	49	-	-	284	333	-	333
Issue and exchange of other equity instruments	-	1,245	-	-	1,245	-	1,245
Coupons paid on other equity instruments	-	(301)	-	82	(219)	-	(219)
Redemption of preference shares	-	-	-	(473)	(473)	(657)	(1,130)
Treasury shares	-	-	14	(617)	(603)	-	(603)
Dividends paid	-	-	-	(339)	(339)	(307)	(646)
Net equity impact of partial BAGL disposal	-	-	-	(359)	(359)	(3,443)	(3,802)
Other movements	-	-	-	(33)	(33)	66	33
Balance as at 30 June 2017	21,998	7,694	6,148	28,026	63,866	2,397	66,263

Half year ended 31.12.16
Balance as at 1 July 2016	21,763	5,314	5,695	30,082	62,854	6,566	69,420
Profit after tax	-	249	-	480	729	160	889
Currency translation movements	-	-	1,234	-	1,234	1	1,235
Available for sale investments	-	-	(76)	-	(76)	-	(76)
Cash flow hedges	-	-	(949)	-	(949)	-	(949)
Retirement benefit remeasurements	-	-	-	(221)	(221)	-	(221)
Other	-	-	-	15	15	-	15
Total comprehensive income net of tax from continuing operations	-	249	209	274	732	161	893
Total comprehensive income net of tax from discontinued operation	-	-	116	27	143	672	815
Total comprehensive income for the period	-	249	325	301	875	833	1,708
Issue of new ordinary shares	40	-	-	-	40	-	40
Issue of shares under employee share schemes	39	-	-	442	481	-	481
Issue and exchange of other equity instruments	-	1,132	-	-	1,132	-	1,132
Coupons paid on other equity instruments	-	(249)	-	70	(179)	-	(179)
Redemption of preference shares	-	-	-	(164)	(164)	(620)	(784)
Treasury shares	-	-	31	(31)	-	-	-
Dividends paid	-	-	-	(169)	(169)	(295)	(464)
Net equity impact of partial BAGL disposal	-	-	-	-	-	-	-
Other movements	-	3	-	-	3	8	11
Balance as at 31 December 2016	21,842	6,449	6,051	30,531	64,873	6,492	71,365

1	Details of Called up share capital and share premium, Other equity instruments and Other reserves are shown on pages 72 to 73.
2	Details of Non-controlling interests are shown on page 57.
3	As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit which was previously recorded in the income statement is now recognised within other comprehensive income. The cumulative unrealised own credit net loss of £175m has therefore been reclassified from retained earnings to a separate own credit reserve, within Other reserves. During H117 a £22m gain on own credit has been booked in the reserve.

Barclays PLC and Barclays Bank PLC	49

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves[1]	Retained earnings	Total	Non- controlling interests[2]	Total equity
Half year ended 30.06.16	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2016	21,586	5,305	1,898	31,021	59,810	6,054	65,864
Profit after tax	-	208	-	954	1,162	186	1,348
Currency translation movements	-	-	1,788	-	1,788	1	1,789
Available for sale investments	-	-	(311)	-	(311)	-	(311)
Cash flow hedges	-	-	1,747	-	1,747	-	1,747
Retirement benefit remeasurements	-	-	-	(759)	(759)	-	(759)
Other	-	-	-	(3)	(3)	1	(2)
Total comprehensive income net of tax from continuing operations	-	208	3,224	192	3,624	188	3,812
Total comprehensive income net of tax from discontinued operation	-	-	578	156	734	562	1,296
Total comprehensive income for the period	-	208	3,802	348	4,358	750	5,108
Issue of new ordinary shares	28	-	-	-	28	-	28
Issue of shares under employee share schemes	149	-	-	226	375	-	375
Coupons paid on other equity instruments	-	(208)	-	58	(150)	-	(150)
Redemption of preference shares	-	-	-	(253)	(253)	(550)	(803)
Treasury shares	-	-	(5)	(384)	(389)	-	(389)
Dividends paid		-	-	(588)	(588)	(280)	(868)
Net equity impact of partial BAGL disposal	-	-	-	(349)	(349)	601	252
Other movements	-	9	-	3	12	(9)	3
Balance as at 30 June 2016	21,763	5,314	5,695	30,082	62,854	6,566	69,420

1	Details of Called up share capital and share premium, Other equity instruments and Other reserves are shown on pages 72 to 73.
2	Details of Non-controlling interests are shown on page 57.

Barclays PLC and Barclays Bank PLC	50

Condensed Consolidated Financial Statements

Condensed consolidated cash flow statement (unaudited)

		Half year ended	Half year ended
		30.06.17	30.06.16
	Notes[1]	£m	£m
Continuing operations
Profit before tax		2,341	2,063
Adjustment for non-cash items		1,041	(8,913)
Changes in operating assets and liabilities		32,088	25,129
Corporate income tax paid		(530)	(394)
Net cash from operating activities		34,940	17,885
Net cash from investing activities		2,043	14,376
Net cash from financing activities		287	(1,709)
Effect of exchange rates on cash and cash equivalents		(1,092)	6,897
Net increase in cash and cash equivalents from continuing operations		36,178	37,449
Net cash from discontinued operation	4	101	371
Net increase in cash and cash equivalents		36,279	37,820
Cash and cash equivalents at beginning of the period		144,110	86,556
Cash and cash equivalents at end of the period		180,389	124,376

1	For notes to the Financial Statements see pages 52 to 87.

Barclays PLC and Barclays Bank PLC	51

Financial Statement Notes

1.	Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2017 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and with IAS 34, ‘Interim Financial Reporting’, as published by the IASB and adopted by the European Union. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2016, which have been prepared in accordance with IFRSs as adopted by the European Union.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays 2016 Annual Report, except for the option in IFRS 9 to recognise changes in own credit in other comprehensive income, which Barclays has applied from 1 January 2017 as detailed in Note 17. This will have no effect on net assets, and any changes due to own credit in prior periods have not been restated. Any realised and unrealised amounts recognised in other comprehensive income will not be reclassified to the income statement in future periods.

Future accounting developments

IFRS 9 – Financial instruments

IFRS 9 Financial Instruments which will replace IAS 39 Financial Instruments: Recognition and Measurement is effective for periods beginning on or after 1 January 2018 and was endorsed by the EU in November 2016. IFRS 9, in particular the impairment requirements, will lead to significant changes in the accounting for financial instruments. Barclays will not restate comparatives on initial application of IFRS 9 on 1 January 2018 but will provide detailed transition disclosures in accordance with the amended requirements of IFRS 7.

Barclays has a jointly accountable Risk and Finance IFRS 9 implementation programme with representation from all impacted departments.

In respect of the impairment and classification and measurement implementation programmes for financial assets, work has continued to prepare for adoption on 1 January 2018, with the focus during 2017 on quantifying impact, model validation and finalising processes, governance and controls.

As permitted by IFRS 9, Barclays will continue applying the IAS 39 hedge accounting requirements but will provide the new hedge accounting disclosures required by the amended IFRS 7.

Since the publication of the 2016 Annual Report, the IASB has issued an Exposure Draft potentially impacting financial assets with prepayment features with negative compensation. Such prepayment features are present in some fixed rate corporate and investment bank loans. If such loans are concluded to be measured at fair value through profit or loss, the potential impact on opening equity and profit or loss would depend on their fair values compared to their carrying amounts, and the future changes in fair value. The IASB is currently considering comments received on the proposals.

Barclays will disclose the financial impact estimates when the implementation programme, validation and testing is further advanced, which is expected to be no later than the Barclays Annual Report 2017.

For further information on this and other new standards refer to the Barclays 2016 Annual Report.

Going concern

Having reassessed the principal risks, the directors considered it appropriate to adopt the going concern basis of accounting in preparing the interim financial information.

Barclays PLC and Barclays Bank PLC	52

Financial Statement Notes

2.	Staff costs

	Half year ended	Half year ended
	30.06.17	30.06.16
Compensation costs	£m	£m
Current year bonus charges	558	393
Deferred bonus charge	340	369
Commissions and other incentives[1]	58	35
Performance costs	956	797
Salaries	1,968	2,056
Social security costs	297	303
Post-retirement benefits	253	245
Other compensation costs	189	179
Total compensation costs	3,663	3,580

Other resourcing costs
Outsourcing	579	460
Redundancy and restructuring	23	266
Temporary staff costs	167	250
Other	28	45
Total other resourcing costs	797	1,021

Total staff costs	4,460	4,601

Group compensation as % of income	37	36

1	Amounts previously included in 2016 as commitments are now included in current and deferred bonus charges for consistency with 2017.

Total staff costs decreased 3% to £4,460m, principally reflecting:

●

A decrease in other resourcing costs of 22% to £797m mainly due to a decrease in redundancy and restructuring costs following the non-recurrence of costs relating to strategic initiatives within the CIB in the previous year

●

An increase in Group performance costs of 20% to £956m due to changes in the granting of incentives awards to more closely align to the income statement charge as announced in the Barclays 2016 Results Announcement

No awards have yet been granted in relation to the 2017 bonus pool as decisions regarding incentive awards are not taken by the Remuneration Committee until the performance for the full year can be assessed. The current year bonus charge for the first six months represents an accrual for estimated costs in accordance with accounting requirements.

Barclays PLC and Barclays Bank PLC	53

Financial Statement Notes

3.        Administration and general expenses

	Half year ended	Half year ended
	30.06.17	30.06.16
	£m	£m
Infrastructure costs
Property and equipment	671	562
Depreciation of property, plant and equipment	228	242
Operating lease rentals	198	235
Amortisation of intangible assets	342	301
Impairment of property, equipment and intangible assets	23	82
Total infrastructure costs	1,462	1,422

Other costs
Consultancy, legal and professional fees	535	539
Subscriptions, publications, stationery and communications	284	333
Marketing, advertising and sponsorship	189	207
Travel and accommodation	74	68
Charges for PPI	700	400
Other administration and general expenses	28	127
Total other costs	1,810	1,674

Total administration and general expenses	3,272	3,096

Barclays PLC and Barclays Bank PLC	54

Financial Statement Notes

4.        Held for sale assets and discontinued operation

The Group applies IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

On 1 March 2016, Barclays announced its intention to reduce the Group’s 62.3% interest in BAGL. On 5 May 2016, Barclays sold 12.2% of the Group’s interest in BAGL. On 1 June 2017, Barclays reduced its shareholding by a further 33.7%. As a result, Barclays accounts for a holding of 16.4% with an obligation to contribute to a BEE scheme leaving a residual holding of 14.9%. This resulted in accounting deconsolidation of BAGL from the Group as of 1 June 2017, with the holding recognised as an available for sale investment valued at £1,146m in Barclays’ financial statements.

Prior to the sale of shares on 1 June 2017, impairment of £1,090m was recognised under IFRS 5 against the net assets of BAGL. Impairment under IFRS 5 is calculated as the difference between fair value less disposal costs and the carrying value of the disposal group. The fair value is determined by reference to the quoted market price for BAGL and the opening foreign exchange rate for ZAR/GBP as at 1 June 2017. Payments of £0.7bn have been made following execution of separation agreements and the completion of the sale. As at 30 June 2017, a liability for the obligation to the BEE scheme of £105m is reflected on the balance sheet.

The remaining balance in held for sale predominantly relates to the disposal of the French retail and Zimbabwean businesses which are intended for disposal early in the second half of 2017.

Assets included in disposal groups classified as held for sale	As at 30.06.17	As at 31.12.16
	£m	£m
Cash and balances at central banks	204	2,930
Items in the course of collection from other banks	17	570
Trading portfolio assets	-	3,084
Financial assets designated at fair value	1,365	6,984
Derivative financial instruments	-	1,992
Financial investments	1,915	7,737
Loans and advances to banks	172	1,666
Loans and advances to customers	1,020	43,504
Current and deferred tax assets	2	149
Prepayments, accrued income and other assets	8	696
Investments in associates and joint ventures	11	87
Goodwill and intangible assets	3	1,567
Property, plant and equipment	41	954
Retirement benefit assets	-	33
Total	4,758	71,953
Balance of impairment unallocated under IFRS 5	(439)	(499)
Total assets classified as held for sale	4,319	71,454

Liabilities included in disposal groups classified as held for sale
Deposits from banks	18	2,149
Items in the course of collection due to other banks	24	373
Customer accounts	2,477	42,431
Repurchase agreements and other similar secured borrowing	-	597
Trading portfolio liabilities	-	388
Financial liabilities designated at fair value	3,013	7,325
Derivative financial instruments	-	1,611
Debt securities in issue	-	7,997
Subordinated liabilities	-	934
Accruals, deferred income and other liabilities	79	1,180
Current and deferred tax liabilities	-	162
Provisions	14	103
Retirement benefit liabilities	33	42
Total liabilities classified as held for sale	5,658	65,292

Net (liabilities)/assets classified as held for sale	(1,339)	6,162
Expected contribution to BAGL	-	866
Disposal group post contribution	(1,339)	7,028

Barclays PLC and Barclays Bank PLC	55

Financial Statement Notes

Prior to the sale of shares on 1 June 2017, BAGL met the requirements for presentation as a discontinued operation. As such, the results, which have been presented as the profit after tax and non-controlling interest in respect of the discontinued operation on the face of the Group income statement, are analysed in the income statement below. The income statement, statement of other comprehensive income and cash flow statement below represent five months of results as a discontinued operation to 31 May 2017, compared to the half year ended 30 June 2016.

	Half year ended	Half year ended
	30.06.17	30.06.16
Barclays Africa disposal group income statement	£m	£m
Net interest income	1,024	982
Net fee and commission income	522	479
Net trading income	149	130
Net investment income	30	21
Net premiums from insurance contracts	161	164
Other income	(16)	8
Total income	1,870	1,784
Net claims and benefits incurred on insurance contracts	(84)	(87)
Total income net of insurance claims	1,786	1,697
Credit impairment charges and other provisions	(177)	(244)
Net operating income	1,609	1,453

Staff costs	(586)	(522)
Administration and general expenses[1]	(1,634)	(498)
Operating expenses	(2,220)	(1,020)

Share of post-tax results of associates and joint ventures	5	2
(Loss)/profit before tax	(606)	435
Tax	(154)	(124)
(Loss)/profit after tax	(760)	311

Attributable to:
Equity holders of the parent	(900)	156
Non-controlling interests	140	155
(Loss)/profit after tax[2]	(760)	311

1	Includes impairment of £1,090m (H116: £nil).
2	Total loss in respect of the discontinued operation was £2,195m which includes £60m loss on sale and £1,375m loss on recycling of other comprehensive loss on reserves.

	Half year ended	Half year ended
	30.06.17	30.06.16
Statement of other comprehensive income from discontinued operation	£m	£m
Available for sale assets	(3)	1
Currency translation reserves	(38)	534
Cash flow hedge reserves	19	43
Other comprehensive (loss)/income, net of tax from discontinued operation	(22)	578

	Half year ended	Half year ended
	30.06.17	30.06.16
Cash flows from discontinued operation	£m	£m
Net cash flows from operating activities	540	(507)
Net cash flows from investing activities	(245)	459
Net cash flows from financing activities	(165)	(108)
Effect of exchange rates on cash and cash equivalents	(29)	527
Net increase in cash and cash equivalents	101	371

Barclays PLC and Barclays Bank PLC	56

Financial Statement Notes

5.        Tax

	Assets		Liabilities
Current and deferred tax assets and liabilities	As at 30.06.17 £m	As at 31.12.16 £m	As at 30.06.17 £m	As at 31.12.16 £m
Current tax	411	561	(324)	(737)
Deferred tax	4,490	4,869	(47)	(29)
Total	4,901	5,430	(371)	(766)

The deferred tax asset of £4,490m (December 2016: £4,869m) includes £3,658m (December 2016: £3,973m) related to amounts in the US, with the majority of the remaining £832m (December 2016: £896m) related to amounts in the UK. Of the total deferred tax asset, £362m (December 2016: £503m) related to tax losses and £4,128m (December 2016: £4,366m) related to temporary differences.

The tax charge for H117 was £778m (H116: £715m), representing an effective tax rate of 33.2% (H116: 34.7%). The effective tax rate is higher than the UK statutory tax rate of 19.25% (2016: 20%) primarily due to profits outside the UK taxed at higher local statutory tax rates, charges for PPI being non-deductible for tax purposes, the tax surcharge of 8% that applies to banks’ UK profits, non-deductible expenses and non-creditable taxes. These factors, which have each increased the effective tax rate, are partially offset by the impact of non-taxable gains and income.

6.        Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Half year ended 30.06.17 £m	Half year ended 30.06.16 £m	As at 30.06.17 £m	As at 31.12.16 £m
Barclays Bank PLC Issued:
- Preference shares	134	182	2,041	2,698
- Upper Tier 2 instruments	2	2	272	272
Barclays Africa Group Limited	140	155	-	3,507
Other non-controlling interests	2	2	84	15
Total	278	341	2,397	6,492

Equity attributable to non-controlling interests decreased by £4,095m to £2,397m as at 30 June 2017 driven by Barclays’ sale of 33.7% of BAGL’s issued share capital, which resulted in accounting deconsolidation of BAGL from the Group, and by the redemption of $1.375bn Barclays Bank PLC 7.1% Series 3 non-cumulative callable preference shares on 15 March 2017.

Barclays PLC and Barclays Bank PLC	57

Financial Statement Notes

7.        Earnings per share

	Half year ended	Half year ended
	30.06.17 £m	30.06.16 £m
(Loss)/profit attributable to ordinary equity holders of the parent from continuing and discontinued operations	(1,211)	1,110
Tax credit on profit after tax attributable to other equity holders	82	58
Total (loss)/profit attributable to ordinary equity holders of the parent from continuing and discontinued operations	(1,129)	1,168

Continuing operations
Profit attributable to ordinary equity holders of the parent from continuing operations	1,124	954
Tax credit on profit after tax attributable to other equity holders	82	58
Profit attributable to equity holders of the parent from continuing operations	1,206	1,012

Discontinued operation
(Loss)/profit attributable to ordinary equity holders of the parent from discontinued operation	(2,335)	156
Dilutive impact of convertible options from discontinued operation	-	(2)
(Loss)/profit attributable to equity holders of the parent from discontinued operation including dilutive impact on convertible options	(2,335)	154

(Loss)/profit attributable to equity holders of the parent from continuing and discontinued operations including dilutive impact on convertible options	(1,129)	1,166

	Half year ended	Half year ended
	30.06.17 m	30.06.16 m
Basic weighted average number of shares in issue	16,989	16,859
Number of potential ordinary shares	304	182
Diluted weighted average number of shares	17,293	17,041
	p	p
Basic (loss)/earnings per ordinary share[1]	(6.6)	6.9
Basic earnings per ordinary share in respect of continuing operations	7.1	6.0
Basic (loss)/earnings per ordinary share in respect of discontinued operation	(13.7)	0.9
Diluted (loss)/earnings per ordinary share	(6.5)	6.8
Diluted earnings per ordinary share in respect of continuing operations	7.0	5.9
Diluted (loss)/earnings per ordinary share in respect of discontinued operation	(13.5)	0.9

1	The profit after tax attributable to other equity holders of £301m (H116: £208m) is offset by a tax credit recorded in reserves of £82m (H116: £58m). The net amount of £219m (H116: £150m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share.

Barclays PLC and Barclays Bank PLC	58

Financial Statement Notes

8.         Dividends on ordinary shares

It is Barclays’ policy to declare and pay dividends on a semi-annual basis. An interim dividend for 2017 of 1.0p (H116: 1.0p) per ordinary share will be paid on 18 September 2017 to shareholders on the Share Register on 11 August 2017.

	Half year ended 30.06.17		Half year ended 30.06.16
Dividends paid during the period	Per share p	Total £m	Per share p	Total £m
Final dividend paid during period	2.0	339	3.5	588

For qualifying US and Canadian resident ADR holders, the interim dividend of 1.0p per ordinary share becomes 4.0p per ADS (representing four shares). The ADR depositary will post the interim dividend on 18 September 2017 to ADR holders on the record at close of business on 11 August 2017.

9.         Financial investments

	As at	As at
	30.06.17 £m	31.12.16 £m
Available for sale debt securities and other eligible bills	55,082	57,703
Available for sale equity securities	1,547	438
Held to maturity debt securities	5,142	5,176
Financial investments	61,771	63,317

Barclays PLC and Barclays Bank PLC	59

Financial Statement Notes

10.	Derivative financial instruments

	Contract Notional Amount	Fair Value
		Assets	Liabilities
As at 30.06.17	£m	£m	£m
Foreign exchange derivatives	4,619,552	61,638	(61,512)
Interest rate derivatives	32,817,795	167,317	(159,504)
Credit derivatives	889,924	15,338	(14,452)
Equity and stock index and commodity derivatives	883,443	15,125	(24,280)
Derivative assets/(liabilities) held for trading	39,210,714	259,418	(259,748)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	172,316	195	(35)
Derivatives designated as fair value hedges	111,170	198	(963)
Derivatives designated as hedges of net investments	3,227	40	(19)
Derivative assets/(liabilities) designated in hedge accounting relationships	286,713	433	(1,017)

Total recognised derivative assets/(liabilities)	39,497,427	259,851	(260,765)

As at 31.12.16
Foreign exchange derivatives	4,229,796	79,260	(78,248)
Interest rate derivatives	30,011,026	228,133	(219,298)
Credit derivatives	947,800	16,273	(15,085)
Equity and stock index and commodity derivatives	997,198	21,958	(27,015)
Derivative assets/(liabilities) held for trading	36,185,820	345,624	(339,646)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	188,863	669	(33)
Derivatives designated as fair value hedges	141,575	301	(744)
Derivatives designated as hedges of net investments	6,086	32	(64)
Derivative assets/(liabilities) designated in hedge accounting relationships	336,524	1,002	(841)

Total recognised derivative assets/(liabilities)	36,522,344	346,626	(340,487)

Derivative assets decreased by £87bn to £260bn primarily due to interest rate derivatives reflecting the adoption of a CME rulebook change to daily settlement, continued rundown of the Non-Core derivative back book and an increase in major interest rate forward curves and foreign exchange derivatives due to depreciation of USD against GBP as at the reporting date.

The IFRS netting posted against derivative assets was £13bn including £1bn of cash collateral netted (December 2016: £12bn including £1bn cash collateral netted) and £12bn for liabilities (December 2016: £11bn) with no cash collateral netted. Derivative asset exposures would be £238bn (December 2016: £315bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral of £34bn (December 2016: £42bn). Similarly, derivative liabilities would be £238bn (December 2016: £317bn) lower reflecting counterparty netting and cash collateral placed of £34bn (December 2016: £44bn). In addition, non cash collateral of £6bn (December 2016: £8bn) was held in respect of derivative assets and £2bn (December 2016: £4bn) was placed in respect of derivative liabilities. Collateral amounts are limited to net on balance sheet exposure so as to not include over-collateralisation.

Of the £34bn cash collateral held, £22bn (December 2016: £27bn) was included in deposits from banks and £12bn (December 2016: £15bn), was included in customer accounts. Of the £34bn cash collateral placed, £15bn (December 2016: £18bn) was included in loans and advances to banks and £19bn (December 2016: £26bn) was included in loans and advances to customers.

Barclays PLC and Barclays Bank PLC	60

Financial Statement Notes

11.	Fair value of financial instruments

This section should be read in conjunction with Note 18 Fair value of financial instruments of the 2016 Annual Report, which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.17	£m	£m	£m	£m
Trading portfolio assets	45,457	42,996	2,245	90,698
Financial assets designated at fair value	5,641	92,495	9,061	107,197
Derivative financial assets	3,850	248,129	7,872	259,851
Available for sale investments	25,324	30,957	348	56,629
Investment property	-	-	141	141
Assets included in disposal groups classified as held for sale[1]	-	-	4,319	4,319
Total assets	80,272	414,577	23,986	518,835

Trading portfolio liabilities	(25,352)	(15,108)	(10)	(40,470)
Financial liabilities designated at fair value	(67)	(124,598)	(683)	(125,348)
Derivative financial liabilities	(3,270)	(250,621)	(6,874)	(260,765)
Liabilities included in disposal groups classified as held for sale[1]	-	-	(5,658)	(5,658)
Total liabilities	(28,689)	(390,327)	(13,225)	(432,241)

As at 31.12.16
Trading portfolio assets	41,550	36,625	2,065	80,240
Financial assets designated at fair value	4,031	64,630	9,947	78,608
Derivative financial assets	5,261	332,819	8,546	346,626
Available for sale investments	21,218	36,551	372	58,141
Investment property	-	-	81	81
Assets included in disposal groups classified as held for sale[1]	6,754	8,511	6,009	21,274
Total assets	78,814	479,136	27,020	584,970

Trading portfolio liabilities	(20,205)	(14,475)	(7)	(34,687)
Financial liabilities designated at fair value	(70)	(95,121)	(840)	(96,031)
Derivative financial liabilities	(5,051)	(328,265)	(7,171)	(340,487)
Liabilities included in disposal groups classified as held for sale[1]	(397)	(5,224)	(6,201)	(11,822)
Total liabilities	(25,723)	(443,085)	(14,219)	(483,027)

1	Disposal groups held for sale and measured at fair value less cost to sell are included in the fair value table. For disposal groups measured at carrying amount, the underlying financial assets and liabilities measured at fair value are included in the fair value disclosures on pages 61-68 and items measured at amortised costs are included on page 69.

Barclays PLC and Barclays Bank PLC	61

Financial Statement Notes

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type:

	Assets Valuation technique using			Liabilities Valuation technique using
	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m
As at 30.06.17
Interest rate derivatives	-	162,322	5,389	-	(156,153)	(4,349)
Foreign exchange derivatives	-	61,556	122	-	(61,424)	(107)
Credit derivatives	-	14,041	1,297	-	(14,175)	(277)
Equity derivatives	3,133	7,859	1,059	(2,568)	(16,179)	(2,141)
Commodity derivatives	717	2,351	5	(702)	(2,690)	-
Government and government sponsored debt	35,575	50,426	40	(13,822)	(10,411)	-
Corporate debt	-	10,759	963	(14)	(1,169)	(10)
Certificates of deposit, commercial paper and other money market instruments	-	1,517	-	-	(6,439)	(257)
Reverse repurchase and repurchase agreements	-	88,273	-	-	(82,581)	-
Non-asset backed loans	-	6,116	7,392	-	-	-
Asset backed securities	-	2,098	486	-	(348)	-
Commercial real estate loans	-	-	1,127	-	-	-
Issued debt	-	-	-	-	(37,764)	(227)
Equity cash products	40,770	6,266	130	(11,516)	(681)	-
Funds and fund linked products	-	615	202	-	(113)	(9)
Private equity investments	10	-	796	-	(17)	(15)
Assets and liabilities held for sale	-	-	4,319	-	-	(5,658)
Other[1]	67	378	659	(67)	(183)	(175)
Total	80,272	414,577	23,986	(28,689)	(390,327)	(13,225)

As at 31.12.16
Interest rate derivatives	-	222,892	5,759	-	(215,213)	(4,860)
Foreign exchange derivatives	-	79,612	132	-	(78,263)	(51)
Credit derivatives	-	14,662	1,611	-	(14,844)	(241)
Equity derivatives	4,210	11,842	1,037	(4,058)	(15,808)	(2,007)
Commodity derivatives	1,052	3,809	8	(991)	(4,138)	(13)
Government and government sponsored debt	31,203	49,834	3	(12,761)	(11,454)	-
Corporate debt	46	11,921	969	(27)	(1,907)	(5)
Certificates of deposit, commercial paper and other money market instruments	-	994	-	-	(6,936)	(319)
Reverse repurchase and repurchase agreements	-	63,162	-	-	(55,710)	-
Non-asset backed loans	-	2,888	8,767	-	-	-
Asset backed securities	-	1,956	515	-	(256)	-
Commercial real estate loans	-	-	442	-	-	-
Issued debt	-	-	-	-	(31,973)	(298)
Equity cash products	35,399	6,478	150	(7,416)	(934)	(2)
Funds and fund linked products	53	137	273	-	(170)	(37)
Private equity investments	23	110	856	-	(18)	(12)
Assets and liabilities held for sale	6,754	8,511	6,009	(397)	(5,224)	(6,201)
Other[1]	74	328	489	(73)	(237)	(173)

Total	78,814	479,136	27,020	(25,723)	(443,085)	(14,219)

1	Other includes asset backed loans, investment properties and physical commodities.

Barclays PLC and Barclays Bank PLC	62

Financial Statement Notes

Assets and liabilities reclassified between Level 1 and Level 2

There were no material transfers between Level 1 and 2 (December 2016: £2,340m government bonds assets transferred from Level 2 to Level 1).

Level 3 movement analysis

The following table summarises the movements in the Level 3 balance during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the year.

Assets and liabilities included in disposal groups classified as held for sale are not included as these are measured at fair value on a non-recurring basis.

Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

During the period, £1.7bn of non-asset backed loans were derecognised due to a substantial modification of terms on a subset of the ESHLA loans. The new restructured loans are measured on an amortised cost basis.

Barclays PLC and Barclays Bank PLC	63

Financial Statement Notes

Level 3 movement analysis						Total gains and losses in the period recognised in the income statement		Total gains or losses	Transfers
	As at 01.01.17 £m	Purchases £m	Sales £m	Issues £m	Settlements £m	Trading income £m	Other income £m	recognised in OCI £m	In £m	Out £m	As at 30.06.17 £m

Government and government sponsored debt	3	37	-	-	-	-	-	-	-	-	40
Corporate debt	969	56	(71)	-	(2)	14	-	-	27	(30)	963
Non-asset backed loans	151	369	(87)	-	(21)	(2)	-	-	-	(7)	403
Asset backed securities	515	46	(69)	-	(9)	3	-	-	-	-	486
Funds and fund linked products	273	-	(28)	-	(24)	(8)	-	-	11	(22)	202
Equity cash products	77	32	(7)	-	-	(13)	-	-	2	-	91
Other	77	2	(12)	-	-	1	-	-	-	(8)	60
Trading portfolio assets	2,065	542	(274)	-	(56)	(5)	-	-	40	(67)	2,245

Non-asset backed loans	8,616	-	-	-	(1,706)	79	-	-	-	-	6,989
Commercial real estate loans	442	1,905	(1,215)	-	(29)	34	(10)	-	-	-	1,127
Private equity investments	562	31	(106)	-	-	(3)	36	-	28	(58)	490
Other	327	108	(50)	-	(30)	(10)	110	-	-	-	455
Financial assets designated at fair value	9,947	2,044	(1,371)	-	(1,765)	100	136	-	28	(58)	9,061

Private equity investments	294	-	(45)	-	-	-	(2)	23	34	-	304

Equity cash products	73	-	-	-	-	-	2	1	6	(42)	40
Other	5	-	(1)	-	(1)	-	-	1	-	-	4
Available for sale investments	372	-	(46)	-	(1)	-	-	25	40	(42)	348

Investment property	81	62	-	-	-	-	(2)	-	-	-	141

Corporate debt	(7)	-	(4)	-	1	-	-	-	-	-	(10)

Trading portfolio liabilities	(7)	-	(4)	-	1	-	-	-	-	-	(10)

Certificates of deposit, commercial paper and other money market instruments	(319)	-	-	-	-	-	1	-	(31)	92	(257)
Issued debt	(298)	-	-	-	71	-	-	-	-	-	(227)
Other	(223)	-	-	-	27	-	(3)	-	-	-	(199)
Financial liabilities designated at fair value	(840)	-	-	-	98	-	(2)	-	(31)	92	(683)

Interest rate derivatives	899	27	12	-	15	(130)	-	-	419	(202)	1,040
Foreign exchange derivatives	81	-	-	-	(16)	2	5	-	(3)	(54)	15
Credit derivatives	1,370	-	3	-	(19)	(263)	-	-	(71)	-	1,020
Equity derivatives	(970)	67	(222)	-	11	78	-	-	(45)	(1)	(1,082)
Commodity derivatives	(5)	-	-	-	-	3	-	-	-	7	5
Net derivative financial Instruments[1]	1,375	94	(207)	-	(9)	(310)	5	-	300	(250)	998
Assets and liabilities held for sale	574	-	(574)	-	-	-	-	-	-	-	-
Total	13,567	2,742	(2,476)	-	(1,732)	(215)	137	25	377	(325)	12,100

Net liabilities held for sale measured at fair value on non-recurring basis											(1,339)
Total											10,761

1	The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £7,872m (H116: £6,771m) and derivative financial liabilities are £6,874m (H116: £6,306m).

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Financial Statement Notes

Level 3 movement analysis			Sales £m	Issues £m	Settlements £m	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI £m	Transfers		As at 30.06.16 £m
	As at 01.01.16 £m	Purchases £m				Trading income £m	Other income £m		In £m	Out £m

Government and government sponsored debt	320	-	(34)	-	-	(1)	-	-	-	-	285
Corporate debt	2,843	66	(20)	-	(65)	367	-	-	18	(11)	3,198
Non-asset backed loans	507	116	(275)	-	-	(29)	-	-	18	(3)	334
Asset backed securities	743	56	(230)	-	(12)	71	-	-	43	-	671
Funds and fund linked products	340	-	(47)	-	(286)	296	-	-	-	(13)	290
Equity cash products	121	3	(2)	-	-	(1)	-	-	1	(32)	90
Other	34	4	(20)	-	(68)	11	-	-	-	(7)	(46)
Trading portfolio assets	4,908	245	(628)	-	(431)	714	-	-	80	(66)	4,822
Non-asset backed loans	15,963	-	(4)	-	(8,111)	1,695	-	-	82	-	9,625

Commercial real estate loans	543	785	(773)	-	(10)	45	-	-	-	-	590
Private equity investments	457	21	(49)	-	(1)	5	85	-	4	-	522
Equity cash products	26	-	(26)	-	-	-	-	-	-	-	-
Other	308	24	(178)	-	(22)	2	110	-	70	(38)	276
Financial assets designated at fair value	17,297	830	(1,030)	-	(8,144)	1,747	195	-	156	(38)	11,013
Private equity investments	877	11	(514)	-	(9)	-	3	37	4	(5)	404
Equity cash products	24	-	(14)	-	-	-	3	3	-	(1)	15
Other	20	7	-	-	(14)	-	-	1	26	(1)	39

Available for sale investments	921	18	(528)	-	(23)	-	6	41	30	(7)	458
Investment property	82	-	-	-	-	-	4	-	-	-	86

Trading portfolio liabilities	-	-	-	-	-	-	-	-	-	-	-
Certificates of deposit, commercial paper and other money market instruments	(272)	-	-	(128)	114	-	(19)	-	(29)	62	(272)
Issued debt	(538)	-	-	(27)	203	8	-	-	-	-	(354)
Other	(244)	-	-	(110)	113	(26)	(2)	-	(61)	38	(292)
Financial liabilities designated at fair value	(1,054)	-	-	(265)	430	(18)	(21)	-	(90)	100	(918)

Interest rate derivatives	418	(36)	(22)	-	(179)	(77)	-	-	(187)	(26)	(109)
Foreign exchange derivatives	(104)	-	-	-	(41)	11	-	-	20	75	(39)
Credit derivatives	1,685	10	(4)	-	(12)	264	-	-	(3)	-	1,940
Equity derivatives	(857)	61	-	(82)	53	(131)	-	-	(50)	26	(980)
Commodity derivatives	(506)	5	-	-	48	61	-	-	25	20	(347)

Net derivative financial instruments[1]	636	40	(26)	(82)	(131)	128	-	-	(195)	95	465
Assets and liabilities held for sale	424	12	-	248	(52)	-	(1)	-	-	-	631

Total	23,214	1,145	(2,212)	(99)	(8,351)	2,571	183	41	(19)	84	16,557

Net liabilities held for sale measured at fair value on non-recurring basis											(1,732)
Total											14,825

1	The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £7,872m (H116: £6,771m) and derivative financial liabilities are £6,874m (H116: £6,306m).

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Financial Statement Notes

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at the period end.

	Half year ended 30.06.17				Half year ended 30.06.16
	Income statement				Income statement
	Trading income £m	Other income £m	Other comprehensive income £m	Total £m	Trading income £m	Other income £m	Other comprehensive income £m	Total £m
Trading portfolio assets	(25)	-	-	(25)	400	-	-	400
Financial assets designated at fair value	73	102	-	175	764	166	-	930
Available for sale investments	-	-	25	25	-	33	41	74
Investment property	-	-	-	-	-	3	-	3
Financial liabilities designated at fair value	45	(2)	-	43	(24)	(17)	-	(41)
Net derivative financial instruments	(305)	-	-	(305)	110	-	-	110
Assets and Liabilities held for sale	-	-	-	-	-	-	-	-
Total	(212)	100	25	(87)	1,250	185	41	1,476

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Current year valuation and sensitivity methodologies are consistent with those described within Note 18 Fair value of financial instruments in the 2016 Annual Report.

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Financial Statement Notes

Sensitivity analysis of valuations using unobservable inputs

	Fair value		Favourable changes		Unfavourable changes
	Total assets	Total liabilities	Income statement	Equity	Income statement	Equity
As at 30.06.17	£m	£m	£m	£m	£m	£m

Interest rate derivatives	5,389	(4,349)	127	-	(152)	-
Foreign exchange derivatives	122	(107)	9	-	(9)	-
Credit derivatives	1,297	(277)	128	-	(117)	-
Equity derivatives	1,059	(2,141)	160	-	(160)	-
Commodity derivatives	5	-	5	-	(3)	-
Government and government sponsored debt	40	-	-	-	-	-
Corporate debt	963	(10)	4	-	(4)	-
Certificates of deposit, commercial paper and other money market instruments	-	(257)	-	-	-	-
Non-asset backed loans	7,392	-	254	-	(570)	-
Asset backed securities	486	-	1	-	(1)	-
Commercial real estate loans	1,127	-	1	-	(1)	-
Issued debt	-	(227)	-	-	-	-
Equity cash products	130	-	11	23	(10)	(23)
Funds and fund linked products	202	(9)	5	-	(5)	-
Private equity investments	796	(15)	90	20	(90)	(20)
Assets and liabilities held for sale	4,319	(5,658)	-	-	-	-
Other[1]	659	(175)	1	-	-	-
Total	23,986	(13,225)	796	43	(1,122)	(43)

As at 31.12.16
Interest rate derivatives	5,759	(4,860)	209	-	(249)	-
Foreign exchange derivatives	132	(51)	15	-	(15)	-
Credit derivatives	1,611	(241)	127	-	(133)	-
Equity derivatives	1,037	(2,007)	163	-	(164)	-
Commodity derivatives	8	(13)	5	-	(5)	-
Government and government sponsored debt	3	-	-	-	-	-
Corporate debt	969	(5)	7	-	(2)	-
Certificates of deposit, commercial paper and other money market instruments	-	(319)	-	-	(1)	-
Non-asset backed loans	8,767	-	462	-	(597)	-
Asset backed securities	515	-	1	-	(1)	-
Commercial real estate loans	442	-	2	-	(2)	-
Issued debt	-	(298)	-	-	-	-
Equity cash products	150	(2)	12	26	(11)	(26)
Funds and fund linked products	273	(37)	6	-	(6)	-
Private equity investments	856	(12)	104	18	(104)	(21)
Assets and liabilities held for sale	699	(125)	3	-	(3)	-
Other[1]	489	(173)	147	-	(105)	-
Total	21,710	(8,143)	1,263	44	(1,398)	(47)

1	Other includes asset backed loans and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives alongside considering the impact of using alternative models, would be to increase fair values by up to £0.8bn (December 2016: £1.3bn) or to decrease fair values by up to £1.2bn (December 2016: £1.4bn) with substantially all the potential effect impacting profit and loss rather than reserves.

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Financial Statement Notes

Significant unobservable inputs

The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 18 Fair value of financial instruments in the 2016 Annual Report. The description of the significant unobservable inputs and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs is also found in Note 18 Fair value of financial instruments of the 2016 Annual Report. Assets and liabilities included in disposal groups classified as held for sale are not included as these are measured at fair value on a non-recurring basis.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	As at	As at
	30.06.17	31.12.16
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(409)	(475)
Uncollateralised derivative funding	(47)	(82)
Derivative credit valuation adjustments	(121)	(237)
Derivative debit valuation adjustments	131	242

●	Exit price adjustments decreased £66m to £409m primarily due to tightening in the market bid offer spreads

●	Uncollateralised derivative funding decreased £35m to £47m as a result of tightening in funding spreads and unwinds of derivative exposures

●	Credit Valuation Adjustments (CVA) decreased £116m to £121m as a result of tightening in credit spreads and unwinds of derivative exposures

●	Debit Valuation Adjustments (DVA) decreased £111m to £131m as a result of tightening in credit spreads

Portfolio exemption

The Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £120m (2016: £179m). There are additions of £14m (2016: £29m) and £73m (2016: £37m) of amortisation and releases.

Third party credit enhancements

Structured and brokered certificates of deposit issued by Barclays Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IAS 39 fair value option includes this third party credit enhancement. The on balance sheet value of these brokered certificates of deposit amounted to £3,203m (December 2016: £3,905m).

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Financial Statement Notes

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with the 2016 Annual Report disclosure.

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet:

	As at 30.06.17		As at 31.12.16
Financial assets	Carrying amount £m	Fair Value £m	Carrying amount £m	Fair Value £m
Held to maturity	5,142	5,228	5,176	5,347
Loans and advances to banks	37,108	37,101	43,251	43,228
Loans and advances to customers:
-Home loans	144,706	142,212	144,765	141,155
-Credit cards, unsecured and other retail lending	55,423	55,347	57,808	57,699
-Finance lease receivables	1,554	1,554	1,602	1,598
-Corporate loans	188,321	187,261	188,609	186,715
Reverse repurchase agreements and other similar secured lending	17,209	17,209	13,454	13,454
Assets included in disposal groups classified as held for sale[1]	-	-	43,593	44,838

Financial liabilities
Deposits from banks	(48,887)	(48,887)	(48,214)	(48,212)
Customer accounts:
-Current and demand accounts	(140,614)	(140,614)	(138,204)	(138,197)
-Savings accounts	(133,219)	(133,223)	(133,344)	(133,370)
-Other time deposits	(163,029)	(163,029)	(151,630)	(151,632)
Debt securities in issue	(76,664)	(78,289)	(75,932)	(76,971)
Repurchase agreements and other similar secured borrowing	(38,578)	(38,578)	(19,760)	(19,760)
Subordinated liabilities	(23,879)	(25,419)	(23,383)	(24,547)
Liabilities included in disposal groups classified as held for sale[1]	-	-	(51,775)	(51,788)

1	Disposal groups held for sale and measured at fair value less cost to sell are included in the fair value table. For disposal groups measured at carrying amount, the underlying financial assets and liabilities measured at fair value are included in the fair value disclosures on pages 61-68 and items measured at amortised costs are included on page 69.

12.      Subordinated liabilities

	As at	As at
	30.06.17	31.12.16
	£m	£m
Opening balance as at 1 January	23,383	21,467
Issuances	1,547	1,457
Redemptions	(140)	(1,142)
Other	(911)	1,601
Total dated and undated subordinated liabilities as at period end	23,879	23,383

Subordinated liabilities increased 2% to £23,879m (December 2016: £23,383m). There was one issuance of 4.836% Fixed Rate Subordinated Notes of £1,547m. Redemptions totalling £140m include £133m 6.375% Undated Subordinated Notes. Other movements of £911m decreased largely due to the appreciation of GBP against USD and JPY.

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Financial Statement Notes

13.      Provisions

	As at	As at
	30.06.17	31.12.16
	£m	£m
UK Customer Redress
- Payment Protection Insurance redress	2,109	1,979
Other customer redress	543	712
Legal, competition and regulatory matters	351	455
Redundancy and restructuring	154	206
Undrawn contractually committed facilities and guarantees	66	67
Onerous contracts	279	385
Sundry provisions	428	330
Total	3,930	4,134

Payment Protection Insurance Redress

As at 30 June 2017, Barclays had recognised cumulative provisions totalling £9.1bn (December 2016: £8.4bn) against the cost of Payment Protection Insurance (PPI) redress and associated processing costs with utilisation of £7.0bn (December 2016: £6.5bn), leaving a residual provision of £2.1bn (December 2016: £2.0bn).

Through to 30 June 2017, 2.0m (December 2016: 1.8m) customer initiated claims1 had been received and processed. The volume of claims received during H117 increased 32%2 from H216 (increased by 15% from H116).

The current provision reflects the estimate of costs of PPI redress primarily relating to customer initiated complaints and on-going remediation programmes. This also includes liabilities managed by third parties arising from portfolios previously sold where Barclays remains liable.

An additional charge of £0.7bn has been recognised to reflect an updated estimated cost of PPI redress, primarily relating to an increase in expected future volume of claims.

As at 30 June 2017, the provision of £2.1bn represents Barclays’ best estimate of expected PPI redress. However, it is possible the eventual outcome may differ from the current estimate. We will continue to review the adequacy of provision level in respect of the on-going level of complaints. The FCA marketing campaign commences on 29 August 2017 covering the period until the FCA’s deadline for the bringing of claims in August 2019. The impact of the marketing campaign on Barclays’ provision is uncertain but has been considered in Barclays’ provision estimate.

The PPI provision is calculated using a number of key assumptions which continue to involve significant management judgement and modelling:

●	Customer initiated claim volumes – claims received but not yet processed plus an estimate of future claims initiated by customers where the volume is anticipated to cease after August 2019

●	Average claim redress – the expected average payment to customers for upheld claims based on the type and age of the policy/policies

●	Processing cost per claim – the cost to Barclays of assessing and processing each valid claim

These assumptions remain subjective, in particular due to the uncertainty associated with future claims levels, which include complaints driven by CMC activity.

The current provision represents Barclays’ revised best estimate of all future expected costs of PPI redress based on the information available at the end of H117.

The following table details actual data through to 30 June 2017, key forecast assumptions used in the provision calculation and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.

Assumption	Cumulative actual to 30.06.17	Future expected	Sensitivity analysis increase/decrease in provision
Customer initiated claims received and processed[1]	2,000k	740k	50k = £105m
Average uphold rate per claim[3]	87%	87%	1% = £17m
Average redress per valid claim[4]	£2,268	£1,932	£100 = £77m
Processing cost per claim[5]	£386	£283	£10 = £7m

1	Total claims received directly by Barclays to date, including those received via CMCs but excluding those for which no PPI policy exists and excluding responses to proactive mailing.
2	Gross volumes received including no PPI.
3	Average uphold rate per customer initiated claims received directly by Barclays and proactive mailings, excluding those for which no PPI policy exists.
4	Average redress stated on a per policy basis for future customer initiated complaints received directly by Barclays and proactive mailings.
5	Processing cost per claim is based on customer initiated claims received and processed.

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Financial Statement Notes

14. Retirement benefits

As at 30 June 2017, the Group’s IAS19 pension surplus across all schemes was £0.4bn (December 2016: £0.4bn deficit). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had a surplus of £0.7bn (December 2016: £27m deficit). The movement for the UKRF was driven by payment of deficit reduction contributions over the last six months, with changes in market conditions largely being neutral.

Triennial valuation

The latest triennial actuarial valuation of the UKRF with an effective date of 30 September 2016 has been completed. This valuation showed a funding deficit of £7.9bn and a funding level of 81.5%, versus £6.0bn funding deficit at the 30 September 2015 update. The increase in funding deficit over that period was mainly driven by the increase in liabilities due to changes in financial conditions, namely from falls in gilt yields and the lower outlook for future investment returns, offset by favourable asset returns over the year and payment of deficit reduction contributions.

The Bank and UKRF Trustee have agreed a revised scheme-specific funding target, statement of funding principles, schedule of contributions, a recovery plan to seek to eliminate the deficit relative to the funding target and some additional support measures. The agreement with the UKRF Trustee also takes into account the changes to the Group structure that will be implemented as a result of ring-fencing1. The UKRF will remain in Barclays Bank PLC (BBPLC).

The main differences between the funding and IAS 19 assumptions were a different approach to setting the discount rate and a more conservative longevity assumption for funding.

The deficit reduction contributions agreed with the UKRF Trustee as part of the 30 September 2016 valuation recovery plan are shown alongside the deficit recovery contributions agreed in 2014 for the prior 30 September 2013 valuation.

Year	Deficit contributions 30 September 2016 valuation £m	Deficit contributions 30 September 2013 valuation £m
2017	740[2]	1,240[3]
2018	500	740
2019	500	740
2020	500	740
2021	1,000	240[3]
2022 to 2026	1,000 each year	-

The deficit reduction contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year. The next funding valuation of the UKRF is due to be completed in 2020 with an effective date of 30 September 2019.

Other measures agreed at the same time as the Valuation

Collateral - The UKRF Trustee and BBPLC have entered into an arrangement whereby a collateral pool has been put in place to provide security for 88.5% of the UKRF funding deficit as it increases or decreases over time, and associated deficit recovery contributions, with a cap of £9.0bn. The collateral pool is currently made up of government securities and high quality securitisations of credit cards, mortgages and corporate loans. The arrangement provides the UKRF Trustee with dedicated access to the pool of assets in the event of BBPLC not paying a deficit reduction contribution to the UKRF or in the event of BBPLC’s insolvency.

Support from Barclays PLC (BPLC) - In the event of BBPLC not paying a deficit reduction contribution payment required under the 2016 valuation recovery plan by a specified pre-payment date, BPLC has entered into an arrangement whereby it will be required to use, in first priority, dividends received from the UK Ring-Fenced Bank (RFB) (if any) to invest the proceeds in BBPLC (up to the maximum amount of the deficit reduction contribution unpaid by BBPLC). The proceeds of the investment will be used to discharge BBPLC’s unpaid deficit reduction contribution.

Participation - As permitted under the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015, RFB will participate as an employer in the UKRF during a transitional phase until the end of 2025. RFB will make contributions for the future service of its employees who are currently Afterwork members and, in the event of BBPLC’s insolvency during this period, RFB would step in as principal employer of the UKRF.

1	Refer to page 236 of the Barclays PLC 2016 Annual Report for further information on structural reform.
2	£620m of the £740m for 2017 had been paid to the UKRF by 30 June 2017.
3	The 2017 contribution included up to £500m payable if the deficit in 2017 exceeded a certain level. If it was paid, the additional amount would be deducted from the 2021 payment due.

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Financial Statement Notes

15. Called up share capital

Called up share capital comprises 17,034m (December 2016: 16,963m) ordinary shares of 25p each. The increase was largely due to the issuance of shares under employee share schemes and the Barclays PLC Scrip Dividend Programme.

16.    Other equity instruments

Other equity instruments of £7,694m (December 2016: £6,449m) include Additional Tier 1 (AT1) securities issued by Barclays PLC. The increase was primarily due to the issuance of a GBP AT1 security, with a principal amount of £1,250m.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

17.    Other reserves

	As at	As at
	30.06.17	31.12.16
	£m	£m
Currency translation reserve	3,756	3,051
Available for sale reserve	(16)	(74)
Cash flow hedging reserve	1,578	2,105
Own credit reserve	(153)	-
Other	983	969
Total	6,148	6,051

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

As at 30 June 2017, there was a credit balance of £3,756m (December 2016: £3,051m credit) in the currency translation reserve. The £705m credit movement principally reflected the £1,377m credit movement driven by recycling of the accumulated currency translation losses into the income statement resulting from the partial disposal of BAGL. This credit movement was partially offset by debit movements driven by the weakening of USD against GBP.

Available for sale reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

As at 30 June 2017, there was a debit balance of £16m (December 2016: £74m debit) in the available for sale reserve. The increase of £58m (2016: £391m decrease) was primarily due to £218m of net gains from changes in fair value on Government Bonds predominantly held in the liquidity pool and the related hedging. There were also £165m of net gains transferred to net profit and a tax charge of £49m was recognised in the period relating to these items.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 30 June 2017, there was a credit balance of £1,578m (December 2016: £2,105m credit) in the cash flow hedging reserve. The decrease of £527m (2016: £844m increase) principally reflected a £413m decrease in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves increased and £321m gains transferred to net profit, partially offset by a tax credit of £205m.

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Financial Statement Notes

Own credit reserve

As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit which was previously recorded in the income statement is now recognised within other comprehensive income. Changes in own credit in respect of debt instruments are recognised at fair value through the income statement.

As at 30 June 2017, the amount of own credit recognised in the Group’s other comprehensive income was a debit balance of £153m (December 2016: £nil). Upon adoption of IFRS 9, an opening debit balance of £175m was recognised. The increase of £22m (2016: £nil) principally reflected amortisation movements of £32m and a widening of Barclays own credit spreads of £6m, partially offset by tax of £13m and foreign exchange of £3m.

Other reserves and treasury shares

As at 30 June 2017, there was a credit balance of £1,011m (December 2016: £1,011m credit) in other reserves relating to redeemed ordinary and preference shares issued by the Group.

There was a debit balance of £28m (December 2016: £42m debit) in other reserves relating to treasury shares. During the period £294m (2016: £140m) net purchases of treasury shares were made, principally reflecting the increase in shares held for the purposes of employee share schemes, and £308m (2016: £166m) was transferred to retained earnings reflecting the vesting of deferred share based payments.

18.    Contingent liabilities and commitments

	As at	As at
	30.06.17	31.12.16
	£m	£m
Guarantees and letters of credit pledged as collateral security	15,971	15,303
Performance guarantees, acceptances and endorsements	4,664	4,636
Total contingent liabilities	20,635	19,939

Documentary credits and other short-term trade related transactions	966	1,005
Forward starting reverse repurchase agreements	133	24
Standby facilities, credit lines and other commitments	297,339	302,657
Total commitments	298,438	303,686

Further details on contingent liabilities relating to legal, competition and regulatory matters can be found in Note 19.

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Financial Statement Notes

19.       Legal, competition and regulatory matters

Barclays PLC, Barclays Bank PLC and the Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on Barclays PLC, Barclays Bank PLC and the Group of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances. The Group has not disclosed an estimate of the potential financial effect on the Group of contingent liabilities where it is not currently practicable to do so.

Investigations into certain advisory services agreements and other matters and civil action

The UK Serious Fraud Office (SFO), the Financial Conduct Authority (FCA), the US Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC) have been conducting investigations into certain advisory services agreements entered into by Barclays Bank PLC.

Background Information

Barclays Bank PLC entered into two advisory services agreements with Qatar Holding LLC (Qatar Holding) in June and October 2008 (the Agreements). The FCA commenced an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings). The existence of the June 2008 advisory services agreement was disclosed, but the entry into the advisory services agreement in October 2008 and the fees payable under the Agreements, which amounted to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the Capital Raisings. The SFO also commenced an investigation into the Agreements and into a $3bn loan (the Loan) provided by Barclays Bank PLC in November 2008 to the State of Qatar.

SFO Proceedings

In June 2017, the SFO charged Barclays PLC with two offences of conspiring with certain former senior officers and employees of Barclays to commit fraud by false representations relating to the Agreements and one offence of unlawful financial assistance contrary to section 151 of the Companies Act 1985 in relation to the Loan (the Charges). The SFO has informed Barclays that it has not made a decision as to whether it will also bring a charge against Barclays Bank PLC in respect of the Loan. The trial of the Charges has been scheduled to begin in January 2019.

FCA Proceedings and other investigations

In September 2013, the FCA issued warning notices (the Notices) finding that while, Barclays PLC and Barclays Bank PLC believed at the time of the execution of the Agreements that there should be at least some unspecified and undetermined value to be derived from them, the primary purpose of the Agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the Capital Raisings. The Notices concluded that Barclays PLC and Barclays Bank PLC were in breach of certain disclosure-related listing rules and Barclays PLC was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company’s shares). In this regard, the FCA considers that Barclays PLC and Barclays Bank PLC acted recklessly. The financial penalty provided in the Notices against the Group is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. A stay of the FCA action has been lifted. It is possible that the stay may be reimposed due to the SFO proceedings.

In addition, the DOJ and the SEC have been conducting investigations relating to the Agreements.

Civil Action

In January 2016, PCP Capital Partners LLP and PCP International Finance Limited (PCP) served a claim on Barclays Bank PLC seeking damages of £721.4m plus interest and costs for fraudulent misrepresentation and deceit, arising from alleged statements made by Barclays Bank PLC to PCP in relation to the terms on which securities were to be issued to potential investors, allegedly including PCP, in the November 2008 capital raising. Barclays Bank PLC is defending the claim.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period. PCP has made a claim against Barclays Bank PLC totalling £721.4m plus interest and costs. This amount does not necessarily reflect Barclays Bank PLC’s potential financial exposure if a ruling were to be made against it in that matter.

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Investigations into certain business relationships

In 2012, the DOJ and SEC commenced investigations in relation to whether certain relationships with third parties who assist Barclays PLC to win or retain business are compliant with the US Foreign Corrupt Practices Act. Various regulators in other jurisdictions are also being briefed on the investigations. Separately, the Group is cooperating with the DOJ and SEC in relation to an investigation into certain of its hiring practices in Asia and elsewhere and is keeping certain regulators in other jurisdictions informed.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Investigations relating to whistleblowing systems and controls

The FCA and PRA are conducting investigations in relation to the Group Chief Executive Officer (CEO) and Barclays Bank PLC in connection with certain whistleblowing issues.

Background Information

In April 2017, the FCA and PRA commenced investigations into the CEO as to his individual conduct and senior manager responsibilities relating to Barclays’ whistleblowing programme and to his attempt in 2016 to identify the author of a letter that was treated by Barclays Bank PLC as a whistleblow; and Barclays Bank PLC, as to its responsibilities relating to the attempt by the CEO to identify the author of the letter, as well as Barclays’ systems and controls and culture relating to whistleblowing.

The attempt to identify the author of the letter first came to the attention of the Barclays PLC Board (Board) early in 2017. The Board instructed an external law firm to conduct a focussed investigation into the matter and also notified the FCA and PRA and other relevant authorities. The investigation found, and the Board concluded, that the CEO honestly, but mistakenly, believed that it was permissible to identify the author. However, the Board concluded that the CEO made an error in becoming involved with, and not applying appropriate governance around the matter, and in taking action to attempt to identify the author of the letter. The Board has commissioned independent reviews of Barclay’s relevant processes and controls, including its whistleblowing programme.

Barclays and the CEO are cooperating fully with the FCA and PRA investigations. Barclays is also providing information to, and cooperating with, authorities in the United States with respect to these matters.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Investigation relating to retail structured deposits

The FCA has been conducting an enforcement investigation in relation to structured deposits provided by Barclays Bank PLC and Woolwich Plan Managers Limited, a wholly owned subsidiary of Barclays Bank PLC.

Background Information

In 2015, the FCA commenced an enforcement investigation into the design, manufacture and sale of structured deposit products by Barclays from November 2009 to the present.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the action described on the Group or what effect that it might have upon the Group’s operating results, cash flows or financial position in any particular period.

Investigation into Americas Wealth & Investment Management advisory business

The SEC has carried out an investigation into certain practices in Barclays’ former Wealth Americas investment advisory business relating to certain due diligence failures, fee and billing practices and mutual fund fee waivers and related disclosures. In May 2017, the SEC announced a settlement pursuant to which Barclays Capital Inc. (BCI) agreed to resolve this matter for US$97m, consisting of a penalty of US$30m (to be paid to the SEC) and US$67m (to be paid to the clients) in remediation and disgorgement.

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Investigation into suspected money laundering related to foreign exchange transactions in South African operation

Absa Bank Limited, a subsidiary of Barclays Africa Group Limited, identified potentially fraudulent activity by certain of its customers using advance payments for imports in 2014 and 2015 to effect foreign exchange transfers from South Africa to beneficiary accounts located in East Asia, UK, Europe and the US. As a result, the Group conducted a review of relevant activity, processes, systems and controls. The Group is continuing to provide information to relevant authorities as part of the Group’s ongoing cooperation.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Investigations into LIBOR and other benchmarks

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have been conducting investigations relating to Barclays Bank PLC’s involvement in manipulating certain financial benchmarks, such as LIBOR and EURIBOR.

Background Information

In 2012, Barclays Bank PLC announced that it had reached settlements with the Financial Services Authority (FSA) (as predecessor to the FCA), the US Commodity Futures Trading Commission (CFTC) and the DOJ in relation to their investigations concerning certain benchmark interest rate submissions, and Barclays Bank PLC paid total penalties of £290m. The settlement with the DOJ was made by entry into a Non-Prosecution Agreement (NPA) which has now expired. Barclays PLC, Barclays Bank PLC and BCI have reached settlements with certain other regulators and law enforcement agencies. Barclays Bank PLC continues to respond to requests for information from the SFO in relation to its ongoing LIBOR investigation, including in respect of Barclays Bank PLC. The investigation by the prosecutor’s office in Trani, Italy also remains pending.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

LIBOR and other benchmark civil actions

A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to LIBOR and/or other benchmarks.

Background Information

Following settlement of the investigations referred to above in ‘Investigations into LIBOR and other Benchmarks’ various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group. While certain cases have been dismissed or settled subject to approval from the court (and in the case of class actions, the right of class members to opt-out of the settlement and to seek to file their own claims), other actions remain pending and their ultimate impact is unclear.

USD LIBOR Cases in MDL Court

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the SDNY (MDL Court).

The complaints are substantially similar and allege, amongst other things, that Barclays Bank PLC and the other banks individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO) and various state laws by manipulating USD LIBOR rates.

The proposed class actions purported to be brought on behalf of (amongst others) plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions (OTC Class); (ii) purchased USD LIBOR-linked financial instruments on an exchange (Exchange-Based Class); (iii) purchased USD LIBOR-linked debt securities (Debt Securities Class); (iv) purchased adjustable-rate mortgages linked to USD LIBOR (Homeowner Class); or (v) issued loans linked to USD LIBOR (Lender Class).

The lawsuits seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages against all defendants, including Barclays Bank PLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO.

Between 2013 and 2016, the MDL Court issued a series of decisions effectively dismissing the majority of claims, including antitrust claims, against Barclays Bank PLC and other foreign defendants in both class actions and individual actions. In May 2016, the appeal court reversed the MDL Court’s holding that plaintiffs in certain class actions and individual actions had

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not suffered an antitrust injury and remanded the antitrust claims to the MDL Court for further consideration. Following further consideration, the MDL Court dismissed the majority of antitrust claims against foreign defendants, including Barclays Bank PLC, for lack of personal jurisdiction. Plaintiffs in a number of individual actions and class actions are appealing the MDL Court’s personal jurisdiction ruling.

In 2014, the MDL Court granted preliminary approval for the settlement of the Exchange-Based Class claims for $20m, of which $5m was paid. The balance of the settlement amount will be paid following final approval of the settlement by the court. Final approval of the settlement is awaiting plaintiff’s submission of a plan for allocation of the settlement proceeds acceptable to the MDL Court and will be subject to the right of class members to opt-out of the settlement and to seek to file their own claims.

In 2015, the OTC Class claims were settled for $120m. The settlement was preliminarily approved by the MDL court in December 2016 but remains subject to final approval and the right of class members to opt-out of the settlement and to seek to file their own claims. Payment of $120m was made in June 2017.

In November 2016, $7.1m was paid in settlement of the Debt Securities Class claims. The settlement has been preliminarily approved by the court but remains subject to final approval and the right of class members to opt-out of the settlement and seek to file their own claims.

EURIBOR Case in the SDNY

In 2015, $94m was paid in settlement of a EURIBOR-related class action. The settlement has been preliminarily approved by the court but remains subject to final approval and the right of class members to opt-out of the settlement and to seek to file their own claims.

Additional USD LIBOR Case in the SDNY

In 2015, an individual action against Barclays Bank PLC and other panel bank defendants was dismissed by the SDNY. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. The plaintiff’s motion to file a further amended complaint is pending.

Sterling LIBOR Case in SDNY

In 2015, a putative class action was filed in the SDNY against Barclays Bank PLC and other Sterling LIBOR panel banks by a plaintiff involved in exchange-traded and over-the-counter derivatives that were linked to Sterling LIBOR. The complaint alleges, among other things, that defendants manipulated the Sterling LIBOR rate between 2005 and 2010 and, in so doing, committed CEA, Antitrust Act, and RICO violations. In early 2016, this class action was consolidated with an additional putative class action making similar allegations against Barclays Bank PLC and BCI and other Sterling LIBOR panel banks. Defendants have filed a motion to dismiss.

Japanese Yen LIBOR Cases in SDNY

In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel, of which Barclays Bank PLC is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and Antitrust Act between 2006 and 2010. In 2014, the court dismissed the plaintiff’s antitrust claims in full, but sustained the plaintiff’s CEA claims, which are pending. Discovery is ongoing.

In March 2017, a second putative class action concerning Yen LIBOR filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI was dismissed in full. The complaint makes similar allegations to the 2012 class action. Plaintiffs have appealed the dismissal.

SIBOR/SOR Case in the SDNY

A putative class action filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI, and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR) was dismissed by the court in relation to claims against Barclays for failure to state a claim. The court indicated that plaintiffs will be allowed to amend their complaint.

Non-US Benchmarks Cases

In addition to US actions, legal proceedings have been brought or threatened against the Group in connection with alleged manipulation of LIBOR and EURIBOR in a number of jurisdictions. The number of such proceedings in non-US jurisdictions, the benchmarks to which they relate and the jurisdictions in which they may be brought have increased over time.

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Claimed Amounts/Financial Impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Foreign Exchange investigations

Various regulatory and enforcement authorities across multiple jurisdictions have been investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading.

Background Information

In 2015 the Group reached settlements with the CFTC, the DOJ, the New York State Department of Financial Services (NYDFS), the Board of Governors of the Federal Reserve System (Federal Reserve) and the FCA (together, the 2015 Resolving Authorities) in relation to investigations into certain sales and trading practices in the Foreign Exchange market. In connection with these settlements, the Group paid total penalties of approximately $2.38bn and agreed to undertake certain remedial actions.

Under the plea agreement with the DOJ, in addition to a criminal fine, Barclays PLC agreed to a term of probation of three years during which Barclays PLC must, amongst other things, (i) commit no crime whatsoever in violation of the federal laws of the United States, (ii) implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement and agreement, (iii) report credible allegations of violations of US antitrust or fraud laws to the relevant U.S. authority, and (iv) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies. In January 2017, the US District Court for the District of Connecticut accepted the plea agreement and in accordance with the agreement sentenced Barclays PLC to pay $650m as a fine and $60m for violating the NPA (which amounts are part of the $2.38bn referred to above) and to serve three years of probation from the date of the sentencing order. The Group also continues to provide relevant information to certain of the 2015 Resolving Authorities.

The full text of the DOJ plea agreement, the orders of the CFTC, NYDFS and Federal Reserve, and the Final Notice issued by the FCA related to the settlements referred to above are publicly available on the 2015 Resolving Authorities’ respective websites.

The European Commission (Commission) is one of several authorities conducting an investigation into certain trading practices in the Foreign Exchange market.

The DOJ is also conducting an investigation into conduct relating to certain trading activities in connection with certain transactions during 2011 and 2012. Barclays is providing information to the DOJ and other relevant authorities reviewing this conduct.

In February 2017 the South African Competition Commission (SACC) referred Barclays Bank PLC, BCI and Absa Bank Limited, a subsidiary of Barclays Africa Group Limited, among other banks, to the Competition Tribunal to be prosecuted for breaches of South African antitrust law related to Foreign Exchange trading of South African Rand. The SACC found from its investigation that between 2007 and 2013 the banks had engaged in various forms of collusive behaviour. Barclays was the first to bring the conduct to the attention of the SACC under its leniency programme and has cooperated with, and will continue to cooperate with, the SACC in relation to this matter. The SACC is therefore not seeking an order from the Tribunal to impose any fine on Barclays Bank PLC, BCI or Absa Bank Limited.

Claimed Amounts/Financial Impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on the Group or what effect they might have on the Group’s operating results, cash flows or financial position in any particular period.

Civil actions in respect of Foreign Exchange

A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to Foreign Exchange.

Background Information

Following settlement of certain investigations referred to above in ‘Foreign Exchange Investigations’ a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to Foreign Exchange or may do so in future. Certain of these cases have been dismissed or have been settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt-out of the settlement and to seek to file their own claims).

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Consolidated FX Action

In 2014, a number of civil actions filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of Foreign Exchange markets under the Antitrust Act and New York state law and naming several international banks as defendants, including Barclays Bank PLC, were combined into a single consolidated action (Consolidated FX Action). In 2015, Barclays Bank PLC and BCI settled the Consolidated FX Action and paid $384m. The settlement itself is subject to final court approval and the right of class members to opt-out of the settlement and to seek to file their own claims.

ERISA FX Action

Since 2015, several civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs purporting to allege different legal theories of injury (other than those alleged in the Consolidated FX Action) related to alleged manipulation of Foreign Exchange rates and naming several international banks as defendants, including Barclays PLC, Barclays Bank PLC and BCI. One such consolidated action asserts claims under the US Employee Retirement Income Security Act (ERISA) statute (ERISA Claims) and includes allegations of conduct that are duplicative of allegations in the other cases, as well as additional allegations about ERISA plans. The Court ruled that the ERISA allegations concerning collusive manipulation of FX rates are covered by the settlement agreement in the Consolidated FX Action, but did not rule on whether allegations characterised by the ERISA plaintiffs as non-collusive manipulation of FX rates are likewise covered by the agreement. In September 2016, the Court dismissed all ERISA Claims (based on both alleged collusive and non-collusive conduct) against Barclays and all other defendants as a matter of law. The ERISA plaintiffs have appealed this decision.

Retail Basis Action

A putative action was filed in the Northern District of California (and subsequently transferred to the SDNY) against several international banks, including Barclays PLC and BCI, on behalf of a putative class of individuals that exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The Court has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against Barclays and all other defendants. Plaintiffs have requested the Court’s permission to file an amended complaint.

Last Look Actions

In 2015, two putative class actions were filed in the SDNY on behalf of proposed classes of plaintiffs alleging injuries based on Barclays’ purported improper rejection of customer trades through Barclays Last Look functionality in Barclays’ FX e-trading platforms In 2016, Barclays Bank PLC and BCI paid $50m and settled one of the actions on a class-wide basis. (The other action was voluntarily dismissed.) The deadline for opting out of the class has expired (a small number of class members have opted out), but the Court has not yet granted final approval of the settlement.

State Law FX Action

In 2016, a putative class action was filed in the SDNY under federal, New York and California law on behalf of proposed classes of stockholders of Exchange Traded Funds and others who supposedly were indirect investors in FX Instruments. The defendants (including Barclays) moved to dismiss the action. Plaintiffs also filed a complaint on behalf of a proposed class of investors under federal and various state laws who traded FX Instruments through FX dealers or brokers not alleged to have manipulated Foreign Exchange Rates. A different group of plaintiffs subsequently filed another action based on the same theories and asserted substantively similar claims. These two actions have been consolidated and a consolidated complaint was filed in June 2017. Defendants (including Barclays) will move to dismiss the action.

Canadian FX Action

Civil actions similar to the Consolidated FX Action have been filed in Canadian courts on behalf of proposed classes of plaintiffs containing similar factual allegations of manipulation of Foreign Exchange rates and of damages resulting from such manipulation, in violation of Canadian law. The parties have reached a settlement in principle for $14.8m which has been preliminary approved by the Court. Payment of $14.8m was made in July 2017.

Claimed Amounts/Financial Impact

Aside from the settlements discussed above, the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period is currently uncertain.

Civil actions in respect of ISDAFIX

In 2014, a number of ISDAFIX related civil actions were filed in the SDNY on behalf of proposed class of plaintiffs, alleging that Barclays Bank PLC, a number of other banks and one broker violated the Antitrust Act and several state laws by engaging in a conspiracy to manipulate the USD ISDAFIX. In 2016, Barclays Bank PLC and BCI entered into a settlement agreement with plaintiffs to resolve the consolidated action and paid $30m, fully resolving all ISDAFIX-related claims that were or could have been brought by the class. The court has preliminarily approved the settlement, which remains subject to final approval and to the right of class members to opt-out of the settlement and to seek to file their own claims.

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Claimed Amounts/Financial Impact

The principal financial impact of the actions described on the Group is reflected in the settlement described above.

Metals investigations

Barclays Bank PLC has been providing information to the DOJ, the CFTC and other authorities in connection with investigations into metals and metals-based financial instruments.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Civil actions in respect of the gold and silver fix

Various civil actions have been filed against Barclays Bank PLC and others alleging manipulation of the prices of gold and silver.

Background Information

A number of civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the Antitrust Act, and state antitrust and consumer protection laws.

Civil actions have been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc., BCI and Barclays Capital PLC on behalf of proposed classes of plaintiffs containing similar factual allegations of the manipulation of the prices of gold in violation of Canadian law.

In the US, a proposed class of plaintiffs has filed an amended complaint in an existing class action relating to silver, adding several non-silver fixing banks, including Barclays Bank PLC, BCI and Barclays Capital Services Ltd. alleging manipulation of the price of silver in violation of CEA and the antitrust laws.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

US residential and commercial mortgage-related activity and litigation

There have been various investigations and civil litigation relating to secondary market trading of US residential mortgage-backed securities (RMBS) and US commercial mortgage-backed securities (CMBS).

Background Information

The Group’s activities within the US residential mortgage sector during the period from 2005 through 2008 included:

●	sponsoring and underwriting of approximately $39bn of private-label securitisations;

●	economic underwriting exposure of approximately $34bn for other private-label securitisations;

●	sales of approximately $0.2bn of loans to government sponsored enterprises (GSEs);

●	sales of approximately $3bn of loans to others; and

●

sales of approximately $19.4bn of loans (net of approximately $500m of loans sold during this period and subsequently repurchased) that were originated and sold to third parties by mortgage originator affiliates of an entity that the Group acquired in 2007 (Acquired Subsidiary).

DOJ Civil Action

In December 2016, the DOJ filed a civil complaint against Barclays Bank PLC, Barclays PLC, BCI., Barclays Group US Inc., Barclays US LLC, BCP LLC, Securitized Asset Backed Receivables LLC and Sutton Funding LLC, as well as two former employees, in the US District Court in the Eastern District of New York (EDNY) containing a number of allegations, including mail and wire fraud, relating to mortgage-backed securities sold between 2005 and 2007. The DOJ complaint seeks, amongst other relief, unspecified monetary penalties. Barclays is defending the complaint and has filed a motion to dismiss.

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RMBS Repurchase Requests

The Group was the sole provider of various loan-level representations and warranties (R&Ws) with respect to:

●	approximately $5bn of Group sponsored securitisations;

●	approximately $0.2bn of sales of loans to GSEs; and

●	approximately $3bn of loans sold to others.

In addition, the Acquired Subsidiary provided R&Ws on all of the $19.4bn of loans it sold to third parties.

R&Ws on the remaining Group sponsored securitisations were primarily provided by third-party originators directly to the securitisation trusts with a Group subsidiary, such as the depositor for the securitisation, providing more limited R&Ws. There are no stated expiration provisions applicable to most R&Ws made by the Group, the Acquired Subsidiary or these third parties.

Under certain circumstances, the Group and/or the Acquired Subsidiary may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached.

The unresolved repurchase requests received on or before 30 June 2017 associated with all R&Ws made by the Group or the Acquired Subsidiary on loans sold to GSEs and others and private-label activities had an original unpaid principal balance of approximately $2.1bn at the time of such sale.

The unresolved repurchase requests discussed above relate to civil actions that have been commenced by the trustees for certain RMBS securitisations in which the trustees allege that the Group and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. Such trustees and other parties making repurchase requests have also alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees. Cumulative realised losses reported at 30 June 2017 on loans covered by R&Ws made by the Group or the Acquired Subsidiary are approximately $1.3bn. This litigation is ongoing.

In addition, the Acquired Subsidiary is subject to a more advanced civil action seeking, among other things, indemnification for losses allegedly suffered by a loan purchaser as a result of alleged breaches of R&Ws provided by the Acquired Subsidiary in connection with loan sales to the purchaser during the period 1997 to 2007. This litigation is ongoing.

RMBS Securities Claims

As a result of some of the RMBS activities described above, the Group has been party to a number of lawsuits filed by purchasers of RMBS sponsored and/or underwritten by the Group between 2005 and 2008. As a general matter, these lawsuits alleged, among other things, that the RMBS offering materials allegedly relied on by such purchasers contained materially false and misleading statements and/or omissions and generally demanded rescission and recovery of the consideration paid for the RMBS and recovery of monetary losses arising out of their ownership. The Group has resolved the majority of these claims, and only one action currently remains pending.

Approximately $0.1bn of the original face amount of RMBS related to the remaining pending action was outstanding as at 30 June 2017. There were virtually no cumulative realised losses reported on these RMBS as at 30 June 2017. The Group does not expect that, if it were to lose the remaining pending action, any such loss to be material.

Secondary Trading Investigation

The Group has received requests for information and subpoenas from the SEC, the US Attorney’s Office for the District of Connecticut and the Special Inspector General for the US Troubled Asset Relief Program related to trading practices in the secondary market for both RMBS and CMBS. A settlement was announced in May 2017 pursuant to which BCI agreed to resolve this matter for $16.56m, consisting of $15.56m in disgorgement (to be repaid directly to customers) and $1m in a civil penalty (paid to the SEC).

Claimed Amounts/Financial Impact

Save for the May 2017 settlement, it is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period. The cost of resolving these actions could individually or in aggregate prove to be substantial.

Alternative trading systems and high-frequency trading

The SEC, the New York State Attorney General (NYAG) and regulators in certain other jurisdictions have been investigating a range of issues associated with alternative trading systems (ATSs), including dark pools, and the activities of high-frequency traders.

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Background Information

In 2014, the NYAG filed a complaint (NYAG Complaint) against Barclays PLC and BCI in the Supreme Court of the State of New York alleging, amongst other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, the Group’s SEC-registered ATS. In February 2016, Barclays reached separate settlement agreements with the SEC and the NYAG to resolve those agencies’ claims against Barclays PLC and BCI relating to the operation of LX and paid $35m to each.

Barclays PLC and BCI have been named in a purported class action by an institutional financial services firm under California law based on allegations similar to those in the NYAG Complaint. In October 2016, the federal court in California granted the motion of Barclays PLC and BCI to dismiss the entire complaint and plaintiffs have appealed the court’s decision.

Following the filing of the NYAG Complaint, Barclays PLC and BCI were also named in a putative shareholder securities class action along with certain of its former CEOs, and its current and a former CFO, as well as an employee (Shareholder Class Action). The plaintiffs claim that holders of Barclays American Depository Receipts (ADRs) suffered damages when the ADRs declined in value as a result of the allegations in the NYAG Complaint. A motion to dismiss the complaint filed by the defendants (including Barclays PLC and BCI), was granted in part and denied in part by the court. In February 2016, the court certified the action as a class action which Barclays is appealing.

Claimed Amounts/Financial Impact

The class actions seek unspecified monetary damages and injunctive relief. It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect they might have upon the Group’s operating results, cash flows or financial position in any particular period.

FERC and other civil actions

The US Federal Energy Regulatory Commission (FERC) has filed a civil action against Barclays Bank PLC and certain of its former traders in connection with allegations that Barclays Bank PLC manipulated the electricity markets in the Western US.

Background Information

In 2012, FERC issued an Order to Show Cause and Notice of Proposed Penalties (Order and Notice) against Barclays Bank PLC and four of its former traders asserting that Barclays Bank PLC and its former traders violated FERC’s Anti-Manipulation Rule by manipulating the electricity markets in and around California from 2006 to 2008, and proposed civil penalties and profit disgorgement to be paid by Barclays Bank PLC.

In 2013, FERC filed a civil action against Barclays Bank PLC and its former traders in the US District Court in California seeking to collect a $435m civil penalty and disgorgement of $34.9m of profits, plus interest. In 2015, the US District Court in California ordered that it would bifurcate its assessment of liabilities and penalties from its assessment of disgorgement. In March 2017, the court denied FERC’s motion for summary affirmance of the penalty assessment and ordered discovery.

In 2015, a civil class action complaint seeking damages of $139.3m was filed in the US District Court for the SDNY against Barclays Bank PLC by Merced Irrigation District, a California utility company, asserting antitrust allegations in connection with Barclays Bank PLC’s purported manipulation of the electricity markets in and around California. The factual allegations mirror those raised in the civil action filed by FERC. In 2016, Barclays Bank PLC motion to dismiss the civil class action for failure to state a claim was granted in part and denied in part by the SDNY. The matter is in discovery.

Claimed Amounts/Financial Impact

FERC has made claims against Barclays Bank PLC totalling $469.9m, plus interest, for civil penalties and profit disgorgement. The civil class action complaint refers to damages of $139.3m. These amounts do not necessarily reflect Barclays Bank PLC’s potential financial exposure if a ruling were to be made against it in either action.

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Financial Statement Notes

Treasury auction securities civil actions and related matters

Numerous putative class action complaints have been filed in US Federal Courts against BCI and other financial institutions that have served as primary dealers in US Treasury securities. The complaints have been consolidated in the US Federal Court in New York. The complaints generally allege that defendants conspired to manipulate the US Treasury securities market in violation of US federal antitrust laws, the CEA and state common law. Some complaints also allege that defendants engaged in illegal “spoofing” of the US Treasury market.

Certain governmental authorities are conducting investigations into activities relating to the trading of certain government securities in various markets and Barclays has been providing information to various authorities on an ongoing basis.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

American Depositary Shares

Barclays PLC, Barclays Bank PLC and various former members of Barclays Bank PLC’s Board of Directors have been named as defendants in a securities class action consolidated in the SDNY.

Background Information

The securities class action against Barclays PLC, Barclays Bank PLC and various former members of Barclays Bank PLC’s Board of Directors alleges misstatements and omissions in offering documents for certain American Depositary Shares issued by Barclays Bank PLC in April 2008 with an original face amount of approximately $2.5 billion (the April 2008 Offering). The plaintiffs assert claims under the Securities Act of 1933, alleging misstatements and omissions concerning (amongst other things) Barclays Bank PLC’s portfolio of mortgage-related (including US subprime-related) securities, Barclays Bank PLC’s exposure to mortgage and credit market risk, and Barclays Bank PLC’s financial condition. The plaintiffs have not specifically alleged the amount of their damages. In June 2016, the SDNY certified the action as a class action. Barclays has moved for summary judgement.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the action described on the Group or what effect that it might have upon the Group’s operating results, cash flows or financial position in any particular period.

BDC Finance L.L.C.

BDC Finance L.L.C. (BDC) has filed a complaint against Barclays Bank PLC alleging breach of contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement).

Background Information

In 2008, BDC filed a complaint in the NY Supreme Court alleging that Barclays Bank PLC breached the Agreement when it failed to transfer approximately $40m of alleged excess collateral in response to BDC’s 2008 demand (Demand).

BDC asserts that under the Agreement Barclays Bank PLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if the Agreement entitled Barclays Bank PLC to dispute the Demand before making the transfer, Barclays Bank PLC failed to dispute the Demand. BDC demands damages totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. A trial on liability issues concluded in April 2017 and the court’s decision is pending.

In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. The parties agreed to stay this case.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period. BDC has made claims against the Group totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. This amount does not necessarily reflect the Group’s potential financial exposure if a ruling were to be made against it.

Civil actions in respect of the US Anti-Terrorism Act

Civil complaints against Barclays Bank PLC and other banks allege engagement in a conspiracy and violation of the US Anti-Terrorism Act (ATA).

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Financial Statement Notes

Background Information

In 2015, an amended civil complaint was filed in the US Federal Court in the EDNY by a group of approximately 250 plaintiffs, alleging that Barclays Bank PLC and a number of other banks engaged in a conspiracy and violated the ATA by facilitating US dollar denominated transactions for the Government of Iran and various Iranian banks, which in turn funded Hezbollah and other attacks that injured or killed the plaintiffs’ family members. Plaintiffs seek to recover for pain, suffering and mental anguish pursuant to the provisions of the ATA, which allows for the tripling of any proven damages and attorneys’ fees. Plaintiffs filed a second amended complaint in July 2016, which, among other things, added various plaintiffs, bringing the total number of plaintiffs to approximately 350. In November 2016, defendants filed a motion to dismiss.

In November 2016, a separate civil complaint was filed in the US Federal Court in the Southern District of Illinois by a group of approximately 90 plaintiffs, alleging claims under the ATA against Barclays Bank PLC and a number of other banks. The allegations against Barclays Bank PLC are substantially similar to those in the second amended complaint filed in the US Federal Court in the EDNY action in July 2016. Plaintiffs filed an amended complaint in January 2017, which, among other things, added various plaintiffs, bringing the total number of plaintiffs to approximately 200. In April 2017, this action was transferred to the US Federal Court in the EDNY, where it is now pending.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC, and BCI, together with other financial institutions are defendants in interest rate swap and credit default swap antitrust civil actions in the SDNY.

Background Information

Barclays PLC, Barclays Bank PLC, and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), Trade Web, and ICAP, are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages, treble damages and legal fees. Plaintiffs include certain swap execution facilities, as well as buy-side investors. The buy-side investors claim to represent a class that transacted in fixed-for-floating IRS with defendants in the US from 2008 to the present, including, for example, US retirement and pension funds, municipalities, university endowments, corporations, insurance companies and investment funds. Defendants have filed motions to dismiss. In June 2017, a separate suit was filed in the US District Court in the SDNY against the same financial institution defendants in the IRS cases, including Barclays PLC, Barclays Bank PLC, and BCI, claiming that certain conduct alleged in the IRS cases also caused plaintiff to suffer harm with respect to the Credit Default Swaps market. Defendants will also move to dismiss this action.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect it have upon the Group’s operating results, cash flows or financial position in any particular period.

CCUK Finance Limited and CIAC Corporation

In May 2017, Barclays Bank PLC was served with a civil claim by CCUK Finance Limited and CIAC Corporation issued in the English High Court alleging breach of a contractual indemnity, fraudulent misrepresentation and breach of warranty arising out of the sale of a portfolio of credit cards in 2007. Barclays Bank PLC has filed a defence and counterclaim.

Claimed Amounts/Financial Impact

The claim seeks damages of not less than £1bn plus interest and costs. The damages claimed does not necessarily reflect Barclays Bank PLC’s potential financial exposure if a ruling were to be made against it. It is not currently practicable to provide an estimate of the financial impact of the action described or what effect it might have upon operating results, cash flows or the Group’s financial position in any particular period.

Portuguese Competition Authority investigation

The Portuguese Competition Authority is investigating whether competition law was infringed by the exchange of information about retail credit products amongst 15 banks in Portugal, including the Group, over a period of 11 years with particular reference to mortgages, consumer lending and lending to small and medium enterprises. The Group is cooperating with the investigation.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the action described or what effect it might have upon operating results, cash flows or the Group’s financial position in any particular period.

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Financial Statement Notes

General

The Group is engaged in various other legal, competition and regulatory matters in the UK and US and a number of other overseas jurisdictions. It is subject to legal proceedings by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data protection, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged. The Group is co-operating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, the Group does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group’s results of operations or cash flow for a particular period, depending on, amongst other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the reporting period.

20.       Related party transactions

No related party transactions that have taken place in the half year ended 30 June 2017 have materially affected the financial position or the performance of the Group during this period.

Barclays Africa Group Limited

On 1 June 2017, Barclays reduced its holding in BAGL to 16.4% of BAGL’s issued share capital with an obligation to contribute to a BEE scheme leaving a residual holding of 14.9%. This resulted in accounting deconsolidation of BAGL from the Group, with the holding recognised as an available for sale investment. For further detail, see Note 4.

As a consequence of the Group no longer being considered to have a significant influence over BAGL, it ceased to be a related party of the Group on 1 June 2017.

Other related party transactions

Other related party transactions in the half year ended 30 June 2017 were similar in nature to those disclosed in the 2016 Annual Report.

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Financial Statement Notes

21.	Segmental reporting

Analysis of results by business Half year ended 30.06.17	Barclays UK £m	Barclays International £m	Head Office £m	Barclays Core[1] £m	Barclays Non-Core[2] £m	Barclays Group £m
Total income net of insurance claims	3,661	7,748	2	11,411	(530)	10,881
Credit impairment charges and other provisions	(398)	(625)	(1)	(1,024)	(30)	(1,054)
Net operating income	3,263	7,123	1	10,387	(560)	9,827
Operating expenses	(2,628)	(4,720)	(100)	(7,448)	(284)	(7,732)
Other net (expenses)/income[3]	(1)	214	(164)	49	197	246
Profit before tax	634	2,617	(263)	2,988	(647)	2,341

	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	203.4	681.6	17.3	902.3	233.0	1,135.3

Analysis of results by business Half year ended 30.06.16	Barclays UK £m	Barclays International £m	Head Office £m	Barclays Core £m	Barclays Non-Core £m	Barclays Group £m
Total income net of insurance claims	3,746	7,552	301	11,599	(586)	11,013
Credit impairment charges and other provisions	(366)	(509)	(1)	(876)	(55)	(931)
Net operating income	3,380	7,043	300	10,723	(641)	10,082
Operating expenses	(2,299)	(4,309)	(139)	(6,747)	(950)	(7,697)
Other net (expenses)/income[3]	(1)	19	(27)	(9)	(313)	(322)
Profit before tax	1,080	2,753	134	3,967	(1,904)	2,063

	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	204.6	679.9	87.7	972.2	379.1	1,351.3

1	Barclays Core consists of Barclays UK, Barclays International and Head Office.
2	Barclays Non-Core segment was closed on 1 July 2017, with prospective financial performance being reintegrated into Barclays UK, Barclays International and Head Office.
3	Other net (expenses)/income represents: profit or (loss) on disposal of undertakings, share of results of associates and joint ventures, and impairment on assets held for sale.

	Half year ended	Half year ended
Split of income by geographic region[1]	30.06.17	30.06.16
	£m	£m
UK	5,649	5,915
Europe	731	1,159
Americas	4,093	3,417
Africa and Middle East	139	191
Asia	269	331
Total	10,881	11,013

1	The geographic region is based on counterparty location.

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Financial Statement Notes

22.	Barclays PLC parent balance sheet

	As at 30.06.17	As at 31.12.16
Assets
	£m	£m
Investment in subsidiaries	37,803	36,553
Loans and advances to subsidiaries	25,200	19,421
Financial investments	1,286	1,218
Derivative financial instruments	148	268
Other assets	106	105
Total assets	64,543	57,565

Liabilities
Deposits from banks	515	547
Subordinated liabilities	5,236	3,789
Debt securities in issue	21,225	16,893
Other liabilities	68	14
Total liabilities	27,044	21,243

Equity
Called up share capital	4,258	4,241
Share premium account	17,740	17,601
Other equity instruments	7,697	6,453
Other reserves	473	420
Retained earnings	7,331	7,607
Total equity	37,499	36,322
Total liabilities and equity	64,543	57,565

Investment in subsidiary

The investment in subsidiary of £37,803m (December 2016: £36,553m) represents investments made into Barclays Bank PLC, including £7,736m (December 2016: £6,486m) of Additional Tier 1 (AT1) securities. The increase of £1,250m during the period was driven by a £1,250m AT1 issuance by Barclays PLC during the first quarter.

Loans and advances to subsidiary, subordinated liabilities and debt securities in issue

During H117, Barclays PLC issued $2.0bn of Fixed Rate Subordinated Notes included within the subordinated liabilities balance of £5,236m (December 2016: £3,789m), and $5.0bn of Fixed and Floating Rate Senior Notes and £0.95bn of Fixed Rate Senior Notes included within the debt securities in issue balance of £21,225m (December 2016: £16,893m). The proceeds raised through these transactions were used to invest in Barclays Bank PLC Notes in each case with a ranking corresponding to the notes issued by Barclays PLC and included within the loans and advances to subsidiary balance of £25,200m (December 2016: £19,421m) and financial investments balance of £1,286m (December 2016 £1,218m).

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in the subsidiaries according to their regulatory and business needs. As we implement our structural reform programme, Barclays PLC will invest capital and funding to Barclays Bank PLC and other Group subsidiaries such as the Group service company, the US IHC and the UK ring-fenced bank.

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Appendix: Non-IFRS Performance Measures

The Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of Barclays PLC and its subsidiaries (the Group). They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management.

Any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Barclays Core	Barclays Core includes Barclays UK, Barclays International and Head Office. A reconciliation of Core statutory results is included on pages iv to viii.

Return on average tangible shareholders’ equity

Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages ix to x.

Return on average allocated tangible shareholders’ equity

Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible shareholders’ equity. The components of the calculation have been included on pages ix to x.

Period end allocated tangible equity

Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office tangible equity represents the difference between the Group’s tangible equity and the amounts allocated to businesses.

Average tangible shareholders’ equity

Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible shareholders’ equity

Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Basic earnings/(loss) per share contribution (Barclays Core and Non-Core)

The calculation is consistent with the IFRS measure and applied to the Barclays Core and Non-Core: statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, divided by the Group basic weighted average number of shares. The components of the calculation have been included on page 91.

Loan loss rate	Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

Loan: deposit ratio

Loans and advances divided by customer accounts calculated for Barclays UK, Barclays International and Non-Core, excluding investment banking businesses. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 26.

Tangible net asset value per share

Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 92.

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Appendix: Non-IFRS Performance Measures

Returns

Return on average allocated tangible equity is calculated as profit for the period attributable to ordinary equity holders of the parent (adjusted for the tax credit recorded in reserves in respect of interest payments on other equity instruments) divided by average allocated tangible equity for the period as appropriate, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average tangible equity represents the difference between the Group’s average tangible equity and the amounts allocated to businesses.

Attributable profit	Half year ended 30.06.17 £m	Half year ended 30.06.16 £m

Barclays UK	185	608
Corporate and Investment Bank	1,083	868
Consumer, Cards and Payments	573	878
Barclays International	1,656	1,746
Head Office	(298)	90
Barclays Core	1,543	2,444
Barclays Non-Core	(419)	(1,490)
Africa Banking discontinued operation	(2,335)	156
Barclays Group	(1,211)	1,110

Tax credit in respect of interest payments on other equity instruments
Barclays UK	18	14
Corporate and Investment Bank	45	35
Consumer, Cards and Payments	9	5
Barclays International	54	40
Head Office	-	(4)
Barclays Core	72	50
Barclays Non-Core	10	8
Africa Banking discontinued operation	-	-
Barclays Group	82	58

Profit/(loss) attributable to ordinary equity holders of the parent
Barclays UK	203	622
Corporate and Investment Bank	1,128	903
Consumer, Cards and Payments	582	883
Barclays International	1,710	1,786
Head Office	(298)	86
Barclays Core	1,615	2,494
Barclays Non-Core	(409)	(1,482)
Africa Banking discontinued operation	(2,335)	156
Barclays Group	(1,129)	1,168

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Appendix: Non-IFRS Performance Measures

Average allocated tangible equity[1]	Half year ended 30.06.17	Half year ended 30.06.16
	£bn	£bn
Barclays UK	8.8	9.1
Corporate and Investment Bank	23.3	21.5
Consumer, Cards and Payments	4.2	3.5
Barclays International	27.5	25.0
Head Office[2]	8.2	5.8
Barclays Core	44.5	39.9
Barclays Non-Core	4.9	8.5
Barclays Group	49.4	48.3

Return on average allocated tangible equity[1]	%	%
Barclays UK	4.6%	13.6%
Corporate and Investment Bank	9.7%	8.4%
Consumer, Cards and Payments	28.0%	50.9%
Barclays International	12.4%	14.3%

Barclays Core[3]	7.3%	12.5%

Barclays Group	(4.6%)	4.8%

Returns excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL

Half year ended 30.06.17
£m
Barclays Core profit attributable to ordinary equity holders	1,615
Impact of charges for PPI	(692)
Barclays Core profit attributable to ordinary equity holders of the parent excluding charges for PPI	2,307

Average allocated tangible equity	£bn
Barclays Core	44.5

Return on average allocated tangible equity excluding charges for PPI	%
Barclays Core[3]	10.4%

£m
Barclays Group profit attributable to ordinary equity holders	(1,129)
Impact of charges for PPI	(692)
Impact of impairment of Barclays’ holding in BAGL	(1,008)
Impact of loss on the sale of BAGL	(1,435)
Barclays Group profit attributable to ordinary equity holders of the parent excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL	2,006

Average allocated tangible equity	£bn
Barclays Group	49.4

Return on average allocated tangible equity excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL
%
Barclays Group	8.1%

1	Refer to pages iv to x for further information, reconciliations and calculations of non-IFRS performance measures included throughout this document.
2	Includes the Africa Banking discontinued operation.
3	Includes Head Office.

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Appendix: Non-IFRS Performance Measures

Earnings per share

Profit/(loss) attributable to ordinary equity holders of the parent[1]	H117 £m	H116 £m	Q217 £m	Q117 £m	Q416 £m	Q316 £m	Q216 £m	Q116 £m	Q415 £m	Q315 £m
Barclays UK	203	622	479	479	390	(156)	149	473	(1,075)	546
Corporate and Investment Bank	1,128	903	483	483	(66)	505	509	394	(135)	242
Consumer, Cards and Payments	582	883	381	381	132	138	681	202	122	190
Barclays International	1,710	1,786	864	864	66	643	1,190	596	(13)	432
Head Office	(298)	86	(126)	(126)	227	(203)	180	(94)	(133)	(4)
Barclays Core	1,615	2,496	1,217	1,217	683	284	1,519	975	(1,221)	974
Barclays Non-Core	(409)	(1,482)	(188)	(188)	(493)	76	(883)	(599)	(1,203)	(626)
Africa Banking discontinued operation	(2,335)	(156)	(801)	(801)	(52)	85	70	86	25	85
Barclays Group	(1,129)	1,168	228	228	138	445	706	462	(2,399)	433

	H117 m	H116 m	Q217 m	Q117 m	Q416 m	Q316 m	Q216 m	Q116 m	Q415 m	Q315 m
Basic weighted average number of shares	16,989	16,859	16,924	16,924	16,860	16,866	16,859	16,841	16,687	16,686

Basic earnings per ordinary share	H117 p	H116 p	Q217 p	Q117 p	Q416 p	Q316 p	Q216 p	Q116 p	Q415 p	Q315 p
Barclays Core contribution	9.5	14.8	7.2	7.2	4.0	1.7	9.0	5.8	(7.3)	5.8
Barclays Non-Core contribution	(2.4)	(8.8)	(1.1)	(1.1)	(2.9)	0.5	(5.2)	(3.6)	(7.2)	(3.7)
Barclays Group	7.1	6.0	1.3	1.3	0.8	2.6	4.2	2.7	(14.4)	2.6

1	The profit after tax attributable to other equity holders of £139m (Q116: £104m) is offset by a tax credit recorded in reserves of £38m (Q116: £29m). The net amount of £101m (Q116: £75m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

Earnings per share excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL

Profit attributable to ordinary equity holders of the parent excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL	Half year ended 30.06.17 £m
Barclays Group profit attributable to ordinary equity holders	(1,129)
Impact of charges for PPI	(692)
Impact of impairment of Barclays’ holding in BAGL	(1,008)
Impact of loss on the sale of BAGL	(1,435)
Barclays Group profit attributable to ordinary equity holders of the parent excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL	2,006

m
Basic weighted average number of shares	16,989

Basic earnings per ordinary share excluding charges for PPI, impairment of Barclays’ holding in BAGL and loss on the sale of BAGL	p
Barclays Group	11.8

1	The profit after tax attributable to other equity holders of £301m (H116: £208m) is offset by a tax credit recorded in reserves of 82m (H116: £58m). The net amount of £219m (H116: £150m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

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Appendix: Non-IFRS Performance Measures

Net asset value and tangible net asset value

	As at 30.06.17 £m	As at 31.12.16 £m	As at 30.06.16 £m
Total equity excluding non-controlling interests	63,866	64,873	62,854
Other equity instruments	(7,694)	(6,449)	(5,314)
Shareholders’ equity attributable to ordinary shareholders of the parent	56,172	58,424	57,540
Goodwill and intangibles[1]	(7,724)	(9,245)	(8,651)
Tangible shareholders’ equity attributable to ordinary shareholders of the parent	48,448	49,179	48,889

	m	m	m
Shares in issue	17,034	16,963	16,913

	p	p	p
Net asset value per share	329	344	340
Tangible net asset value per share	284	290	289

1	Comparative figures include goodwill and intangibles in relation to Africa Banking.

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Shareholder Information

Results timetable[1]	Date
Ex-dividend date	10 August 2017
Dividend Record date	11 August 2017
Scrip reference share price set and made available to shareholders	17 August 2017

Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	25 August 2017
Dividend Payment date /first day of dealing in New Shares	18 September 2017
Q3 2017 Results Announcement	31 October 2017

For qualifying US and Canadian resident ADR holders, the interim dividend of 1.0p per ordinary share becomes 4.0p per ADS (representing four shares). The ex-dividend, dividend record and dividend payment dates for ADR holders are as shown above.

				% Change[3]
Exchange rates[2]	30.06.17	31.12.16	30.06.16	31.12.16	30.06.16
Period end - US$/£	1.30	1.23	1.34	6%	(3%)
6 month average - US$/£	1.26	1.28	1.43	(2%)	(12%)
3 month average - US$/£	1.28	1.24	1.43	3%	(10%)
Period end - €/£	1.14	1.17	1.21	(3%)	(6%)
6 month average - €/£	1.16	1.16	1.29	-	(10%)
3 month average - €/£	1.16	1.15	1.27	1%	(9%)
Period end - ZAR/£	16.98	16.78	19.63	1%	(13%)
6 month average - ZAR/£	16.61	17.90	22.17	(7%)	(25%)
3 month average - ZAR/£	16.85	17.29	21.51	(3%)	(22%)

Share price data	30.06.17	31.12.16	30.06.16
Barclays PLC (p)	202.75	223.45	138.60
Barclays PLC number of shares (m)	17,034	16,963	16,913
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)	143.75	168.69	144.08
Barclays Africa Group Limited (formerly Absa Group Limited) number of shares (m)	848	848	848

For further information please contact

Investor relations	Media relations
Kathryn McLeland +44 (0) 20 7116 4943	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.

Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

1	Note that these announcement dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at home.barclays/dividends.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding UK public holidays in England and Wales.

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Glossary of terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ In the context of CRD IV, a type of capital as defined in the Capital Requirements Regulation (CRR).

‘Additional Tier 1 (AT1) securities’ Securities that are treated as additional tier 1 (AT1) capital in the context of CRD IV.

‘Advanced Measurement Approach’ Under CRD IV, operational risk charges can be calculated by using one of three methods (or approaches) that increase in sophistication and risk sensitivity: (i) the Basic Indicator Approach; (ii) the Standardised Approach; and (iii) the Advanced Measurement Approach (AMA). Under the AMA the banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

‘Africa Banking’ The previously reported Africa Retail and Business Banking combined with other businesses across Africa (excluding the Egypt and Zimbabwe businesses transferred to Barclays Non-Core). The Africa head office function is also included in Barclays Africa. This combined Barclays Africa business is managed under three primary businesses: Retail and Business Banking; Wealth, Investment Management and Insurance; and Corporate and Investment Banking. The resulting Barclays Africa business comprises the Barclays Africa Group Limited (‘BAGL’ or ‘Barclays Africa’) listed entity.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored institutions.

‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an adverse interest rate movements over a predefined time horizon.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Arrears Managed Accounts’ Arrears Managed Accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

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‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays PLC adjusted for the after tax amounts of capital securities classified as equity.

‘Average allocated tangible shareholders equity’ Calculated as the average of the previous month’s period end allocated tangible shareholders’ equity and the current month’s period end allocated tangible shareholders’ equity. The average allocated tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Average tangible shareholders equity’ Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + ... ) / total outstandings in portfolio.

‘The Bank’ Barclays Bank PLC.

‘Barclaycard’ An international consumer payments business serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany and Scandinavia.

‘Barclays Core’ Barclays Core includes Barclays UK, Barclays International and Head Office. See also ‘Barclays Non-Core’

‘Barclays Core Operating businesses’ The core Barclays businesses operated by Barclays UK (which include the UK Personal business, the small UK Corporate and UK Wealth businesses and the Barclaycard UK consumer credit cards business) and Barclays International (which include the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business; and Barclaycard Business Solutions). See also ‘Barclays Non-Core’

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses acquired from ING Direct UK in March 2013.

‘Barclays International’ The division of Barclays which will not ultimately be ring-fenced as part of regulatory ring fencing requirements. The division includes the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business (consisting of the US, German and Nordic consumer credit cards businesses); and Barclaycard Business Solutions (including merchant acquiring).

‘Barclays Non-Core’ This unit groups together businesses and assets that are not strategically attractive to Barclays and that will be exited, or run down. See also ‘Barclays Core’

‘Barclays UK’ The division of Barclays which will be ring-fenced as part of regulatory ring fencing requirements. The division includes the UK Personal business; the small UK Corporate and UK Wealth businesses; and the Barclaycard UK consumer credit cards business

‘Basel 3’ The third of the Basel Accords on banking supervision. Developed in response to the financial crisis of 2008, setting new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basel Committee of Banking Supervisors (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Index/Tenor risk, that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

‘Book quality’ In the context of the Funding Risk, Capital Risk section, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.

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‘Book size’ In the context of the Funding Risk, Capital Risk section, changes in RWAs driven by business activity, including net originations or repayments.

‘Businesses’ In the context of Non-Core Analysis of Total income, Barclays Non Core businesses comprise ongoing businesses seeking to be sold-off or run down including Europe retail and non-core elements of the Investment Bank and other non strategic businesses.

‘Business Lending’ Business Lending in Barclays UK that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital deduction approach’ An approach available to institutions when calculating risk-weighted assets for securitisation exposures. It is the same as a deduction from capital where most punitive risk weight of 1250% is applied (assuming 8% Capital Adequacy ratio).

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the CET1 ratio, Tier 1 capital ratio and Total capital ratio.

‘Capital requirements’ Amount to be held by the Group to cover the risk of losses to a certain confidence level.

‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, which accompanies CRD IV and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity.

‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating risk weighted assets (RWA) for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the program, had such exposures not been securitised.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Charges add-on and non VaR’ In the context of Risk Weighted Assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk Charges and Correlation Risk.

‘Client Assets’ Assets managed or administered by Barclays on behalf of clients including assets under management (AUM), custody assets, assets under administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

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‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Combined Buffer Requirement’ In the context of the CRD IV capital obligations, the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the OSII buffer, the Systemic Risk buffer and an institution specific counter-cyclical buffer.

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to providing development of frameworks and guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ In the context of CRD IV, a type of capital as defined by the Capital Requirements Regulation, predominantly consisting of common equity.

‘Common Equity Tier 1 (CET1) ratio’ A measure of the Group’s Common Equity Tier 1 capital as a percentage of Risk Weighted Assets under CRD IV. The Group must meet a prescribed ratio.

‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).

‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays PLC or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer’s perspective in the event of the Group’s core tier 1 (CT1) or Common Equity Tier 1 (CET1) ratio, as appropriate, falling below a specified level.

‘Core deposit intangibles’ Premium paid to acquire the deposit base of an institution.

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

‘Corporate and Investment Banking (CIB)’ Barclays Corporate and Investment Banking businesses which form part of Barclays International.

‘Cost: income ratio’ Operating expenses divided by total income.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Cost: net operating income ratio’ Operating expenses compared to total income less credit impairment charges and other provisions.

‘Cost to Achieve (CTA)’ Non-recurring investment in initiatives to drive cost and business efficiency across Barclays through rightsizing, industrialisation and innovation.

‘Cost to income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.

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‘Counter-Cyclical Capital Buffer (CCyB)’ CET1 Capital that is required to be held under CRD IV rules to ensure that banks build up surplus capital when macroeconomics conditions indicate areas of the economy are overheating.

‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that applies to all PRA regulated institutions from 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC). The CCLB applies in addition to the minimum of 3% and any G-SII additional Leverage Ratio Buffer that applies,

‘Counterparty credit risk’ In the context of Risk Weighted Assets, a component of Risk Weighted Assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ In the context of the Credit risk disclosures, impairment allowances as a percentage of Credit Risk Loan balances.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union.

’Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate Risk Weighted Assets (RWAs).

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit Products’ Represents credit products and Securitised Products income.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.

‘Credit Rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.

‘Credit risk’ The risk of the Group suffering financial loss if a counterparty fails to fulfil its contractual obligations to the Group under a loan agreement or similar. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: (i) impaired loans; (ii) accruing past due 90 days or more; and (iii) impaired or restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; collateral, netting and set-off, and risk transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRL (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

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‘CRR leverage exposure’ Is calculated in accordance with article 429 as per the CRR which was amended effective from January 2015.

‘CRR leverage ratio’ As per the CRR which was amended effective from January 2015, is calculated as the using the end-point CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as the denominator.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ In the context of Funding Risk, Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Bank. The charge is prescribed by the CRR.

‘Daily Value at Risk (DVaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for one business day.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Group due to any failure to perform on contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Group default or not perform any contractual obligations.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Group. These are liabilities of the Group and include certificates of deposit and commercial paper.

‘Default grades’ Barclays classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

‘Default fund contributions’ The amount of contribution made by members of a central counterparty (CCP). All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by that member.

‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank

‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed Accounts limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

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‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total earnings per share.

‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

‘Enterprise Risk Management Framework (ERMF)’ Barclays risk management responsibilities are laid out in the Enterprise Risk Management Framework. This framework creates clear ownership and accountability, ensures the Group’s most significant risk exposures are controlled, understood and managed in accordance with agreed risk appetite, and ensures regular reporting of both risk exposures and the operating effectiveness of controls. This framework also clarifies the definition of the three lines of defence and extends its scope to all businesses and functions.

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short term equity investment and to smoothen the income over a medium/long term.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the firm, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

‘Exposure at Default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRD IV.

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

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‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating risk weighted asset values.

‘Fitch’ A credit rating agency.

‘Forbearance’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘Forbearance Programmes for Credit Cards’ Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 3 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ The Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRD IV.

‘Fully loaded CET1 ratio’ A risk based ratio calculated as Common Equity Tier 1 capital divided by Risk Weighted Assets (before the application of transitional provisions set out in CRD IV and interpretive guidance published by the PRA).

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Funding risk’ The risk that the Group may not be able to achieve its business plans due to being unable to maintain appropriate capital ratios (Capital Risk), being unable to meet its obligations as they fall due (Liquidity Risk), rating agency methodology changes or of adverse changes in interest rate curves impacting structural hedges of non – interest bearing assets/ liabilities or on income or foreign exchange rates on capital ratios (Structural risk).

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‘Funds and fund-linked products’ Includes holdings in mutual funds, hedge funds, fund of funds and fund linked derivatives.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘Global-Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) have identified a group of 30 globally systemically important banks.

‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to globally systemically important banks (G-SIBs) and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined systemic risk buffers that applies to the bank.

‘GSII Buffer’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.

’Grandfathering’ In the context of CRD IV capital resources, the application of the rules on instrument eligibility during the transitional period as defined in the Capital Requirements Regulation.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

‘Group’ Barclays PLC together with its subsidiaries.

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office and Other Operations’ A business segment comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.

‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the United States.

‘IMA / Internal Model Approach’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal market risk model.

‘IMM / Internal Model Method’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Impairment coverage ratio’ Impairment allowance held against balances in specific LTV band expressed as a percentage of balances in the specific LTV Band.

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‘Income’ Total income, unless otherwise specified.

‘Incremental Risk Charge’ An estimate of the incremental risk arising from rating migrations and defaults beyond what is already captured in specific market risk VaR for the non correlation trading portfolio.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the PRA has asked the firm to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Insurance Risk’ The risk of the Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Groups net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Internal Assessment Approach (IAA)’ One of three types of calculation that a firm with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a firm’s internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal Internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the group’s risk appetite, economic capital and stress testing frameworks.

‘Internal model method (IMM)’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘A-IRB’): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.

‘Investment Bank’ The Group’s investment bank which consists of origination led and returns focused markets and banking business which forms part of the Corporate and Investment Banking segment of Barclays International.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.

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‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

‘Lag risk’ Arises from the delay in re-pricing customer rates for certain variable/managed rate products, following an underlying change to market interest rates. This is typically driven by either regulatory constraint around customer notification on pricing changes, processing time for the Group’s and/or Entity’s notification systems or contractual agreements within a product’s terms and conditions.

‘Large exposure’ A large exposure is defined as the total exposure of a firm to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the firm’s eligible capital.

‘Lender Option Borrower Option (LOBO)’ A clause previously included in ESHLA loans that allowed Barclays, on specific dates, to raise the fixed interest rate on the loan, upon which the borrower had the option to either continue with the loan at the higher rate, or re-pay the loan at par.

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include, for example, lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks.

‘Liquidity Pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC) and which incorporates liquidity policies, systems and controls that the Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

‘Loan loss rate’ Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ Loans and advances divided by customer accounts calculated for Barclays UK; Barclays International and Non-Core, excluding investment banking businesses. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

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‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MMT) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Macro Products’ Represents Rates, currency and commodities income.

‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current mark to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

‘Market risk’ The risk of the Group suffering financial loss due to changes in market prices. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.

‘Methodology and policy’ In the context of the Funding Risk, Capital Risk section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘Minimum capital requirement’ Under Pillar 1 of the Basel framework, the amount of capital required for an exposure.

‘Model updates’ In the context of the Funding Risk, Capital Risk section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of Risk Weighted Assets, Market risk calculated using value at risk models laid down by the CRR and supervised by the PRA.

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

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‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

‘Net interest income’ The difference between interest income on assets and interest expense on liabilities.

‘Net interest margin’ Annualised net interest income divided by the sum of average customer assets.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net tangible asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer net interest income(NII)’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-performing proportion of outstanding balances’ Defined as balances greater than 90 days delinquent (including forbearance accounts greater than 90 days and accounts charged off to recoveries), expressed as a percentage of outstanding balances.

‘Non-performing balances impairment coverage ratio’ Impairment allowance held against non performing balances expressed as a percentage of non performing balances.

‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact bank’s capital and/or earnings due to adverse movements in Interest or Foreign Exchange Rates.

‘Non-Traded VaR’ Reflects the volatility in the value of the available for sale investments in the liquidity pool which flow directly through capital via the available for sale reserve. The underlying methodology to calculate non traded VaR is similar to Traded Management VaR,

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but the two measures are not directly comparable. The Non Traded VaR represents the volatility to capital driven by the available for sale exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

‘Notable items’ Notable items are considered to be significant items impacting comparability of performance and are shown for each of the business segments.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Operational risk’ The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss resulting from these risks.

‘Operational RiskData eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

‘Origination led’ Focus on high margin low capital fee based activities and related hedging opportunities.

‘Origination exposure model’ A technique used to measure the counterparty credit risk of losing anticipated cash flows from forwards, swaps, options and other derivatives contracts in the event the counterparty to the contract should default.

‘OSII’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Group’s earnings and capital being adversely impacted by the Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Group uses for capital planning purposes. Head Office tangible equity represents the difference between the Group’s tangible equity and the amounts allocated to businesses.

‘Pillar 1’ The part of the Basel framework that sets outs the rules that govern the calculation of Minimum capital requirements for credit, market and operational risks.

‘Pillar 2’ The part of the Basel framework that covers the supervisory reviews of the bank’s internal assessment of capital to ensure that firms have adequate capital to support all the relevant risks in their business.

‘Pillar 3’ The part of the Basel framework that covers external communication of risk and capital information by banks to promote transparency and good risk management.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

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‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Future Exposure on Derivatives’ A regulatory calculation in respect of the Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘PRA waivers’ PRA approvals that specifically give permission to the Bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Principal Risks’ the principal risks affecting the Group described in the risk review section of the Barclays PLC Annual Report.

‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge in place to reduce earnings volatility on product balances with an instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.

‘Properties in Possession held as ’Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa, where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK. The PRA is a subsidiary of the Bank of England.

‘Prudential valuation adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

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‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). It includes most types of credit card exposure.

‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.

‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repricing lag risk’ The risk that when underlying interest rates change it can take a number of months to change the customer rate e.g. should rates decrease then we would need to let our variable savings rate customers know that we would be decreasing their savings rates. This could result in a loss of income as it may take several months, whereas the “funding/investment” benefit reduces immediately.

‘Repurchase agreement (Repo)’ / ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a Reverse repurchase agreement or Reverse repo.

‘Re-securitisations’ The repackaging of Securitised Products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average Risk Weighted Assets’ Statutory profit as a proportion of average Risk Weighted Assets.

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‘Return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

‘Return on average tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments, adjusted for the deduction of intangible assets and goodwill.

‘Return on average allocated tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible shareholders’ equity.

‘Risk Appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRD IV and local regulators.

‘Risks not in VaR (RNIVS)’ Refers to all the key risks which are not captured or not well captured within the VaR model framework.

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the U.S. Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Barclays Non-Core Securities and Loans comprise non strategic businesses, predominantly from the non-core Investment Bank and Corporate Bank.

‘Securities Financing Transactions (SFT)’ In the context of Risk Weighted Assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitised Products’ A business within the Investment Bank that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

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‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach are detailed in BIPRU 4.5.

‘South Africa’ In the context of Africa Banking, the operations of Africa Banking based in South Africa.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Standard & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised Approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Group (either financial or non-financial), assessing the Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12 month period of significant financial stress over a one day horizon.

‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

‘Structural hedge’ / ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smoothen the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

‘Systemic Risk Buffer’ CET1 capital that may be required to be held as part of the Combined Buffer Requirement increasing the capacity of UK banks to absorb stress and limiting the damage to the economy as a results of restricted lending.

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‘Tangible net asset value’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Tangible net asset value per share’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill, divided by the number of issued ordinary shares.

‘Tangible shareholders equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those parties that: own and take risk, and implement controls (first line); oversee and challenge the first line, provide second line risk management activity and support controls (second line); and, provide assurance that the Evaluate, Respond and Monitor (‘E-R-M’) process is fit-for-purpose, and that it is being carried out as intended (third line).

‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.

‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of Risk Weighted Assets under CRD IV.

‘Tier 2 (T2) capital’ In the context of CRD IV, a type of capital as defined in the Capital Requirements Regulation.

‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital in the context of CRD IV.

‘Total capital ratio’ Total Regulatory capital as a percentage of Risk Weighted Assets.

‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.

‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against Forbearance balances expressed as a percentage of balance in forbearance.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

‘Transitional’ In the context of CRD IV a measure is described as transitional when the transitional provisions set out in Part Ten of the CRD IV Regulation are applied in its calculation.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘UK leverage exposure’ Is calculated as per the updated PRA rulebook, where the average exposure calculation also includes the FPC’s recommendation to allow firms to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.

‘UK leverage ratio’ As per the updated PRA rulebook, is calculated as the average capital measure divided by the average exposure measure for the quarter, where the average is based on the capital and exposure measure on the last day of each month in the quarter.

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‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Utilisation rate’ Utilisation of MCA balances expressed as a percentage of total MCA reserve limits.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio /total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ See ‘DVaR’.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.

‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released.

‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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